As filed with the Securities and Exchange Commission on May 3, 2006
Registration No. 333-132550

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CommVault Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	22-3447504
(State of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
2 Crescent Place
Oceanport, New Jersey 07757
(732) 870-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
N. Robert Hammer
Chairman, President and Chief Executive Officer
CommVault Systems, Inc.
2 Crescent Place
Oceanport, New Jersey 07757
(732) 870-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Philip J. Niehoff, Esq.	William J. Whelan, III, Esq.
John R. Sagan, Esq.	LizabethAnn R. Eisen, Esq.
Mayer, Brown, Rowe & Maw LLP	Cravath, Swaine & Moore LLP
71 South Wacker Drive	825 Eighth Avenue
Chicago, Illinois 60606	New York, New York 10019
(312) 782-0600	(212) 474-1000
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to Be Registered	Aggregate Offering Price	Registration Fee(1)

Common Stock, par value $0.01 per share	$150,000,000	$16,050(2)

(1)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Previously paid.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 3, 2006
                                Shares
CommVault Systems, Inc.
Common Stock

         Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $          and $           per share. We have applied to list our common stock on The NASDAQ National Market under the symbol “CVLT.”
      We are selling                      shares of common stock and the selling stockholders are selling                      shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.
      The underwriters have an option to purchase a maximum of                     additional shares from the selling stockholders to cover over-allotments of shares.
      Investing in our common stock involves risks. See “Risk Factors” on page 11.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	CommVault	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$
      Delivery of the shares of common stock will be made on or about                     , 2006.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman, Sachs & Co.
Merrill Lynch & Co.

Thomas Weisel Partners LLC

RBC Capital Markets

C.E. Unterberg, Towbin
The date of this prospectus is                     , 2006.

CommVault®
Unified Data Management™

CommVault® QiNetix™ **Unified Suite of Data Management Software** is revolutionizing the way customers manage and protect their data assets.

CommVault QiNetix
Intelligent Operations Management
QNet & iQ Ops
Galaxy Backup & Recovery
Data Protection
Quick Recovery
Data Availability
Continuous Data Replicator
Data Replication
Data Migrator
Active Migration
Data Archiver
E-Mail Archiving
Storage Manager
Storage Resource Management
Data Classification & Content Search Enabler
COMMON TECHNOLOGY ENGINE

CommVault QiNetix. Solving Data Management Challenges.

Data Protection and Availability	» Efficiently backup data to protect it against loss » Quickly recover data to minimize disruption in operations
Data Replication	» Manage remote office consolidation of data for centralized backup and recovery
Active Migration & Archiving	» Retrieve data and email for compliance and discovery » Migrate data to lower-cost secondary storage
Storage Resource Management	» Discover, track and report on usage of storage, applications and files
Data Classification	» Organize and manage data based on its key attributes
Operations Management	» Gain insight into operations, capacity and utilization across all tiers of storage

CommVault QiNetix software is designed to manage, protect and retain data in less time, at lower cost and with fewer resources throughout its lifecycle.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.
Dealer Prospectus Delivery Obligation
      Until                     , 2006 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the terms “CommVault Systems,” “CommVault,” the “Company,” “we,” “us” and “our” refer to CommVault Systems, Inc. and its subsidiaries.
Our Company
      CommVault is a leading provider of data management software applications and related services in terms of product breadth and functionality and market penetration. We develop, market and sell a unified suite of data management software applications under the QiNetix (pronounced “kinetics”) brand. QiNetix is specifically designed to protect and manage data throughout its lifecycle in less time, at lower cost and with fewer resources than alternative solutions. QiNetix provides our customers with:

•	high-performance data protection, including backup and recovery;

•	disaster recovery of data;

•	data migration and archiving;

•	global availability of data;

•	replication of data;

•	creation and management of copies of stored data;

•	storage resource discovery (the automated recognition of available storage resources allowing more efficient storage and management of data) and usage tracking (tracking the use of available storage resources);

•	data classification (the creation and tracking of key data attributes to enable intelligent, automated policy-based data movement and management); and

•	management and operational reports and troubleshooting tools.
We also provide our customers with a broad range of highly effective professional services that are delivered by our worldwide support and field operations.
      QiNetix addresses the markets for backup and recovery, replication, archival and storage management, offering our customers high-performance and comprehensive solutions for data protection, business continuance, corporate compliance and centralized management and reporting.
      QiNetix enables our customers to simply and cost-effectively protect and manage their enterprise data throughout its lifecycle, from data center to remote office, covering the leading operating systems, relational databases and applications. In addition to addressing today’s data management challenges, our customers can realize lower capital costs through more efficient use of their enterprise-wide storage infrastructure assets, including the automated movement of data from higher cost to lower cost storage devices throughout its lifecycle and through sharing and better utilization of storage resources across the enterprise. QiNetix can also provide our customers with reduced operating costs through a variety of features, including fast application deployment, reduced training time, lower cost of storage media consumables, proactive monitoring and analysis, simplified troubleshooting and lower administrative costs.
      QiNetix is built upon a new innovative architecture and a single underlying code base, which we refer to as our Common Technology Engine. This unified architectural design is unique and differentiates us from our competitors, some of which offer similar applications built upon disparate software architectures, which we refer to as point products. We believe our architectural design provides us with significant competitive advantages, including offering the industry’s most granular and automated management of data, tiered classification of all data based on its user-defined value and greater product reliability and ease of installation. In addition, we believe we have lower support and development costs and faster time to market for our new data management software applications.

      QiNetix fully interoperates with a wide variety of operating systems, applications, network devices and protocols, storage arrays (methods for storing information on multiple devices), storage formats and tiered storage infrastructures (storage environments in which data is organized and stored on a variety of storage media based on size, age, frequency of access or other factors), providing our customers with the flexibility to purchase and deploy a combination of hardware and software from different vendors. As a result, our customers can purchase and use the optimal hardware and software for their needs, rather than being restricted to the offerings of a single vendor.
      We have established a worldwide multi-channel distribution network to sell our software and services to large global enterprises, small and medium sized businesses and government agencies, both directly through our sales force and indirectly through our global network of value-added resellers, system integrators, corporate resellers and original equipment manufacturers. As of December 31, 2005, we had licensed our data management software to more than 3,400 registered customers across a variety of industries. A representative sample of well-known customers with a significant deployment of CommVault software includes Ace Hardware Corporation, Centex Homes, Clifford Chance LLP, Cozen O’Connor, Halcrow Group Ltd., Newell Rubbermaid Inc., North Fork Bank, Ricoh Company, Ltd., the United Kingdom’s Department of International Development and Welch Foods Inc.
      CommVault’s executive management team has led the growth of our business, including the development and release of all our QiNetix software since its introduction in February 2000. Under the guidance of our management team, we have sustained technical leadership with the introduction of eight new data management applications and have garnered numerous industry awards and recognition for our innovative solutions.
Our Industry
      The driving forces for the growth of the data management software industry are the rapid growth of data and the need to protect and manage that data.
      Data is widely considered to be one of an organization’s most valued assets. The increasing reliance on critical enterprise software applications such as e-mail, relational databases, enterprise resource planning, customer relationship management and workgroup collaboration tools is resulting in the rapid growth of data across all enterprises. New government regulations, such as those issued under the Sarbanes-Oxley Act, the Health Insurance Portability and Accountability Act (HIPAA) and the Basel Committee on Banking Supervision (Basel II), as well as company policies requiring data preservation, are expanding the proportion of data that must be archived and easily accessible for future use. In addition, ensuring the security and integrity of data has become a critical task as regulatory compliance and corporate governance objectives affecting many organizations mandate the creation of multiple copies of data with longer and more complex retention requirements. According to a 2005 report by International Data Corporation, an independent technology research organization, worldwide disk storage systems exceeded 1.2 million terabytes in 2004 and are forecasted to grow to nearly 10.6 million terabytes in 2009, representing an estimated annual growth rate of approximately 52%.
      The recent innovations in storage and networking technologies, coupled with the rapid growth of data, have caused information technology managers to redesign their data and storage infrastructures to deliver greater efficiency, broaden access to data and reduce costs. The result has been the wide adoption of larger and more complex networked data and storage solutions, such as storage area networks (SANs) (high-speed special-purpose networks (or subnetworks) that interconnect different kinds of data storage devices with associated data servers) and network-attached storage (NAS) (an environment in which one or more servers are dedicated exclusively to file sharing). In addition to those trends, regulatory compliance and corporate governance objectives are creating larger data archives having much longer retention periods that require information technology managers of organizations affected by these objectives to ensure the integrity, security and availability of data.
      We believe that these trends are increasing the demand for software applications that can simplify data management, provide secure and reliable access to all data across a broad spectrum of tiered storage and computing systems and seamlessly scale to accommodate growth, while reducing the total cost of ownership to the customer. Gartner, Inc., an independent technology research organization, estimated in 2005 that the storage management software market will grow from $5.6 billion in 2004 to $9.4 billion in 2009.
      Many of our competitors’ products were initially designed to manage smaller quantities of data in server-attached storage environments. As a result, we believe they are not as effective managing data in today’s larger and more complex networked (SAN and NAS) environments. Given these limitations, we believe our competitors’ products cannot be scaled as easily as ours and are more costly to implement and manage than our solutions.
      Most data management software solutions are comprised of many individual point products built upon separate underlying architectures. This often requires the user to administer each individual point product using a separate, different user interface and unique set of dedicated storage resources, such as disk and tape drives. The result can be a costly, difficult to manage environment that requires extensive administrative cross-training, offers little insight into storage resource use across the global enterprise, provides modest operational reporting and commands greater storage use. Given these challenges, we believe that there is and will continue to be significant demand for a unified, comprehensive and scalable suite of data management software applications specifically designed to centrally and cost-effectively manage increasingly complex enterprise data environments.
Our Strategy
      Our objective is to enhance our position as a leading supplier of data management software and services. Our key strategic initiatives are to continue:

•	Extending our Technology Leadership, Product Breadth and Addressable Markets. We plan to continuously enhance existing software applications and introduce new data management software applications that address emerging data and storage management trends, incorporate advances in hardware and software technologies as they become available and take advantage of market opportunities.

•	Enhancing and Expanding our Customer Support and Other Professional Services Offerings. We plan to continue creating and delivering innovative services offerings and product enhancements that result in faster deployment of our software, simpler system administration and rapid resolution of problems.

•	Expanding Distribution Channels and Geographic Markets Served. We plan to continue investing in the expansion of our distribution channels, both geographically and across all enterprises.

•	Broadening and Developing Strategic Relationships. We plan to broaden our existing relationships and develop new relationships with leading technology partners, including software application and infrastructure hardware vendors. We believe that these types of strategic relationships will allow us to package and distribute our data management software to our partners’ customers, increase sales of our software through joint-selling and marketing arrangements and increase our insight into future industry trends.
Company Information
      We were incorporated in the State of Delaware in 1996. Our principal executive offices are located at 2 Crescent Place, Oceanport, New Jersey 07757, and our telephone number is (732) 870-4000. Our website address is www.commvault.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.
      “CommVault Systems,” “CommVault,” “CommVault Galaxy,” “QiNetix” and other trademarks or service marks of CommVault appearing in this prospectus are the property of CommVault. This prospectus also contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.
Transactions in Connection With the Offering
      We intend to effectuate a reverse stock split of our outstanding shares of common stock at a ratio of                      share for each                      share of common stock outstanding at the time of the reverse stock split. Except as otherwise indicated, all information in this prospectus gives effect to the reverse stock split.
      In connection with this offering:

•	We intend to enter into a new $20 million term loan with Silicon Valley Bank, the expected terms of which are more fully described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” pursuant to which we intend to borrow $ million on or immediately prior to the closing date of this offering in connection with the payments to the holders of our Series A, B, C, D and E preferred stock described below.

•	In accordance with the terms of each series of preferred stock as set forth in our Certificate of Incorporation, the outstanding shares of Series A, B, C, D and E preferred stock will be converted into a total of shares of common stock. At the time of conversion, holders of Series A, B, C, D and E preferred stock will also receive:

•	$14.85 per share, or $47.0 million in the aggregate; and

•	accumulated and unpaid dividends of $1.788 per share per year since the date the shares of preferred stock were issued, or $ million in the aggregate assuming that this offering closes on , 2006.

We will pay these amounts with the net proceeds of this offering and the concurrent private placement described below and borrowings under the new term loan referred to above.

•	The outstanding shares of Series AA, BB and CC preferred stock will be converted into a total of shares of common stock, in accordance with the terms of such series of preferred stock as set forth in our Certificate of Incorporation.

•	We will complete a private placement of shares of our common stock at the public offering price to Aman Ventures, Mark Francis, K. Flynn McDonald, Greg Reyes, Reyes Family Trust, Van Wagoner Capital Partners, L.P., Van Wagoner Crossover Fund, L.P. and Marc Weiss, each an existing stockholder, pursuant to preemptive rights that arise as a result of the offering and terminate upon the closing of the offering. Assuming an offering price of $ per share (the midpoint of the estimated price range shown on the cover page of this prospectus) we will raise $ million in proceeds from the concurrent private placement. This prospectus shall not be deemed to be an offer to sell or a solicitation of an offer to buy any securities in the concurrent private placement.
A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) the net proceeds to us from this offering and the concurrent private placement by $           million and would decrease (increase) the amount of borrowings on the closing date under our new term loan by $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The Offering

Common stock offered to the public	shares by us

shares by the selling stockholders

Total offering	shares (or shares if the underwriters exercise their over-allotment option in full)

Common stock offered in the concurrent private placement	shares

Common stock to be outstanding after the offering and the concurrent private placement	shares

Proposed NASDAQ National Market symbol	“CVLT”

Use of proceeds	We intend to use the estimated net proceeds from the sale of shares by us in this offering of $ million (based on an offering price of $ per share, the midpoint of the estimated price range shown on the cover page of this prospectus), together with the estimated proceeds of $ million from the concurrent private placement (based on an offering price of $ per share, the midpoint of the estimated price range shown on the cover page of this prospectus) and estimated borrowings of $ million under our new term loan, to pay $ million in satisfaction of amounts due on our Series A, B, C, D and E preferred stock upon its conversion into common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the net proceeds to us from this offering and the concurrent private placement by $ million and would decrease (increase) the amount of borrowings on the closing date under our new term loan by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of common stock by the selling stockholders.
The number of shares to be outstanding after this offering and the concurrent private placement is based on                      shares outstanding as of                     , 2006, and excludes:

•	shares of common stock available for issuance under our 1996 Stock Option Plan, including shares of common stock issuable upon exercise of outstanding stock options as of , 2006 at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon exercise of a warrant that expires on June 19, 2006 held by Dell Ventures, L.P. at an exercise price of $ per share; and

•	shares of common stock initially available for issuance under our 2006 Long-Term Stock Incentive Plan.
      Except as otherwise indicated, all information in this prospectus gives effect to the conversion of all shares of our preferred stock into common stock immediately prior to the closing of this offering.

Summary Historical and Pro Forma Financial Data
      The following table sets forth a summary of our historical and pro forma financial data for the periods ended or as of the dates indicated. You should read this table together with the discussion under the headings “Use of Proceeds,” “Capitalization,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.
      We derived the summary historical financial data for each of the three years in the period ended March 31, 2005 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary historical financial data for each of the two years in the period ended March 31, 2002 from our audited consolidated financial statements that are not included in this prospectus. We derived the summary historical financial data for each of the nine months ended December 31, 2004 and 2005 and as of December 31, 2005 from our unaudited consolidated interim financial statements that are also included elsewhere in this prospectus. In our opinion, our unaudited consolidated interim financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year, and the historical results set forth below do not necessarily indicate results expected for any future period.
      The following table also sets forth summary unaudited pro forma and pro forma as adjusted consolidated financial data, which gives effect to the transactions described in the footnotes to the table. The unaudited pro forma and pro forma as adjusted consolidated financial data is presented for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been had the transactions reflected occurred on the dates indicated or to project our financial position as of any future date or our results of operations for any future period.

							For the Nine
							Months Ended
	For the Year Ended March 31,						December 31,

	2001	2002	2003	2004	2005		2004	2005

	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Software:
QiNetix	$8,505	$17,460	$29,485	$39,474		$49,598	$35,317		$47,335
Vault 98	2,484	314	—	—		—	—		—

Total software	10,989	17,774	29,485	39,474		49,598	35,317		47,335
Services	11,785	11,677	14,840	21,772		33,031	23,702		33,351
Hardware, supplies and other	5,240	1,397	94	—		—	—		—

Total revenues	28,014	30,848	44,419	61,246		82,629	59,019		80,686
Cost of revenues:
QiNetix software	334	255	932	1,168		1,497	1,172		1,316
Vault 98 software	9	1	—	—		—	—		—
Services	6,454	6,449	6,095	8,049		9,975	7,328		9,278
Hardware, supplies and other	3,385	1,146	72	—		—	—		—

Total cost of revenues	10,182	7,851	7,099	9,217		11,472	8,500		10,594

Gross margin	17,832	22,997	37,320	52,029		71,157	50,519		70,092
Operating expenses:
Sales and marketing	23,375	27,352	29,842	37,592		43,248	31,475		37,185
Research and development	13,215	15,867	16,153	16,214		17,239	12,596		13,945
General and administrative	6,261	6,291	6,332	8,599		8,955	6,739		8,895
Depreciation and amortization	3,029	3,021	1,752	1,396		1,390	999		1,153
Goodwill impairment	—	1,194	—	—		—	—		—

Income (loss) from operations	(28,048)	(30,728)	(16,759)	(11,772)		325	(1,290)		8,914
Interest expense	(59)	(22)	—	(60)		(14)	(12)		(7)
Other income	19	—	—	—		—	—		—
Interest income	1,430	631	297	134		346	218		812

Income (loss) before income taxes	(26,658)	(30,119)	(16,462)	(11,698)		657	(1,084)		9,719
Income tax (expense) benefit	455	232	52	—		(174)	(64)		(636)

Net income (loss)	(26,203)	(29,887)	(16,410)	(11,698)		483	(1,148)		9,083
Less: accretion of preferred stock dividends	(5,652)	(5,661)	(5,661)	(5,676)		(5,661)	(4,265)		(4,265)

Net income (loss) attributable to common stockholders	$(31,855)	$(35,548)	$(22,071)	$(17,374)		$(5,178)	$(5,413)		$4,818

Net income (loss) attributable to common stockholders per share:
Basic	$(0.91)	$(0.98)	$(0.60)	$(0.47)		$(0.14)	$(0.14)		$0.08

Diluted	$(0.91)	$(0.98)	$(0.60)	$(0.47)		$(0.14)	$(0.14)		$0.08

Weighted average shares used in computing per share amounts:
Basic	35,193	36,224	36,741	37,201		37,424	37,363		37,628

Diluted	35,193	36,224	36,741	37,201		37,424	37,363		38,373

Pro forma as adjusted net income (loss) attributable to common stockholders per share(1):
Basic					$			$

Diluted					$			$

Pro forma as adjusted weighted average shares used in computing per share amounts(1):
Basic

Diluted

	As of December 31, 2005

		Pro	Pro Forma
	Actual	Forma(2)	As Adjusted(3)

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$43,256
Working capital	21,648
Total assets	64,754
Term loan, less current portion	—
Cumulative redeemable convertible preferred stock: Series A through E, at liquidation value	97,773
Total stockholders’ deficit	(75,973)

(1)	Pro forma as adjusted net income (loss) attributable to common stockholders per share for the year ended March 31, 2005 and the nine months ended December 31, 2005 gives effect to:

•	the conversion of all outstanding shares of our preferred stock into a total of shares of common stock upon the closing of this offering;

•	the payment of $ million in satisfaction of the cash amount due to holders of Series A, B, C, D and E preferred stock upon its conversion into common stock (including accrued dividends, and assuming the offering is completed on , 2006) with:

•	the net proceeds of this offering and the concurrent private placement (based on an offering price of $ per share, the midpoint of the estimated price range shown on the cover page of this prospectus); and

•	the borrowing of $ million under our new term loan at an interest rate equal to 30-day LIBOR plus 1.50%, and assumed to be % per year (assuming that this offering and the concurrent private placement are priced at $ per share, the midpoint of the estimated price range shown on the cover page of this prospectus);

as if each had occurred at April 1, 2004.
      The following table shows the adjustments to net income (loss) attributable to common stockholders for the periods shown to arrive at the corresponding pro forma as adjusted net income (loss) attributable to common stockholders:

	Year Ended	Nine Months Ended
	March 31, 2005	December 31, 2005

	(In thousands)
Net income (loss) attributable to common stockholders	$(5,178)	$4,818
Plus:
Elimination of accretion of preferred stock dividends	5,661	4,265
Less:
Interest expense associated with term loan borrowings, net of income taxes of $

Pro forma as adjusted net income (loss) attributable to common stockholders	$	$

      A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) the net proceeds to us from this offering and the concurrent private placement by $           million, would decrease (increase) the amount of borrowings on the closing date under our new term loan by $           million, would increase (decrease) the pro forma as adjusted net income (loss) attributable to common stockholders by $           million and $           million in the year ended March 31, 2005 and in the nine months ended December 31, 2005, respectively, and would increase (decrease) the

pro forma as adjusted net income (loss) attributable to common stockholders per share by $                    and $                    in the year ended March 31, 2005 and in the nine months ended December 31, 2005, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      A 0.125% increase (decrease) in assumed interest rate on $ million of borrowings under our new term loan would increase (decrease) interest expense by $           million and $           million in the year ended March 31, 2005 and in the nine months ended December 31, 2005, respectively, would decrease (increase) pro forma as adjusted net income (loss) attributable to common stockholders by $           million and $           million in the year ended March 31, 2005 and in the nine months ended December 31, 2005, respectively, and would decrease (increase) pro forma as adjusted net income (loss) attributable to common stockholders per share by $                    and $                    , in the year ended March 31, 2005 and in the nine months ended December 31, 2005, respectively.
      The following tables show the adjustments to the basic and diluted weighted average number of shares used in computing pro forma as adjusted per share amounts:

	Year Ended	Nine Months Ended
	March 31, 2005	December 31, 2005

(In thousands)
Basic weighted average number of shares used in computing per share amounts
Plus:
Shares issued upon conversion of outstanding preferred stock
Shares issued in this offering
Shares issued in the concurrent private placement

Basic pro forma as adjusted weighted average number of shares used in computing per share amounts

	Year Ended	Nine Months Ended
	March 31, 2005	December 31, 2005

(In thousands)
Diluted weighted average number of shares used in computing per share amounts
Plus:
Shares issued upon conversion of outstanding preferred stock
Shares issued in this offering
Shares issued in the concurrent private placement

Diluted pro forma as adjusted weighted average number of shares used in computing per share amounts

(2)	The pro forma balance sheet data as of December 31, 2005 gives effect to each of the following as if each had occurred at December 31, 2005:

•	the conversion of all outstanding shares of our preferred stock into a total of shares of common stock;

•	the payment of $ million in satisfaction of the cash amount due to holders of our Series A, B, C, D and E preferred stock upon its conversion into common stock (including accrued dividends, and assuming the offering is completed on , 2006);

•	the borrowing of $ million under our new term loan on or immediately prior to the closing date of this offering in connection with the payments to the holders of our Series A, B, C, D and E preferred stock; and

•	the completion of the concurrent private placement of shares of our common stock at the public offering price and the application of the proceeds therefrom. Assuming an offering price of $ per share (the midpoint of the estimated price range shown on the cover page of this prospectus) we will raise $ million in proceeds from the concurrent private placement.
A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) the net proceeds to us from this offering and the concurrent private placement by $           million and would decrease (increase) the amount of borrowings on the closing date under our new term loan by $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	The pro forma as adjusted balance sheet data as of December 31, 2005 reflects the issuance of shares of common stock in this offering at an assumed initial offering price of $ per share (the midpoint of the estimated price range shown on the cover page of this prospectus), and our receipt of the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as if these events had occurred at December 31, 2005.

RISK FACTORS
      This offering involves a high degree of risk. You should carefully consider the following risk factors in addition to the other information contained in this prospectus before purchasing our common stock.
Risks Related to Our Business
We have only recently become profitable and we may be unable to sustain future profitability.
      We have only recently become profitable, generating net income of approximately $0.5 million for the year ended March 31, 2005 and net income of approximately $9.1 million for the nine months ended December 31, 2005. As of December 31, 2005, we had an accumulated deficit of approximately $170.1 million. We may be unable to sustain or increase profitability on a quarterly or annual basis in the future. We intend to continue to expend significant funds in developing our software and service offerings and for general corporate purposes, including marketing, services and sales operations, hiring additional personnel, upgrading our infrastructure and expanding into new geographical markets. We expect that associated expenses will precede any revenues generated by the increased spending. If we experience a downturn in business, we may incur losses and negative cash flows from operations, which could materially adversely affect our results of operations and capitalization.
Our industry is intensely competitive, and most of our competitors have greater financial, technical and sales and marketing resources and larger installed customer bases than we do, which could enable them to compete more effectively than we do.
      The data management software market is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. Competitors vary in size and in the scope and breadth of the products and services offered. Our primary competitors include CA, Inc. (formerly known as Computer Associates International, Inc.), EMC Corporation, Hewlett-Packard Company, International Business Machines Corporation (IBM) and Symantec Corporation.
      The principal competitive factors in our industry include product functionality, product integration, platform coverage, ability to scale, price, worldwide sales infrastructure, global technical support, name recognition and reputation. The ability of major system vendors to bundle hardware and software solutions is also a significant competitive factor in our industry.
      Many of our current and potential competitors have longer operating histories and have substantially greater financial, technical, sales, marketing and other resources than we do, as well as larger installed customer bases, greater name recognition and broader product offerings, including hardware. These competitors can devote greater resources to the development, promotion, sale and support of their products than we can and have the ability to bundle their hardware and software products in a combined offering. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements.
      It is also costly and time-consuming to change data management systems. Most of our new customers have installed data management software, which gives an incumbent competitor an advantage in retaining a customer because it already understands the network infrastructure, user demands and information technology needs of the customer, and also because some customers are reluctant to change vendors.
      Our current and potential competitors may establish cooperative relationships among themselves or with third parties. If so, new competitors or alliances that include our competitors may emerge that could acquire significant market share. In addition, large operating system and application vendors, such as Microsoft Corporation, have introduced products or functionality that include some of the same functions offered by our software applications. In the future, further development by these vendors could cause our software applications and services to become redundant, which could seriously harm our sales, results of operations and financial condition.

      New competitors entering our markets can have a negative impact on our competitive positioning. In addition, we expect to encounter new competitors as we enter new markets. Furthermore, many of our existing competitors are broadening their operating systems platform coverage. We also expect increased competition from original equipment manufacturers, including those we partner with, and from systems and network management companies, especially those that have historically focused on the mainframe computer market and have been making acquisitions and broadening their efforts to include data management and storage products. We expect that competition will increase as a result of future software industry consolidation. Increased competition could harm our business by causing, among other things, price reductions of our products, reduced profitability and loss of market share.
We may experience a decline in revenues or volatility in our operating results, which may adversely affect the market price of our common stock.
      We cannot predict our future revenues or operating results with certainty because of many factors outside of our control. A significant revenue or profit decline, lowered forecasts or volatility in our operating results could cause the market price of our common stock to decline substantially. Factors that could affect our revenues and operating results include the following:

•	the unpredictability of the timing and magnitude of orders for our software applications — during the year ended March 31, 2005 and the nine months ended December 31, 2005, a majority of our quarterly revenues was earned and recorded near the end of each quarter;

•	the possibility that our customers may cancel, defer or limit purchases as a result of reduced information technology budgets;

•	the possibility that our customers may defer purchases of our software applications in anticipation of new software applications or updates from us or our competitors;

•	the ability of our original equipment manufacturers and resellers to meet their sales objectives;

•	market acceptance of our new applications and enhancements;

•	our ability to control expenses;

•	changes in our pricing and distribution terms or those of our competitors;

•	the demands on our management, sales force and services infrastructure as a result of the introduction of new software applications or updates; and

•	the possibility that our business will be adversely affected as a result of the threat of terrorism or military actions taken by the United States or its allies.
      Our expense levels are relatively fixed and are based, in part, on our expectations of our future revenues. If revenue levels fall below our expectations and we are profitable at the time, our net income would decrease because only a small portion of our expenses varies with our revenues. If we are not profitable at the time, our net loss would increase. Therefore, any significant decline in revenues for any period could have an immediate adverse impact on our results of operations for that period. We believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. In addition, our results of operations could be below expectations of public market analysts and investors in future periods, which would likely cause the market price of our common stock to decline.
We anticipate that an increasing portion of our revenues will depend on our arrangements with original equipment manufacturers that have no obligation to sell our software applications, and the termination or expiration of these arrangements or the failure of original equipment manufacturers to sell our software applications would have a material adverse effect on our future revenues and results of operations.
      We have original equipment manufacturer agreements with Dell and Hitachi Data Systems and a reseller agreement with Dell. These original equipment manufacturers sell our software applications and in some cases incorporate our data management software into systems that they sell. A material portion of our revenues is generated through these arrangements, and we expect this contribution to grow as a percentage of our total revenues in the future. However, we have no control over the shipping dates or volumes of systems these original equipment manufacturers ship and they have no obligation to ship systems incorporating our software applications. They also have no obligation to recommend or offer our software applications exclusively or at all, and they have no minimum sales requirements and can terminate our relationship at any time. These original equipment manufacturers also could choose to develop their own data management software internally and incorporate those products into their systems instead of our software applications. The original equipment manufacturers that we do business with also compete with one another. If one of our original equipment manufacturer partners views our arrangement with another original equipment manufacturer as competing with its products, it may decide to stop doing business with us. Any material decrease in the volume of sales generated by original equipment manufacturers we do business with, as a result of these factors or otherwise, would have a material adverse effect on our revenues and results of operations in future periods.
      Sales through our original equipment manufacturer agreements accounted for approximately 3% of our total revenues for the year ended March 31, 2005 and 11% of our total revenues for the nine months ended December 31, 2005. Sales through our original equipment manufacturer agreement and our reseller agreement with Dell accounted for approximately 7% and 11%, respectively, of total revenues for the nine months ended December 31, 2005, and a total of approximately 17% of our accounts receivable balance as of December 31, 2005. If we were to see a decline in our sales through Dell and/or an impairment of our receivable balance from Dell, it could have a significant adverse effect on our results of operations.
The loss of key personnel or the failure to attract and retain highly qualified personnel could have an adverse effect on our business.
      Our future performance depends on the continued service of our key technical, sales, services and management personnel. We rely on our executive officers and senior management to execute our existing business operations and identify and pursue new growth opportunities. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be time consuming, cause additional disruptions to our business and be unsuccessful. We do not carry key person life insurance covering any of our employees.
      Our future success also depends on our continued ability to attract and retain highly qualified technical, sales, services and management personnel. Competition for such personnel is intense, and we may fail to retain our key technical, sales, services and management employees or attract or retain other highly qualified technical, sales, services and management personnel in the future. Conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our personnel costs would be excessive and our business and profitability could be adversely affected.
Our ability to sell our software applications is highly dependent on the quality of our services offerings, and our failure to offer high quality support and professional services would have a material adverse affect on our sales of software applications and results of operations.
      Our services include the assessment and design of solutions to meet our customers’ storage management requirements and the efficient installation and deployment of our software applications based on specified business objectives. Further, once our software applications are deployed, our customers depend on us to resolve issues relating to our software applications. A high level of service is critical for the successful marketing and sale of our software. If we or our partners do not effectively install or deploy our applications, or succeed in helping our customers quickly resolve post-deployment issues, it would adversely affect our ability to sell software products to existing customers and could harm our reputation with potential customers. As a result, our failure to maintain high quality support and professional services would have a material adverse effect on our sales of software applications and results of operations.

We rely on indirect sales channels, such as value-added resellers, systems integrators and corporate resellers, for the distribution of our software applications, and the failure of these channels to effectively sell our software applications could have a material adverse effect on our revenues and results of operations.
      We rely significantly on our value-added resellers, systems integrators and corporate resellers, which we collectively refer to as resellers, for the marketing and distribution of our software applications and services. Resellers are our most significant distribution channel. However, our agreements with resellers are generally not exclusive, are generally renewable annually and in many cases may be terminated by either party without cause. Many of our resellers carry software applications that are competitive with ours. These resellers may give a higher priority to other software applications, including those of our competitors, or may not continue to carry our software applications at all. If a number of resellers were to discontinue or reduce the sales of our products, or were to promote our competitors’ products in lieu of our applications, it would have a material adverse effect on our future revenues. Events or occurrences of this nature could seriously harm our sales and results of operations. In addition, we expect that a significant portion of our sales growth will depend upon our ability to identify and attract new reseller partners. The use of resellers is an integral part of our distribution network. We believe that our competitors also use reseller arrangements. Our competitors may be more successful in attracting reseller partners and could enter into exclusive relationships with resellers that make it difficult to expand our reseller network. Any failure on our part to expand our network of resellers could impair our ability to grow revenues in the future. Sales through our reseller agreement with Dell accounted for approximately 11% of total revenues for the year ended March 31, 2005 and the nine months ended December 31, 2005.
      Some of our resellers possess significant resources and advanced technical abilities. These resellers, particularly our corporate resellers, may, either independently or jointly with our competitors, develop and market software applications and related services that compete with our offerings. If this were to occur, these resellers might discontinue marketing and distributing our software applications and services. In addition, these resellers would have an advantage over us when marketing their competing software applications and related services because of their existing customer relationships. The occurrence of any of these events could have a material adverse effect on our revenues and results of operations.
Sales of only a few of our software applications make up a substantial portion of our revenues, and a decline in demand for any one of these software applications could have a material adverse effect on our sales, profitability and financial condition.
      We derive the majority of our software revenue from our data protection software applications, which primarily includes Galaxy Backup and Recovery. We believe that this software application represents over 90% of our total software revenue for the year ended March 31, 2005 and the nine months ended December 31, 2005. In addition, we derive substantially all of our services revenue from associated customer and technical support. As a result, we are particularly vulnerable to fluctuations in demand for this software application, whether as a result of competition, product obsolescence, technological change, budgetary constraints of our customers or other factors. If demand for any of these software applications declines significantly, our sales, profitability and financial condition would be adversely affected.
Our software applications are complex and contain undetected errors, which could adversely affect not only our software applications’ performance but also our reputation and the acceptance of our software applications in the market.
      Software applications as complex as those we offer contain undetected errors or failures. Despite extensive testing by us and by our customers, we have in the past discovered errors in our software applications and will do so in the future. As a result of past discovered errors, we experienced delays and lost revenues while we corrected those software applications. In addition, customers in the past have brought to our attention “bugs” in our software created by the customers’ unique operating environments. Although we have been able to fix these software bugs in the past, we may not always be able to do so. Our software products may also be subject to intentional attacks by viruses that seek to take advantage of these bugs, errors or other weaknesses. Any of these events may result in the loss of, or delay in, market acceptance of our software applications and services, which would seriously harm our sales, results of operations and financial condition.
      Furthermore, we believe that our reputation and name recognition are critical factors in our ability to compete and generate additional sales. Promotion and enhancement of our name will depend largely on our success in continuing to provide effective software applications and services. The occurrence of errors in our software applications or the detection of bugs by our customers may damage our reputation in the market and our relationships with our existing customers and, as a result, we may be unable to attract or retain customers.
      In addition, because our software applications are used to manage data that is often critical to our customers, the licensing and support of our software applications involve the risk of product liability claims. Any product liability insurance we carry may not be sufficient to cover our losses resulting from product liability claims. The successful assertion of one or more large claims against us could have a material adverse effect on our financial condition.
We may not receive significant revenues from our current research and development efforts for several years, if at all.
      Developing software is expensive, and the investment in product development may involve a long payback cycle. In fiscal 2004 and fiscal 2005, our research and development expenses were $16.2 million, or approximately 26% of our total revenues, and $17.2 million, or approximately 21% of our total revenues, respectively. For the nine months ended December 31, 2005, our research and development expenses were $13.9 million, or approximately 17% of our total revenues over that period. Our future plans include significant investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.
We encounter long sales and implementation cycles, particularly for our larger customers, which could have an adverse effect on the size, timing and predictability of our revenues.
      Potential or existing customers, particularly larger enterprise customers, generally commit significant resources to an evaluation of available software and require us to expend substantial time, effort and money educating them as to the value of our software and services. Sales of our core software products to these larger customers often require an extensive education and marketing effort.
      We could expend significant funds and resources during a sales cycle and ultimately fail to close the sale. Our sales cycle for all of our products and services is subject to significant risks and delays over which we have little or no control, including:

•	our customers’ budgetary constraints;

•	the timing of our customers’ budget cycles and approval processes;

•	our customers’ willingness to replace their current software solutions;

•	our need to educate potential customers about the uses and benefits of our products and services; and

•	the timing of the expiration of our customers’ current license agreements or outsourcing agreements for similar services.
      If we are unsuccessful in closing sales, it could have a material adverse effect on the size, timing and predictability of our revenues.

If we are unable to manage our growth, there could be a material adverse effect on our business, the quality of our products and services and our ability to retain key personnel.
      We have experienced a period of significant growth in recent years. Our revenues increased 37% for the nine months ended December 31, 2005 compared to the same period in 2004, and the number of our customers increased significantly during that period. Our growth has placed increased demands on our management and other resources and will continue to do so in the future. We may not be able to maintain or accelerate our current growth rate, manage our expanding operations effectively or achieve planned growth on a timely or profitable basis. Managing our growth effectively will involve, among other things:

•	continuing to retain, motivate and manage our existing employees and attract and integrate new employees;

•	continuing to provide a high level of services to an increasing number of customers;

•	maintaining the quality of product and services offerings while controlling our expenses;

•	developing new sales channels that broaden the distribution of our software applications and services; and

•	developing, implementing and improving our operational, financial, accounting and other internal systems and controls on a timely basis.
      If we are unable to manage our growth effectively, there could be a material adverse effect on our ability to maintain or increase revenues and profitability, the quality of our data management software, the quality of our services offerings and our ability to retain key personnel. These factors could adversely affect our reputation in the market and our ability to generate future sales from new or existing customers.
We depend on growth in the data management software market, and lack of growth or contraction in this market or a general downturn in economic and market conditions could have a material adverse effect on our sales and financial condition.
      Demand for data management software is linked to growth in the amount of data generated and stored, demand for data retention and management (whether as a result of regulatory requirements or otherwise) and demand for and adoption of new storage devices and networking technologies. Because our software applications are concentrated within the data management software market, if the demand for storage devices, storage software applications, storage capacity or storage networking devices declines, our sales, profitability and financial condition would be materially adversely affected. Segments of the computer and software industry have in the past experienced significant economic downturns. The occurrence of any of these factors in the data management software market could materially adversely affect our sales, profitability and financial condition.
      Furthermore, the data management software market is dynamic and evolving. Our future financial performance will depend in large part on continued growth in the number of organizations adopting data management software for their computing environments. The market for data management software may not continue to grow at historic rates, or at all. If this market fails to grow or grows more slowly than we currently anticipate, our sales and profitability could be adversely affected.
Our services revenue produces lower gross margins than our software revenue, and an increase in services revenue relative to software revenue would harm our overall gross margins.
      Our services revenue, which includes fees for customer support, assessment and design consulting, implementation and post-deployment services and training, was approximately 36% of our total revenues for fiscal 2004, approximately 40% of our total revenues for fiscal 2005 and approximately 41% of our total revenues for the nine months ended December 31, 2005. Our services revenue has lower gross margins than our software revenue. The gross margin of our services revenue was 69.8% for fiscal 2005 and 72.2% for the nine months ended December 31, 2005. The gross margin of our software revenue was 97.0% for fiscal 2005 and 97.2% for the nine months ended December 31, 2005. An increase in the percentage of total revenues represented by services revenue would adversely affect our overall gross margins.
      The volume and profitability of services can depend in large part upon:

•	competitive pricing pressure on the rates that we can charge for our services;

•	the complexity of our customers’ information technology environments and the existence of multiple non-integrated legacy databases;

•	the resources directed by our customers to their implementation projects; and

•	the extent to which outside consulting organizations provide services directly to customers.
      Any erosion of our margins for our services revenue or any adverse change in the mix of our license versus services revenue would adversely affect our operating results.
Our international sales and operations are subject to factors that could have an adverse effect on our results of operations.
      We have significant sales and services operations outside the United States, and derive a substantial portion of our revenues from these operations. We also plan to expand our international operations. In the nine months ended December 31, 2005, we derived approximately 28% of our revenues from sales outside the United States.
      Our international operations are subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many countries, including:

•	difficulties in staffing and managing our international operations;

•	foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade or investment, including currency exchange controls;

•	general economic conditions in the countries in which we operate, including seasonal reductions in business activity in the summer months in Europe and in other periods in other countries, could have an adverse effect on our earnings from operations in those countries;

•	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements may occur, including those pertaining to export duties and quotas, trade and employment restrictions;

•	longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•	competition from local suppliers;

•	costs and delays associated with developing software in multiple languages; and

•	political unrest, war or acts of terrorism.
      Our business in emerging markets requires us to respond to rapid changes in market conditions in those markets. Our overall success in international markets depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that will be effective in each location where we do business. Furthermore, the occurrence of any of the foregoing factors may have a material adverse effect on our business and results of operations.
We are exposed to domestic and foreign currency fluctuations that could harm our reported revenues and results of operations.
      Our international sales are generally denominated in foreign currencies, and this revenue could be materially affected by currency fluctuations. Approximately 28% of our sales were outside the United States in the nine months ended December 31, 2005. Our primary exposures are to fluctuations in exchange rates for the U.S. dollar versus the Euro and, to a lesser extent, the Australian dollar, British pound sterling, Canadian dollar and Chinese yuan. Changes in currency exchange rates could adversely affect our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. We have not historically hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated gains or losses.
We are currently unable to accurately predict what our short-term and long-term effective tax rates will be in the future.
      We are subject to income taxes in both the United States and the various foreign jurisdictions in which we operate. Significant judgment is required in determining our worldwide provision for income taxes and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rates could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities or changes in tax laws, as well as other factors. Our judgments may be subject to audits or reviews by local tax authorities in each of these jurisdictions, which could adversely affect our income tax provisions. Furthermore, we have had limited historical profitability upon which to base our estimate of future short-term and long-term effective tax rates.
We develop software applications that interoperate with operating systems and hardware developed by others, and if the developers of those operating systems and hardware do not cooperate with us or we are unable to devote the necessary resources so that our applications interoperate with those systems, our software development efforts may be delayed or foreclosed and our business and results of operations may be adversely affected.
      Our software applications operate primarily on the Windows, UNIX, Linux and Novell Netware operating systems and the hardware devices of numerous manufacturers. When new or updated versions of these operating systems and hardware devices are introduced, it is often necessary for us to develop updated versions of our software applications so that they interoperate properly with these systems and devices. We may not accomplish these development efforts quickly or cost-effectively, and it is not clear what the relative growth rates of these operating systems and hardware will be. These development efforts require substantial capital investment, the devotion of substantial employee resources and the cooperation of the developers of the operating systems and hardware. For some operating systems, we must obtain some proprietary application program interfaces from the owner in order to develop software applications that interoperate with the operating system. Operating system owners have no obligation to assist in these development efforts. If they do not provide us with assistance or the necessary proprietary application program interfaces on a timely basis, we may experience delays or be unable to expand our software applications into other areas.
Our ability to sell to the U.S. federal government is subject to uncertainties which could have a material adverse effect on our sales and results of operations.
      Our ability to sell software applications and services to the U.S. federal government is subject to uncertainties related to the government’s future funding commitments and our ability to maintain certain security clearances complying with the Department of Defense and other agency requirements. For the nine months ended December 31, 2005, approximately 10% of our revenues were derived from sales where the U.S. federal government was the end user. The future prospects for our business are also sensitive to changes in government policies and funding priorities. Changes in government policies or priorities, including funding levels through agency or program budget reductions by the U.S. Congress or government agencies, could materially adversely affect our ability to sell our software applications to the U.S. federal government, causing our business prospects to suffer.
      In addition, our U.S. federal government sales require our employees to maintain various levels of security clearances. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, retain and recruit qualified employees who already hold security clearances. To the extent that we are not able to obtain security clearances or engage employees with security clearances, we may not be able to effectively sell our software applications and services to the U.S. federal government, which would have an adverse effect on our sales and results of operations.
Protection of our intellectual property is limited, and any misuse of our intellectual property by others could materially adversely affect our sales and results of operations.
      Our success depends significantly upon proprietary technology in our software, documentation and other written materials. To protect our proprietary rights, we rely on a combination of:

•	patents;

•	copyright and trademark laws;

•	trade secrets;

•	confidentiality procedures; and

•	contractual provisions.
      These methods afford only limited protection. Despite this limited protection, any issued patent may not provide us with any competitive advantages or may be challenged by third parties, and the patents of others may seriously impede our ability to conduct our business. Further, our pending patent applications may not result in the issuance of patents, and any patents issued to us may not be timely or broad enough to protect our proprietary rights. We may also develop proprietary products or technologies that cannot be protected under patent law.
      Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our software applications or to obtain and use information that we regard as proprietary. Policing unauthorized use of our software applications is difficult, and we expect software piracy to continue to be a persistent problem. In licensing our software applications, we typically rely on “shrink wrap” licenses that are not signed by licensees. We also rely on “click wrap” licenses which are downloaded over the internet. We may have difficulty enforcing these licenses in some jurisdictions. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our attempts to protect our proprietary rights may not be adequate. Our competitors may independently develop similar technology, duplicate our software applications or design around patents issued to us or other intellectual property rights of ours. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and management attention. In addition, from time to time we are participants or members of various industry standard-setting organizations or other industry technical organizations. Our participation or membership in such organizations may, in some circumstances, require us to enter into royalty or licensing agreements with third parties regarding our intellectual property under terms established by those organizations which we may not find favorable.
      Additionally, the loss of key personnel involved with developing, managing or maintaining our intellectual property could have an adverse effect on our business.
Claims that we misuse the intellectual property of others could subject us to significant liability and disrupt our business, which could have a material adverse effect on our results of operations and financial condition.
      Because of the nature of our business, we may become subject to material claims of infringement by competitors and other third parties with respect to current or future software applications, trademarks or other proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of software applications and competitors in our industry segment grows and the functionality of software applications in different industry segments overlaps. Any such claims, whether meritorious or not, could be time-consuming, result in costly litigation, cause shipment delays or require us to enter into royalty or licensing agreements with third parties, which may not be available on terms that we deem acceptable, if at all. Any of these claims could disrupt our business and have a material adverse effect on our results of operations and financial condition.
We may not be able to respond to rapid technological changes with new software applications and services offerings, which could have a material adverse effect on our sales and profitability.
      The markets for our software applications are characterized by rapid technological changes, changing customer needs, frequent new software product introductions and evolving industry standards. The introduction of software applications embodying new technologies and the emergence of new industry standards could make our existing and future software applications obsolete and unmarketable. As a result, we may not be able to accurately predict the lifecycle of our software applications, and they may become obsolete before we receive the amount of revenues that we anticipate from them. If any of the foregoing events were to occur, our ability to retain or increase market share in the data management software market could be materially adversely affected.
      To be successful, we need to anticipate, develop and introduce new software applications and services on a timely and cost-effective basis that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of our customers. We may fail to develop and market software applications and services that respond to technological changes or evolving industry standards, experience difficulties that could delay or prevent the successful development, introduction and marketing of these applications and services or fail to develop applications and services that adequately meet the requirements of the marketplace or achieve market acceptance. Our failure to develop and market such applications and services on a timely basis, or at all, could have a material adverse effect on our sales and profitability.
We cannot predict our future capital needs and we may be unable to obtain additional financing to fund acquisitions, which could have a material adverse effect on our business, results of operations and financial condition.
      We may need to raise additional funds in the future in order to acquire complementary businesses, technologies, products or services. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully develop or enhance our software and services through acquisitions in order to take advantage of business opportunities or respond to competitive pressures, which could have a material adverse effect on our software and services offerings, revenues, results of operations and financial condition. We have no plans, nor are we currently considering any proposals or arrangements, written or otherwise, to acquire a business, technology, product or service.
Acquisitions involve risks that could adversely affect our business, results of operations and financial condition.
      We may pursue acquisitions of businesses, technologies, products or services that we believe complement or expand our existing business. Acquisitions involve numerous risks, including:

•	diversion of management’s attention during the acquisition and integration process;

•	costs, delays and difficulties of integrating the acquired company’s operations, technologies and personnel into our existing operations and organization;

•	adverse impact on earnings as a result of amortizing the acquired company’s intangible assets or impairment charges related to write-downs of goodwill related to acquisitions;

•	issuances of equity securities to pay for acquisitions, which may be dilutive to existing stockholders;

•	potential loss of customers or key employees of acquired companies;

•	impact on our financial condition due to the timing of the acquisition or our failure to meet operating expectations for acquired businesses; and

•	assumption of unknown liabilities of the acquired company.
      Any acquisitions of businesses, technologies, products or services may not generate sufficient revenues to offset the associated costs of the acquisitions or may result in other adverse effects.
Our use of “open source” software could negatively affect our business and subjects us to possible litigation.
      Some of the products or technologies acquired, licensed or developed by us may incorporate so-called “open source” software, and we may incorporate open source software into other products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses, including, for example, the GNU General Public License, the GNU Lesser General Public License, the Common Public License, “Apache-style” licenses, “Berkley Software Distribution or BSD-style” licenses and other open source licenses. We monitor our use of open source software to avoid subjecting our products to conditions we do not intend. Although we believe that we have complied with our obligations under the various applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, and therefore the potential impact of these terms on our business is somewhat unknown and may result in unanticipated obligations regarding our products and technologies. The use of such open source software may ultimately subject some of our products to unintended conditions which may negatively affect our business, financial condition, operating results, cash flow and ability to commercialize our products or technologies.
      Some of these open source licenses may subject us to certain conditions, including requirements that we offer our products that use the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and/or that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. If our defenses were not successful, we could be enjoined from the distribution of our products that contained the open source software and required to make the source code for the open source software available to others, to grant third parties certain rights of further use of our software or to remove the open source software from our products, which could disrupt the distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, under some open source licenses we could be required to release the source code of our proprietary software. If an author or other third party that distributes open source software were to obtain a judgment against us based on allegations that we had not complied with the terms of any such open source licenses, we could also be subject to liability for copyright infringement damages and breach of contract for our past distribution of such open source software.

Risks Relating to the Offering
An active market for our common stock may not develop, which may inhibit the ability of our stockholders to sell common stock following this offering.
      An active or liquid trading market in our common stock may not develop upon completion of this offering, or if it does develop, it may not continue. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price of our common stock has been determined through our negotiations with the underwriters and may be higher than the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in the offering. See “Underwriting” for a discussion of the factors that we and the underwriters will consider in determining the initial public offering price.
The price of our common stock may be highly volatile and may decline regardless of our operating performance.
      The market price of our common stock could be subject to significant fluctuations in response to:

•	variations in our quarterly or annual operating results;

•	changes in financial estimates, treatment of our tax assets or liabilities or investment recommendations by securities analysts following our business;

•	the public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

•	changes in accounting standards, policies, guidance or interpretations or principles;

•	sales of common stock by our directors, officers and significant stockholders;

•	announcements of technological innovations or enhanced or new products by us or our competitors;

•	our failure to achieve operating results consistent with securities analysts’ projections;

•	the operating and stock price performance of other companies that investors may deem comparable to us;

•	broad market and industry factors; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to such events.
      The market prices of software companies have been extremely volatile. Stock prices of many software companies have often fluctuated in a manner unrelated or disproportionate to the operating performance of such companies. In the past, following periods of market volatility, stockholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business.
You will experience an immediate and substantial dilution in the net tangible book value of the common shares you purchase in this offering.
      The initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $           per share (based on an offering price of $       per share, the midpoint of the estimated price range shown on the cover page of this prospectus). The exercise of outstanding options and future equity issuances may result in further dilution to investors. A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering and the concurrent private placement by $          , and the dilution to new investors by $          , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. See “Dilution.”

Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline and impair our ability to obtain capital through future stock offerings.
      A substantial number of shares of our common stock could be sold into the public market after this offering. The occurrence of such sales, or the perception that such sales could occur, could materially and adversely affect our stock price and could impair our ability to obtain capital through an offering of equity securities. The shares of common stock being sold in this offering will be freely tradable, except for any shares sold to our affiliates.
      In connection with this offering, all members of our senior management, our directors and substantially all of our stockholders have entered into written “lock-up” agreements providing in general that, for a period of 180 days from the date of this prospectus, they will not, among other things, sell their shares without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. However, these lock-up agreements are subject to a number of specified exceptions. See “Shares Eligible for Future Sale — Lock-up Agreements” for more information regarding these lock-up agreements. Upon the expiration of the lock-up period, an additional        shares of our common stock will be tradable in the public market subject, in most cases, to volume and other restrictions under federal securities laws. In addition, upon completion of this offering, options and warrants exercisable for an aggregate of approximately                      shares of our common stock will be outstanding. We have entered into agreements with the holders of approximately                      shares of our common stock under which, subject to the applicable lock-up agreements, we may be required to register those shares.
Credit Suisse Securities (USA) LLC, an underwriter in this offering, has an interest in the successful completion of this offering beyond the underwriting discounts and commissions it will receive.
      Affiliates of Credit Suisse Securities (USA) LLC, an underwriter in this offering, will receive proceeds from this offering. Affiliates of Credit Suisse Securities (USA) LLC own approximately      % of our common stock as of                     , 2006 (calculated without giving effect to this offering or the conversion of any shares of preferred stock into common stock), 98.1% of our Series A preferred stock, 89.8% of our Series B preferred stock, 100% of our Series C preferred stock, 80.9% of our Series D preferred stock, 100% of our Series E preferred stock, 13.4% of our Series AA preferred stock, 30.0% of our Series BB preferred stock and 15.4% of our Series CC preferred stock, and, upon completion of the offering and related transactions, will own approximately      % of our common stock. The Company will also pay to affiliates of Credit Suisse Securities (USA) LLC $           million from the proceeds of this offering, the concurrent private placement and borrowings under our new term loan (or      % of the total proceeds) in satisfaction of the amounts due to the affiliates upon the conversion into common stock of their holdings of our Series A, B, C, D and E preferred stock (including accrued dividends, and assuming the offering is completed on  2006). See “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions” for a more complete description of these affiliates’ ownership of our capital stock.
      These affiliations present a conflict of interest since Credit Suisse Securities (USA) LLC has an interest in the successful completion of the offering. This offering is therefore being made using a “qualified independent underwriter” in compliance with the applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which are intended to address potential conflicts of interest involving underwriters. See “Underwriting” for a more detailed description of the independent underwriting procedures that are being used in connection with the offering.
Approximately      % of our outstanding common stock has been deposited into a voting trust, which could affect the outcome of stockholder actions.
      Upon completion of this offering, approximately                      shares of our common stock owned by affiliates of Credit Suisse Securities (USA) LLC, representing approximately      % of our common stock then outstanding, will become subject to a voting trust agreement pursuant to which the shares will be voted by an independent voting trustee.

      The voting trust agreement requires that the trustee cause the shares subject to the voting trust to be represented at all stockholder meetings for purposes of determining a quorum, but the trustee is not required to vote the shares on any matter and any determination whether to vote the shares is required by the voting trust agreement to be made by the trustee without consultation with Credit Suisse Securities (USA) LLC and its affiliates. If, however, the trustee votes the shares on any matter subject to a stockholder vote, including proposals involving the election of directors, changes of control and other significant corporate transactions, the shares will be voted in the same proportion as votes cast “for” or “against” those proposals by our other stockholders. As long as these shares continue to be held in the voting trust, if the trustee determines to vote the shares on a particular matter, the voting power of all other stockholders will be magnified by the operation of the voting trust. With respect to matters such as the election of directors, Delaware law provides that the requisite stockholder vote is based on the shares actually voted. Accordingly, with respect to these matters, the voting trust will make it possible to control the “majority” vote of our stockholders with only      % of our outstanding common stock. In addition, with respect to other matters, including the approval of a merger or acquisition of our company or substantially all of our assets, a majority or other specified percentage of our outstanding shares of common stock must be voted in favor of the matter in order for it to be adopted. If the trustee does not vote the shares subject to the voting trust on these matters, the effect of the non-vote would be equivalent to a vote “against” the matter, making it substantially more difficult to achieve stockholder approval of the matter. See “Description of Capital Stock — Voting Trust Agreement” for more information regarding the voting trust agreement.
Certain provisions in our charter documents and agreements and Delaware law may inhibit potential acquisition bids for CommVault and prevent changes in our management.
      Effective on the closing of this offering, our certificate of incorporation and bylaws will contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. Specific provisions in our certificate of incorporation will include:

•	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

•	a classified board in which only a third of the total board members will be elected at each annual stockholder meeting;

•	advance notice requirements for stockholder proposals and nominations; and

•	limitations on convening stockholder meetings.
As a result of these and other provisions in our certificate of incorporation, the price investors may be willing to pay in the future for shares of our common stock may be limited.
      In addition, we are subject to Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Further, certain of our employment agreements and incentive plans provide for vesting of stock options and/or payments to be made to the employees thereunder if their employment is terminated in connection with a change of control, which could discourage, delay or prevent a merger or acquisition at a premium price. See “Management — Employment Agreements,” “— Change of Control Agreements” and “— Employee Benefit Plans” and “Description of Capital Stock — Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws” and “— Delaware Business Combination Statute.”
We do not expect to pay any dividends in the foreseeable future.
      We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.
Substantially all of our assets will be pledged as collateral to secure our term loan.
      Our obligations under our new term loan will be secured by substantially all of our assets. In the event we default under the terms of our new term loan, the lenders could accelerate our indebtedness thereunder and we would be required to repay the entire principal amount of the term loan, which would significantly reduce our cash balances. In the event we do not have sufficient cash available to repay such indebtedness, Silicon Valley Bank could foreclose on its security interest and liquidate some or all of our assets to repay the outstanding principal and interest under our term loan. The liquidation of a significant portion of our assets would reduce the amount of assets available for common stockholders in a liquidation or winding up of our business.
We will incur increased costs as a result of being a public company.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and new NASDAQ rules promulgated in response to the Sarbanes-Oxley Act regulate corporate governance practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time consuming. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. A number of those requirements will require us to carry out activities we have not done previously. For example, under Section 404 of the Sarbanes-Oxley Act, for our annual report on Form 10-K for fiscal year ending March 31, 2008, we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our registered public accounting firm will need to issue an opinion on that assessment and the effectiveness of those controls. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our registered public accounting firm identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We also expect that it will be difficult and expensive to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements. In some cases, you can identify these statements by our use of forward-looking words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “project,” “intend,” “could” or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business are forward-looking statements. You should be aware that these statements and any other forward-looking statements in this document only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions. Many of these risks, uncertainties and assumptions are beyond our control, and may cause actual results and performance to differ materially from our expectations. Important factors that could cause our actual results to be materially different from our expectations include the risks and uncertainties set forth in this prospectus under the heading “Risk Factors.” Accordingly, you should not place undue reliance on the forward-looking statements contained in this prospectus. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS
      We estimate that the net proceeds from the sale of shares by us in the offering (based on an offering price of $           per share, the midpoint of the estimated price range shown on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be $           million. We intend to use these proceeds, together with the estimated proceeds of $           million from the concurrent private placement (based on an offering price of $           per share, the midpoint of the estimated price range shown on the cover page of this prospectus) and estimated borrowings of $           million under our new term loan, to pay $           million in satisfaction of amounts due on our Series A, B, C, D and E preferred stock upon its conversion into common stock.
      Our affiliates will receive $           million (based on an offering price of $           per share, the midpoint of the estimated price range shown on the cover page of this prospectus), or      %, of the estimated net proceeds to us from the offering, the concurrent private placement and borrowings under our new term loan as a result of their holdings of our Series A, B, C, D and E preferred stock (assuming that the offering is completed on                     , 2006). See “Certain Relationships and Related Party Transactions.”
      A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) the net proceeds to us from this offering and the concurrent private placement by $           million and would decrease (increase) the amount of borrowings on the closing date under our new term loan by $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      We will not receive any proceeds from the sale of common stock by the selling stockholders.
DIVIDEND POLICY
      We have never paid cash dividends on our common stock, and we intend to retain our future earnings, if any, to fund the growth of our business. We therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future decisions concerning the payment of dividends on our common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as any other factors that the board of directors, in its sole discretion, may consider relevant.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents, total current liabilities and capitalization as of December 31, 2005:

•	on an actual basis;

•	on a pro forma basis after giving effect to each of the following events as if each had occurred at December 31, 2005:

•	the conversion of all outstanding shares of our preferred stock into a total of shares of common stock upon the closing of this offering;

•	the payment of $ million in satisfaction of the cash amount due to holders of our Series A, B, C, D and E preferred stock upon its conversion into common stock upon the completion of this offering (including accrued dividends, and assuming the offering is completed on , 2006);

•	the borrowing of $ million under our new term loan on or immediately prior to the closing date of this offering in connection with the payments to the holders of our Series A, B, C, D and E preferred stock; and

•	the completion of the concurrent private placement of shares of our common stock at the public offering price and the application of the proceeds therefrom. Assuming an offering price of $ per share (the midpoint of the estimated price range shown on the cover page of this prospectus) we will raise $ million in proceeds from the concurrent private placement.

•	on a pro forma as adjusted basis after giving effect to our receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed public offering price of $ (the midpoint of the estimated price range shown on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if it had occurred at December 31, 2005.
      You should read this table together with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2005

				Pro Forma As
	Actual	Pro Forma		Adjusted(1)

	(In thousands, except share and
	per share amounts)
Cash and cash equivalents	$43,256	$		$

Total current liabilities	$40,072	$		$

Long-term debt:
Term loan, less current portion	$—	$		$
Cumulative redeemable convertible preferred stock, $0.01 par value per share, authorized in Series A, B, C, D and E: 7,000,000 total shares authorized, 3,166,254 total shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	97,773		—		—
Stockholders’ deficit:
Convertible preferred stock, $0.01 par value per share, authorized in Series AA, BB and CC: 22,150,000 total shares authorized, 19,251,820 total shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	94,352		—		—
Preferred stock, $0.01 par value per share, no shares authorized, issued or outstanding, actual or pro forma; shares authorized, no shares issued or outstanding, pro forma as adjusted	—		—		—
Common stock, par value $0.01 per share, shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	377
Additional paid-in capital	—
Deferred compensation	(859)
Accumulated deficit	(170,140)
Accumulated other comprehensive loss	297

Total stockholders’ deficit	(75,973)

Total capitalization	$21,800	$		$

(1)	A $1.00 increase in the assumed initial public offering price of $ per share would increase each of cash and cash equivalents, additional paid-in capital and total capitalization by $ million and would decrease borrowings under our new term loan and total stockholders’ deficit by $ million and $ million, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price of $ per share would decrease each of cash and cash equivalents, additional paid-in capital and total capitalization by $ million and would increase borrowings under our new term loan and total stockholders’ deficit by $ million and $ million, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Share information above excludes:

•	shares of common stock available for issuance under our 1996 Stock Option Plan, including shares of common stock issuable upon exercise of outstanding stock options as of , 2006 at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon exercise of a warrant held by Dell Ventures, L.P. at an exercise price of $ per share; and

•	shares of common stock initially available for issuance under our 2006 Long-Term Stock Incentive Plan.

DILUTION
      If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. The pro forma net tangible book value of our common stock as of December 31, 2005 was $           million, or approximately $           per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the pro forma number of shares of common stock outstanding after giving effect to:

•	the conversion of all outstanding shares of our preferred stock into a total of shares of common stock;

•	the payment of $ million in cash in satisfaction of the cash amount due to holders of our Series A, B, C, D and E preferred stock upon its conversion into common stock (including accrued dividends, and assuming the offering is completed on , 2006);

•	the borrowing of $ million under our new term loan on or immediately prior to the closing date of this offering in connection with the payments to the holders of our Series A, B, C, D and E preferred stock; and

•	the completion of the concurrent private placement of shares of our common stock at the public offering price and the application of the proceeds therefrom. Assuming an offering price of $ per share (the midpoint of the estimated price range shown on the cover page of this prospectus) we will raise $ million in proceeds from the concurrent private placement.
      Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of                      shares of common stock in this offering and                      shares of common stock in the concurrent private placement at an assumed public offering price of $           (the midpoint of the estimated price range shown on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2005 would have been $           million, or approximately $           per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value as of December 31, 2005	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

      A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering and the concurrent private placement by $          , and the dilution to new investors by $          , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

      The following table presents, on a pro forma as adjusted basis, as of December 31, 2005, the differences among the number of shares of common stock purchased from us, the total consideration paid or exchanged and the average price per share paid by existing stockholders and by new investors purchasing shares of our common stock in this offering and the concurrent private placement before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The table assumes an initial public offering price of $           per share, as specified above, and deducts the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average
Price per
	Number	Percent		Amount	Percent		Share

(In thousands, except share and per share data)
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

      The foregoing table and calculations assume no exercise of any options and exclude:

•	shares of common stock available for issuance under our 1996 Stock Option Plan, including shares of common stock issuable upon exercise of outstanding stock options as of , 2006 at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon exercise of a warrant held by Dell Ventures, L.P. at an exercise price of $ per share; and

•	shares of common stock initially available for issuance under our 2006 Long-Term Stock Incentive Plan.
      The exercise of outstanding options and the Dell Ventures, L.P. warrant will result in further dilution.

SELECTED FINANCIAL DATA
      You should read the following selected financial data together with the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.
      We derived the statement of operations data for each of the three years in the period ended March 31, 2005 and the balance sheet data as of March 31, 2004 and March 31, 2005 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the statement of operations data for each of the two years in the period ended March 31, 2002 and the balance sheet data as of March 31, 2001, 2002 and 2003 from our audited consolidated financial statements that are not included in this prospectus. We derived the statement of operations data for each of the nine months ended December 31, 2004 and December 31, 2005 and the balance sheet data as of December 31, 2005 from our unaudited consolidated interim financial statements that are included elsewhere in this prospectus. We derived the balance sheet data as of December 31, 2004 from our unaudited consolidated interim financial statements that are not included in this prospectus. In our opinion, the unaudited consolidated interim financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year, and the historical results set forth below do not necessarily indicate results expected for any future period.

						For the Nine Months
	For the Year Ended March 31,					Ended December 31,

	2001	2002	2003	2004	2005	2004	2005

	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Software:
QiNetix	$8,505	$17,460	$29,485	$39,474	$49,598	$35,317	$47,335
Vault 98	2,484	314	—	—	—	—	—

Total software	10,989	17,774	29,485	39,474	49,598	35,317	47,335
Services	11,785	11,677	14,840	21,772	33,031	23,702	33,351
Hardware, supplies and other	5,240	1,397	94	—	—	—	—

Total revenues	28,014	30,848	44,419	61,246	82,629	59,019	80,686
Cost of revenues:
QiNetix software	334	255	932	1,168	1,497	1,172	1,316
Vault 98 software	9	1	—	—	—	—	—
Services	6,454	6,449	6,095	8,049	9,975	7,328	9,278
Hardware, supplies and other	3,385	1,146	72	—	—	—	—

Total cost of revenues	10,182	7,851	7,099	9,217	11,472	8,500	10,594

Gross margin	17,832	22,997	37,320	52,029	71,157	50,519	70,092
Operating expenses:
Sales and marketing	23,375	27,352	29,842	37,592	43,248	31,475	37,185
Research and development	13,215	15,867	16,153	16,214	17,239	12,596	13,945
General and administrative	6,261	6,291	6,332	8,599	8,955	6,739	8,895
Depreciation and amortization	3,029	3,021	1,752	1,396	1,390	999	1,153
Goodwill impairment	—	1,194	—	—	—	—	—

Income (loss) from operations	(28,048)	(30,728)	(16,759)	(11,772)	325	(1,290)	8,914
Interest expense	(59)	(22)	—	(60)	(14)	(12)	(7)
Other income	19	—	—	—	—	—	—
Interest income	1,430	631	297	134	346	218	812

Income (loss) before income taxes	(26,658)	(30,119)	(16,462)	(11,698)	657	(1,084)	9,719
Income tax (expense) benefit	455	232	52	—	(174)	(64)	(636)

Net income (loss)	(26,203)	(29,887)	(16,410)	(11,698)	483	(1,148)	9,083
Less: accretion of preferred stock dividends	(5,652)	(5,661)	(5,661)	(5,676)	(5,661)	(4,265)	(4,265)

Net income (loss) attributable to common stockholders	$(31,855)	$(35,548)	$(22,071)	$(17,374)	$(5,178)	$(5,413)	$4,818

Net income (loss) attributable to common stockholders per share:
Basic	$(0.91)	$(0.98)	$(0.60)	$(0.47)	$(0.14)	$(0.14)	$0.08

Diluted	$(0.91)	$(0.98)	$(0.60)	$(0.47)	$(0.14)	$(0.14)	$0.08

Weighted average shares used in computing per share amounts:
Basic	35,193	36,224	36,741	37,201	37,424	37,363	37,628

Diluted	35,193	36,224	36,741	37,201	37,424	37,363	38,373

	As of March 31,					As of December 31,

	2001	2002	2003	2004	2005	2004	2005

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$32,459	$27,704	$7,611	$22,958	$24,795	$23,337	$43,256
Working capital	25,586	20,626	5,633	13,164	13,441	11,902	21,648
Total assets	44,337	37,802	26,489	41,779	47,513	43,527	64,754
Cumulative redeemable convertible preferred stock:
Series A through E, at liquidation value	70,847	76,508	82,170	87,846	93,507	92,112	97,773
Total stockholders’ deficit	(39,418)	(53,554)	(75,561)	(75,910)	(81,010)	(81,374)	(75,973)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis along with our consolidated financial statements and the related notes included elsewhere in this prospectus. Except for the historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below; accordingly, investors should not place undue reliance upon our forward-looking statements. See “Risk Factors” and “Forward-Looking Statements” for a discussion of these risks and uncertainties.
Overview
      CommVault is a leading provider of data management software applications and related services in terms of product breadth and functionality and market penetration. We develop, market and sell a unified suite of data management software applications under the QiNetix brand. QiNetix is specifically designed to protect and manage data throughout its lifecycle in less time, at lower cost and with fewer resources than alternative solutions. We also provide our customers with a broad range of highly effective professional services that are delivered by our worldwide support and field operations.

History and Background
      We began operations in 1988 as a development group within Bell Labs and were later designated as an AT&T Network Systems strategic business unit. We were formed to develop automated backup, archiving and recovery products for AT&T’s internal use. These products were comprised of internally developed software integrated with third party hardware. Our business became a part of Lucent Technologies, which was created by and later spun-off from AT&T. Donaldson, Lufkin & Jenrette Merchant Banking and the Sprout Group funded and completed a management buyout of our Company from Lucent in May 1996. After the buyout, we continued to sell our software products integrated with third party hardware, primarily UNIX servers and optical and magnetic tape libraries. These combined hardware and software products were marketed as ABARS, or Automated Backup and Recovery Solution, through 1997, at which time we renamed the products Vault 98.
      In April 1998, our board of directors and a new management team changed our strategic direction. We believed that the data management software industry would shift from local, server-attached environments to more complex and widely distributed data networks. We believed that a broad suite of data management software applications built upon a new innovative architecture and a single underlying code base would more easily and cost-effectively manage data in this complex networked environment. We also believed that our competitors would address this opportunity by adapting their legacy platforms and by developing or acquiring new applications built upon dissimilar underlying software architectures. We believed, and continue to believe, that managing data with this type of loosely integrated solution would be more difficult and costly for the customer. We also recognized that our legacy Vault 98 technology was too limited to address the broader data management market opportunity. This vision resulted in an almost two-year development project that culminated in the introduction of our Galaxy data protection software in February 2000. Galaxy represented the first of our software applications built upon our new architectural platform, and we now market it as one of the applications in our QiNetix software suite. The introduction of Galaxy also marked the beginning of the phasing out of both our Vault 98 products and the sale of third party hardware. We substantially completed the phase-out of our sales of Vault 98 products and third party hardware in September 2001.
      We have spent the past six years developing, enhancing and introducing the following eight applications as part of our QiNetix software suite built upon our unified architectural design: QiNetix Galaxy Backup and Recovery (released in 2000), QiNetix DataMigrator (released in 2002), QiNetix QuickRecovery (released in 2002), QiNetix DataArchiver (released in 2003), QiNetix StorageManager (released in 2003), QiNetix QNet (released in 2003), QiNetix Data Classification (released in 2005) and QiNetix ContinuousDataReplicator (beta only). In addition to QiNetix Galaxy, the subsequent release of our other QiNetix software has substantially increased our addressable market. As of December 31, 2005, we had licensed our software applications to over 3,400 registered customers.
      We derive the majority of our software revenue from our data protection software applications, which primarily includes Galaxy Backup and Recovery. We believe that this software application represents over 90% of our total software revenue for the year ended March 31, 2005 and the nine months ended December 31, 2005. In addition, we derive substantially all of our services revenue from associated customer and technical support.
      Given the nature of the industry in which we operate, our software applications are subject to obsolescence. We continually develop and introduce updates to our existing software applications in order to keep pace with technological developments, evolving industry standards, changing customer requirements and competitive software applications that may render our existing software applications obsolete. For each of our software applications, we provide full support for the current generally available release. We provide support for previous product releases for a minimum of six months after a new version is generally available. We do not have existing plans to make any of our software products permanently obsolete.

Sources of Revenues
      We derive the majority of our revenues from sales of licenses of our software applications. We do not customize our software for a specific end user customer. We sell our software applications to end user customers both directly through our sales force and indirectly through our global network of value-added reseller partners, systems integrators, corporate resellers and original equipment manufacturers. Our corporate resellers bundle or sell our software applications together with their own products, and our value-added resellers sell our software applications independently. Our software revenue was 60% of our total revenues for fiscal 2005 and 59% of our total revenues for the nine months ended December 31, 2005. Software revenue generated through direct and indirect distribution channels was approximately 38% and 62%, respectively, of total software revenue in fiscal 2005, and was approximately 31% and 69%, respectively, of total software revenue for the nine months ended December 31, 2005. We have no current plans to focus future growth on one distribution channel versus another. The failure of our indirect distribution channels to effectively sell our software applications could have a material adverse effect on our revenues and results of operations.
      We have agreements with original equipment manufacturers that market, sell and support our software applications and services on a stand-alone basis and/or incorporate our software applications into their own hardware products. An increasing portion of our software revenue is related to such arrangements with original equipment manufacturers that have no obligation to sell our software applications. We currently have original equipment manufacturer agreements with Dell and Hitachi Data Systems. A material portion of our software revenue is generated through these arrangements, and we expect this contribution to grow in the future. Dell and Hitachi Data Systems also have no obligation to recommend or offer our software applications exclusively or at all, and they have no minimum sales requirements and can terminate our relationship at any time.
      In recent fiscal years, we have generated approximately two-thirds of our software revenue from our existing customer base and approximately one-third of our software revenue from new customers. In addition, our total software revenue in any particular period is, to a certain extent, dependent upon our ability to generate revenues from large customer software deals. We expect the number of software transactions over $0.1 million to increase in fiscal 2007, although the size and timing of any particular software transaction is more difficult to forecast. Such software transactions typically represent approximately 35% of our total software revenue in any given period.
      Our services revenue is made up of fees from the delivery of customer support and other professional services, which are typically sold in connection with the sale of our software applications. Customer support agreements provide technical support and unspecified software updates on a when-and-if-available basis for an annual fee based on licenses purchased and the level of service subscribed. Other professional services include consulting, assessment and design services, implementation and post-deployment services and training, all of which to date have predominantly been sold in connection with the sale of software applications. Our services revenue was 40% of our total revenues for fiscal 2005 and 41% of our total revenues for the nine months ended December 31, 2005. The gross margin of our services revenue was 69.8% for fiscal 2005 and 72.2% for the nine months ended December 31, 2005. Our services revenue has lower gross margins than our software revenue. An increase in the percentage of total revenues represented by services revenue would adversely affect our overall gross margins.

Description of Costs and Expenses
      Our cost of revenues is as follows:

•	Cost of Software Revenue, consists primarily of third party royalties and other costs such as media, manuals, translation and distribution costs;

•	Cost of Services Revenue, consists primarily of salary and employee benefit costs in providing customer support and other professional services; and

•	Cost of Hardware, Supplies and Other Revenue, consists primarily of third party costs related to the procurement of products for resale to our customers. We substantially completed the phase out of our sales of third party hardware in September 2001.
      Our operating expenses are as follows:

•	Sales and Marketing, consists primarily of salaries, commissions, employee benefits and other direct and indirect business expenses, including travel related expenses, sales promotion expenses, public relations expenses and costs for marketing materials and other marketing events (such as trade shows and advertising);

•	Research and Development, which is primarily the expense of developing new software applications and modifying existing software applications, consists principally of salaries and benefits for research and development personnel and related expenses; contract labor expense and consulting fees as well as other expenses associated with the design, certification and testing of our software applications; and legal costs associated with the patent registration of such software applications;

•	General and Administrative, consists primarily of salaries and benefits for our executive, accounting, human resources, legal, information systems and other administrative personnel. Also included in this category are other general corporate expenses, such as outside legal and accounting services and insurance; and

•	Depreciation and Amortization, consists of depreciation expense primarily for computer equipment we use for information services and in our development and test labs.
      We anticipate that each of the above categories of operating expenses will increase in dollar amounts, but will decline as a percentage of total revenues in the long-term.
Critical Accounting Policies
      In presenting our consolidated financial statements in conformity with U.S. generally accepted accounting principles, we are required to make estimates and judgments that affect the amounts reported therein. Some of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, which could potentially have a material effect on our reported financial condition or results of operations.

Revenue Recognition
      We recognize revenue in accordance with the provisions of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9, and related interpretations. Our revenue recognition policy is based on complex rules that require us to make significant judgments and estimates. In applying our revenue recognition policy, we must determine which portions of our revenue are recognized currently (generally software revenue) and which portions must be deferred and recognized in future periods (generally services revenue). We analyze various factors including, but not limited to, the sales of undelivered services when sold on a stand-alone basis, our pricing policies, the credit-worthiness of our customers and resellers, accounts receivable aging data and contractual terms and conditions in helping us to make such judgments about revenue recognition. Changes in judgment on any of these factors could materially impact the timing and amount of revenue recognized in a given period.
      Currently we derive revenues from two primary sources, or elements: software licenses and services. Services include customer support, consulting, assessment and design services, installation services and training. A typical sales arrangement includes both of these elements.
      For software arrangements involving multiple elements, we recognize revenue using the residual method as described in SOP 98-9. Under the residual method, we allocate and defer revenue for the undelivered elements based on relative fair value and recognize the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. The determination of fair value of the undelivered elements in multiple element arrangements is based on the price charged when such elements are sold separately, which is commonly referred to as vendor-specific objective-evidence (“VSOE”).
      Software licenses typically provide for the perpetual right to use our software and are sold on a per-copy basis or as site licenses. Site licenses give the customer the additional right to deploy the software on a limited basis during a specified term. We recognize software revenue through direct sales channels upon receipt of a purchase order or other persuasive evidence and when the other three basic revenue recognition criteria are met as described in the revenue recognition section in Note 2 of our “Notes to Consolidated Financial Statements.” We recognize software revenue through all indirect sales channels on a sell-through model. A sell-through model requires that we recognize revenue when the basic revenue recognition criteria are met and these channels complete the sale of our software products to the end user. Revenue from software licenses sold through an original equipment manufacturer partner is recognized upon the receipt of a royalty report or purchase order from that original equipment manufacturer partner.
      Services revenue includes revenue from customer support and other professional services. Customer support includes software updates (including unspecified product upgrades and enhancements) on a when-and-if-available basis, telephone support and bug fixes or patches. Customer support revenue is recognized ratably over the term of the customer support agreement, which is typically one year. To determine the price for the customer support element when sold separately, we primarily use historical renewal rates and, in certain cases, we use stated renewal rates. Historical renewal rates are supported by a rolling 12-month VSOE analysis in which we segregate our customer support renewal contracts into different classes based on specific criteria including, but not limited to, dollar amount of software purchased, level of customer support being provided and distribution channel. The purpose of such an analysis is to determine if the customer support element that is deferred at the time of a software sale is consistent with how it is sold on a stand-alone renewal basis.
      Other professional services such as consulting and installation services provided by us are not mandatory and can also be performed by the customer or a third party. Revenues from consulting, assessment and design services and installation services are based upon a daily or weekly rate and are recognized when the services are completed. Training includes courses taught by our instructors or third party contractors either at one of our facilities or at the customer’s site. Training fees are recognized after the training course has been provided. Based on our analysis of such other professional services transactions sold on a stand-alone basis, we have concluded we have established VSOE for such other professional services when sold in connection with a multiple-element software arrangement.

      In summary, we have analyzed all of the undelivered elements included in our multiple-element arrangements and determined that we have VSOE of fair value to allocate revenues to services. Our analysis of the undelivered elements has provided us with results that are consistent with the estimates and assumptions used to determine the timing and amount of revenue recognized in our multiple-element arrangements. Accordingly, assuming all basic revenue recognition criteria are met, software revenue is recognized upon delivery of the software license using the residual method in accordance with SOP 98-9. We are not likely to materially change our pricing and discounting practices in the future.
      Our arrangements do not generally include acceptance clauses. However, if an arrangement does include an acceptance clause, we defer the revenue for such arrangement and recognize it upon acceptance. Acceptance occurs upon the earliest of receipt of a written customer acceptance, waiver of customer acceptance or expiration of the acceptance period.
      We have offered limited price protection under certain original equipment manufacturer agreements. Any right to a future refund from such price protection is entirely within our control. We estimate that the likelihood of a future payout due to price protection is remote.

Stock-Based Compensation
      We account for our employee stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, which require us to recognize compensation expense for the excess of the fair market value of the stock at the grant date over the exercise price, if any, and to recognize that cost over the vesting period of the option. In Note 2 of our consolidated financial statements, we have presented the pro forma effect on net income (loss) attributable to common stockholders as if we had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Share-Based Payment. We will adopt SFAS No. 123 (revised 2004) Share-Based Payment (“SFAS No. 123(R)”), on April 1, 2006 using the modified prospective approach in which the pro forma disclosures will no longer be an alternative to financial statement recognition. The adoption of SFAS No. 123(R) is more fully described below in “Recent Accounting Pronouncements.”
      The following table presents the exercise price and fair market value per share for grants issued during the twelve months ending December 31, 2005:

	Exercise Price	Fair Market Value
Month	Per Share	Per Share

January 2005	$	$
May 2005
July 2005
September 2005
November 2005
      For the purposes of establishing the fair market value of our common stock for all options, we did not obtain contemporaneous valuations by an unrelated specialist because we believed that our internal valuation model was sufficient. The following is a discussion of the significant factors, assumptions and methodologies used in our internal valuation model:
      1. Revenues and/or earnings multiples of comparable companies. We used a consistent formula based on our 12-month projected revenues in periods where we were not profitable and 12-month projected earnings when we started to achieve profitability on a regular basis in recent fiscal quarters. We based our valuation on revenues or earnings multiples of a comparable group of public data storage/management software companies.
      2. Marketability discount. We applied a discount to the multiples discussed above based on the significant risks related to, and market acceptance associated with, our products, the difficulty of competing as a smaller private company in a market that has been historically dominated by larger public companies and the preferential rights of the outstanding convertible preferred stock with respect to liquidation preferences, voting control and anti-dilution rights.
      3. Accumulated principal and dividends payable to holders of Series A, B, C, D and E preferred stock. We reduced the valuation of the Company by the accumulated principal and dividends payable to holders of our Series A, B, C, D and E preferred stock because of the preferential nature of these series of preferred stock and the cash payout required at the time of an initial public offering.
      4. Fully diluted shares. In order to arrive at a per share value of our common stock, we used a fully diluted number of shares, which is the sum of all common stock outstanding, the assumed conversion of all preferred shares into common stock and the assumed conversion of all outstanding stock options and warrants expected to be exercised. We took into consideration the proceeds to be received from the exercise of such options and warrants in our valuation model.
      The following is further analysis and discussion of the significant factors contributing to the difference between the fair market value as of the date of each grant and the estimated offering price of $           per share, which is the midpoint of the estimated price range shown of the cover of this prospectus:
      We granted stock options during the months ended January 31, 2005, May 31, 2005, July 31, 2005, September 30, 2005 and November 30, 2005. During the period from January 1, 2005 through October 31, 2005, we had only recently began to achieve quarterly profitability on a regular basis, though accurately forecasting revenue continued to be a challenge for us. During this period, we did not engage in any formal discussions regarding a potential initial public offering of our common stock. Accordingly, during the period from January 1, 2005 through October 31, 2005, we believed that our internal valuation model continued to serve as a reasonably accurate basis for establishing the fair market value of our common stock. We recorded deferred stock compensation of $0.9 million for the issuance of 1,600,000 options that were granted with an exercise price that was below the fair market value of our common stock on the date of such grant in September 2005. The deferred compensation for these options is being recognized ratably over the four-year vesting period.
      In November 2005, we began to anticipate achieving quarterly profitability on a regular basis and could more reasonably estimate future results of operations. At this time, we began having preliminary discussions with several investment banks regarding the possibility of an initial public offering of our common stock. Because the discussions regarding an initial public offering of our common stock were preliminary, no discussion of a potential valuation of our company at the time of an initial public offering occurred, and we continued to believe that our internal valuation model, which is built upon earnings multiples, continued to serve as a reasonable basis for establishing the fair market value of our common stock. However, because we had begun to anticipate achieving quarterly profitability on a regular basis, we reduced the discount to the revenues and earnings multiples used in our internal valuation model and switched our valuation methodology from being based on a multiple of revenues to being based on a multiple of earnings.
      Based on an estimated initial public offering price of $           per share, the intrinsic value of the options outstanding as of December 31, 2005, was $        million, of which $        million related to vested options and $        million related to unvested options.

Accounting for Income Taxes
      As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We record this amount as a provision or benefit for taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, and assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. As of December 31, 2005, we had deferred tax assets of approximately $54.9 million, which were primarily related to federal, state and foreign net operating loss carryforwards and federal and state research tax credit carryforwards. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent that we believe recovery is not likely, we establish a valuation allowance. Due to the uncertainty of future profitability, we have recorded a valuation allowance equal to the $54.9 million of deferred tax assets. If our actual results differ from these estimates, our provision for income taxes could be materially impacted.

Software Development Costs
      Research and development expenditures are charged to operations as incurred. SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Costs incurred by us between completion of the working model and the point at which the product is ready for general release historically have been immaterial.
Results of Operations
      The following table sets forth each of our sources of revenues and costs of revenues for the specified periods as a percentage of our total revenues for those periods (due to rounding, numbers in the columns may not sum to totals):

				For the Nine
				Months
	For the Year Ended			Ended
	March 31,			December 31,

	2003	2004	2005	2004	2005

Revenues:
Software	66%	64%	60%	60%	59%
Services	33	36	40	40	41
Hardware, supplies and other	*	—	—	—	—

Total revenues	100	100	100	100	100
Cost of revenues:
Software	2	2	2	2	2
Services	14	13	12	12	11
Hardware, supplies and other	*	—	—	—	—

Total cost of revenues	16	15	14	14	13

Gross margin	84%	85%	86%	86%	87%

*	Less than 1%.

Nine months ended December 31, 2005 compared to nine months ended December 31, 2004

Revenues
      Total revenues increased $21.7 million, or 37%, from $59.0 million in the nine months ended December 31, 2004 to $80.7 million in the nine months ended December 31, 2005.
      Software Revenue. Software revenue increased $12.0 million, or 34%, from $35.3 million in the nine months ended December 31, 2004 to $47.3 million in the nine months ended December 31, 2005. Software revenue represented 60% of our total revenues in the nine months ended December 31, 2004 and 59% of our total revenues in the nine months ended December 31, 2005. The increase in software revenue was primarily the result of broader acceptance of our software applications and increased revenue from our expanding base of existing customers. Revenue through our original equipment manufacturers contributed $6.6 million to the total increase in software revenue primarily due to higher revenue from our arrangement with Dell as well as revenue generated from an original equipment manufacturer arrangement we entered into with Hitachi Data Systems in March 2005. Furthermore, revenue by our resellers and our direct sales force contributed $4.6 million and $0.8 million, respectively, to the total increase in software revenue. We do not believe the proportion of revenue growth through our direct sales force is an indication of a future trend. Software revenue transactions greater than $0.1 million contributed approximately $4.8 million to the total increase in software revenue.
      Services Revenue. Services revenue increased $9.6 million, or 41%, from $23.7 million in the nine months ended December 31, 2004 to $33.4 million in the nine months ended December 31, 2005. Services revenue represented 40% of our total revenues in the nine months ended December 31, 2004 and 41% of our total revenues in the nine months ended December 31, 2005. The increase in services revenue was primarily due to a $8.6 million increase in revenue from customer support agreements as a result of sales of software to new customers and renewal agreements from our installed software base.

Cost of Revenues
      Total cost of revenues increased $2.1 million, or 25%, from $8.5 million in the nine months ended December 31, 2004 to $10.6 million in nine months ended December 31, 2005. Total cost of revenues represented 14% of our total revenues in the nine months ended December 31, 2004 and 13% of our total revenues in the nine months ended December 31, 2005.
      Cost of Software Revenue. Cost of software revenue increased $0.1 million, or 12%, from $1.2 million in the nine months ended December 31, 2004 to $1.3 million in the nine months ended December 31, 2005. Cost of software revenue represented 3% of our total software revenue in the nine months ended December 31, 2004 and 2005. The increase in cost of software revenue was primarily the result of higher third party costs associated with higher software revenue.
      Cost of Services Revenue. Cost of services revenue increased $2.0 million, or 27%, from $7.3 million in the nine months ended December 31, 2004 to $9.3 million in the nine months ended December 31, 2005. Cost of services revenue represented 31% of our services revenue in the nine months ended December 31, 2004 and 28% of our services revenue in the nine months ended December 31, 2005. The increase in cost of services revenue was primarily the result of higher employee compensation of $1.1 million resulting from higher headcount and increased sales.

Operating Expenses
      Sales and Marketing. Sales and marketing expenses increased $5.7 million, or 18%, from $31.5 million in the nine months ended December 31, 2004 to $37.2 million in the nine months ended December 31, 2005. The increase was primarily due to a $2.3 million increase in employee compensation resulting from higher headcount and a $1.7 million increase in commission expense on higher revenue levels.
      Research and Development. Research and development expenses increased $1.3 million, or 11%, from $12.6 million in the nine months ended December 31, 2004 to $13.9 million in the nine months ended December 31, 2005. The increase was primarily due to $0.6 million of higher employee compensation resulting from higher headcount and $0.3 million of increased legal expenses primarily associated with patent registration of our intellectual property.
      General and Administrative. General and administrative expenses increased $2.2 million, or 32%, from $6.7 million in the nine months ended December 31, 2004 to $8.9 million in the nine months ended December 31, 2005. The increase was primarily due to $1.1 million of higher employee compensation and $0.4 million of increased recruiting costs, both of which resulted from increased headcount.
      Depreciation and Amortization. Depreciation expense increased $0.2 million, or 15%, from $1.0 million in the nine months ended December 31, 2004 to $1.2 million in the nine months ended December 31, 2005. This reflects higher depreciation associated with increased capital expenditures primarily for product development and other computer-related equipment.

Interest Income
      Interest income increased $0.6 million from $0.2 million in the nine months ended December 31, 2004 to $0.8 million in the nine months ended December 31, 2005. The increase was due to higher interest rates and higher cash balances in our deposit accounts.

Income Tax (Expense) Benefit
      Income tax expense increased from $0.1 million in the nine months ended December 31, 2004 to approximately $0.6 million in the nine months ended December 31, 2005 as a result of alternative minimum taxes due to the U.S. federal government as well as various state income taxes.

Fiscal year ended March 31, 2005 compared to fiscal year ended March 31, 2004

Revenues
      Total revenues increased $21.4 million, or 35%, from $61.2 million in fiscal 2004 to $82.6 million in fiscal 2005.
      Software Revenue. Software revenue increased $10.1 million, or 26%, from $39.5 million in fiscal 2004 to $49.6 million in fiscal 2005. Software revenue represented 64% of our total revenues in fiscal 2004 and 60% of our total revenues in fiscal 2005. The increase in software revenue was primarily the result of broader acceptance of our software applications and increased revenue from our expanding base of existing customers. Revenue by our direct sales force and resellers contributed $4.7 million and $4.0 million, respectively, to the total increase in software revenue. Furthermore, revenue through our original equipment manufacturers contributed $1.4 million to the total increase in software revenue primarily as a result of entering into an original equipment manufacturer arrangement with Dell. We anticipate that our revenue through original equipment manufacturers will continue to grow as a percentage of total revenues in the future. Software revenue transactions greater than $0.1 million contributed approximately $2.1 million to the total increase in software revenue. Movements in foreign exchange rates accounted for $0.9 million of the $10.1 million increase in software revenue.
      Services Revenue. Services revenue increased $11.3 million, or 52%, from $21.8 million in fiscal 2004 to $33.0 million in fiscal 2005. Services revenue represented 36% of our total revenues in fiscal 2004 and 40% of our total revenues in fiscal 2005. Increased revenue from customer support agreements contributed $8.9 million to the total increase in services revenue as a result of sales of software to new customers and renewal agreements from our installed software base. In addition, increased revenue from other professional services contributed $2.4 million to the total increase in services revenue as a result of higher software sales.

Cost of Revenues
      Total cost of revenues increased $2.3 million, or 24%, from $9.2 million in fiscal 2004 to $11.5 million in fiscal 2005. Total cost of revenues represented 15% of our total revenues in fiscal 2004 and 14% of our total revenues in fiscal 2005.
      Cost of Software Revenue. Cost of software revenue increased $0.3 million, or 28%, from $1.2 million in fiscal 2004 to $1.5 million in fiscal 2005. Cost of software revenue represented 3% of our total software revenue in both fiscal 2004 and fiscal 2005. The increase in cost of software revenue was primarily the result of $0.2 million of higher third party royalty costs associated with higher software revenue.
      Cost of Services Revenue. Cost of services revenue increased $1.9 million, or 24%, from $8.0 million in fiscal 2004 to $10.0 million in fiscal 2005. Cost of services revenue represented 37% of our services revenue in fiscal 2004 and 30% of our services revenue in fiscal 2005. The increase in cost of services revenue was primarily the result of higher employee compensation of $1.7 million resulting from higher headcount and increased sales.

Operating Expenses
      Sales and Marketing. Sales and marketing expenses increased $5.7 million, or 15%, from $37.6 million in fiscal 2004 to $43.2 million in fiscal 2005. The increase was primarily due to a $3.0 million increase in employee compensation resulting from higher headcount, a $1.4 million increase in commission expense on higher revenue levels and a $0.9 million increase in travel and entertainment expenses. Movements in foreign exchange rates accounted for $0.7 million of the $5.7 million increase in sales and marketing expenses.
      Research and Development. Research and development expenses increased $1.0 million, or 6%, from $16.2 million in fiscal 2004 to $17.2 million in fiscal 2005. The increase was primarily due to higher employee compensation expenses.
      General and Administrative. General and administrative expenses increased $0.4 million, or 4%, from $8.6 million in fiscal 2004 to $9.0 million in fiscal 2005. The increase primarily reflected $1.4 million of higher employee compensation partially offset by a decrease in legal and accounting fees totaling $0.8 million primarily related to an offering that did not occur.
      Depreciation and Amortization. Depreciation expense remained at $1.4 million from fiscal 2004 to fiscal 2005. This reflects higher depreciation associated with increased capital expenditures primarily for product development and other computer-related equipment, offset by certain fixed assets in our development laboratory becoming fully depreciated.

Interest Income
      Interest income increased $0.2 million from $0.1 million in fiscal 2004 to $0.3 million in fiscal 2005. The increase was due to higher interest rates and higher cash balances in our deposit accounts.

Income Tax (Expense) Benefit
      Income tax expense increased from zero in fiscal 2004 to approximately $0.2 million in fiscal 2005 as a result of alternative minimum taxes due to the U.S. federal government as well as various state income taxes.

Fiscal year ended March 31, 2004 compared to fiscal year ended March 31, 2003

Revenues
      Total revenues increased $16.8 million, or 38%, from $44.4 million in fiscal 2003 to $61.2 million in fiscal 2004.
      Software Revenue. Software revenue increased $10.0 million, or 34%, from $29.5 million in fiscal 2003 to $39.5 million in fiscal 2004. Software revenue represented 66% of our total revenues in fiscal 2003 and 64% of our total revenues in fiscal 2004. The increase in software revenue was primarily the result of broader acceptance of our software applications and increased revenue from our expanding base of existing customers. Revenue by our resellers and our direct sales force contributed $7.5 million and $2.0 million, respectively, to the total increase in software revenue. Furthermore, revenue through our original equipment manufacturers contributed $0.5 million to the total increase in software revenue. Movements in foreign exchange rates accounted for $1.6 million of the $10.0 million increase in software revenue.
      Services Revenue. Services revenue increased $6.9 million, or 47%, from $14.8 million in fiscal 2003 to $21.8 million in fiscal 2004. Services revenue represented 33% of our total revenues in fiscal 2003 and 36% of our total revenues in fiscal 2004. Increased revenue from customer support agreements contributed $4.7 million to the total increase in services revenue as a result of sales of software to new customers and renewal agreements from our installed software base. In addition, increased revenue from other professional services contributed $2.2 million to the total increase in services revenue as a result of higher sales. Movements in foreign exchange rates accounted for $0.6 million of the $6.9 million increase in services revenue.

      Hardware, Supplies and Other Revenue. Hardware, supplies and other revenue decreased $0.1 million, or 100%, from $0.1 million in fiscal 2003 to zero in fiscal 2004. The decrease was the result of our decision in September 2001 to phase out the sale of our Vault 98 products, which included third party hardware.

Cost of Revenues
      Total cost of revenues increased $2.1 million, or 30%, from $7.1 million in fiscal 2003 to $9.2 million in fiscal 2004. Total cost of revenues represented 16% of our total revenues in fiscal 2003 and 15% of our total revenues in fiscal 2004.
      Cost of Software Revenue. Cost of software revenue increased $0.2 million, or 25%, from $0.9 million in fiscal 2003 to $1.2 million in fiscal 2004. Cost of software revenue represented 3% of our total software revenue in both fiscal 2003 and fiscal 2004. The increase in cost of software revenue was primarily the result of higher third party costs associated with higher software revenue.
      Cost of Services Revenue. Cost of services revenue increased $2.0 million, or 32%, from $6.1 million in fiscal 2003 to $8.0 million in fiscal 2004. Cost of services revenue represented 41% of our total services revenue in fiscal 2003 and 37% of our total services revenue in fiscal 2004. The increase in cost of services revenue was primarily the result of higher employee compensation of $1.2 million resulting from higher headcount and increased sales.
      Cost of Hardware, Supplies and Other Revenue. Cost of hardware, supplies and other revenue decreased $0.1 million, or 100%, from $0.1 million in fiscal 2003, or 76% of hardware, supplies and other revenue, to zero in fiscal 2004. The decrease was the result of our decision in September 2001 to phase out the sale of our Vault 98 products, which included third party hardware.

Operating Expenses
      Sales and Marketing. Sales and marketing expenses increased $7.7 million, or 26%, from $29.8 million in fiscal 2003 to $37.6 million in fiscal 2004. The increase was primarily due to a $2.6 million increase in employee compensation resulting from higher headcount, a $2.1 million increase in commission expense on higher revenue levels and a $1.2 million increase in travel and entertainment expenses. Movements in foreign exchange rates accounted for $1.3 million of the $7.7 million increase in sales and marketing expenses.
      Research and Development. Research and development expenses remained at $16.2 million from fiscal 2003 to fiscal 2004. Expenses included higher legal fees primarily associated with patent registration of our intellectual property offset by a decrease in employee compensation due to a slight reduction in headcount.
      General and Administrative. General and administrative expenses increased $2.3 million, or 36%, from $6.3 million in fiscal 2003 to $8.6 million in fiscal 2004. The increase was primarily due to higher accounting and legal fees totaling $1.0 million primarily related to an offering that did not occur along with increased employee compensation of $0.5 million associated with higher headcount.
      Depreciation and Amortization. Depreciation expense decreased $0.4 million, or 20%, from $1.8 million in fiscal 2003 to $1.4 million in fiscal 2004. The decrease was a result of certain fixed assets becoming fully depreciated as most of our equipment is in our development laboratory and is depreciated over a three-year period.

Interest Income
      Interest income decreased $0.2 million from $0.3 million in fiscal 2003 to $0.1 million in fiscal 2004. The decrease was due to declining interest rates partially offset by higher cash balances in our deposit accounts.

Income Tax (Expense) Benefit
      Beginning in fiscal 2000, we became eligible to participate in a special tax incentive program offered by the State of New Jersey that allowed participants to sell operating losses to eligible buyers. Income tax benefits resulting from this program decreased from $0.1 million in fiscal 2003 to zero in fiscal 2004.
Liquidity and Capital Resources
      We have financed our operations to date primarily through the private placements of preferred equity securities and common stock as described below and, to a much lesser extent, through funds from operations. As of December 31, 2005, we had $43.3 million of cash and cash equivalents. The cumulative amount of preferred equity financing to date is $141.3 million, of which approximately $25.0 million was paid to Lucent in connection with the 1996 purchase of the CommVault business. The remaining proceeds from all equity financings to date have been used to provide working capital to fund our growth, which includes the costs associated with transitioning from the Vault 98 platform to QiNetix.
      Net cash provided by operating activities was $0.9 million in fiscal 2004, $3.8 million in fiscal 2005 and $20.2 million in the nine months ended December 31, 2005. In fiscal 2005 and the nine months ended December 31, 2005, cash generated by operating activities was primarily due to net income adjusted for the impact of depreciation and an increase in deferred services revenue. In fiscal 2004, cash generated by operating activities was primarily the result of an increase in deferred revenue offset by our net loss for that year.
      Net cash used in investing activities was $1.2 million in fiscal 2004, $1.9 million in fiscal 2005 and $1.8 million in the nine months ended December 31, 2005. Cash used in investing activities in each period was due to purchases of property and equipment.
      Net cash provided by financing activities was $15.4 million in fiscal 2004, and minimal in both fiscal 2005 and in the nine months ended December 31, 2005. In fiscal 2004, cash provided by financing activities was primarily attributable to net proceeds from the issuance of convertible preferred stock.
      Working capital increased $0.3 million from $13.2 million as of March 31, 2004 to $13.4 million as of March 31, 2005, primarily due to cash generated as a result of $0.5 million in net income during fiscal 2005, a $2.8 million increase in accounts receivable as a result of higher sales and a $1.1 million decrease in accounts payable, partially offset by a $3.4 million increase in deferred revenue during the fiscal year ended March 31, 2005. Deferred revenue, which is a current liability, primarily represents amounts paid by customers for services in advance of those services being performed by us and subsequently will be recognized as services revenue when earned.
      Working capital increased $8.2 million from $13.4 million as of March 31, 2005 to $21.6 million as of December 31, 2005, primarily due to cash generated as a result of $9.1 million in net income and increases in deferred revenue of $6.9 million and accrued liabilities of $1.9 million, partially offset by a decrease in accounts receivable of $1.1 million due to stronger collection efforts.
      We intend to enter into a new $20 million term loan with Silicon Valley Bank pursuant to which we intend to borrow $        million on or immediately prior to the closing date of this offering in connection with the payments to the holders of our Series A, B, C, D and E preferred stock. The term loan will be secured by substantially all of our assets. Borrowings under the term loan will bear interest at a rate equal to 30-day LIBOR plus 1.50% with principal and interest to be repaid in quarterly installments over a 24-month period. The term loan will require us to maintain a “quick ratio,” as defined in the term loan agreement, of at least 1.50 to 1. We estimate the payments under this term loan will be $           million in fiscal 2007, $           million in fiscal 2008 and $           million in fiscal 2009. The term loan will mature in fiscal 2009.

      In connection with the offering, all of our outstanding preferred stock will convert into                      shares of common stock. A summary of our private placements of preferred stock (and, in the case of the Series A, B, C, D and E preferred stock, common stock that we issued concurrently therewith) is set forth below:

	Preferred
Date of Financing	Stock Series	Amount

	(In millions)
May 1996	A	$30.7
July 1997	B	5.2
December 1997	C	5.0
October 1998	D	3.0
March 1999	E	3.0
April 2000	AA	25.0
December 2000	BB	33.4
February 2002	CC	21.3
September 2003	CC	14.7

Total		$141.3

      In addition, we issued approximately $0.7 million of Series D preferred stock to N. Robert Hammer, our Chairman, President and Chief Executive Officer, in the form of stock in lieu of cash compensation for his services as chief executive officer for the period from December 1998 to December 2000. Such stock compensation was expensed during the same period.
      Upon the closing of the offering, in accordance with the terms of each series of preferred stock as set forth in our Certificate of Incorporation, our Series A, B, C, D and E preferred stock will be converted into                      shares of our common stock and will also have the right to receive:

•	$14.85 per share, or $47.0 million in the aggregate; and

•	accumulated and unpaid dividends of $1.788 per share per year since the date the shares of preferred stock were issued, or $ million in the aggregate, assuming that this offering closes on 2006.
      We intend to use the net proceeds from the sale of shares by us of $           million (based on an offering price of $           per share, the midpoint of the estimated price range shown on the cover of this prospectus), together with proceeds of $           million from the concurrent private placement (based on an offering price of $           per share, the midpoint of the estimated price range shown on the cover of this prospectus) and borrowings of $           million under our new term loan, to pay $           million in satisfaction of amounts due on our Series A, B, C, D and E preferred stock upon its conversion into common stock.
      A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) the net proceeds to us from this offering and the concurrent private placement by $           million and would decrease (increase) the amount of borrowings on the closing date under our new term loan by $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      The outstanding shares of Series AA, BB and CC preferred stock will be converted into a total of                      shares of common stock, in accordance with the terms of such series of preferred stock as set forth in our Certificate of Incorporation.
      We believe that our existing cash, cash equivalents and borrowings under our new term loan will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We cannot assure you that this will be the case or that our assumptions regarding revenues and expenses underlying this belief will be accurate. We may seek additional funding through public or private financings or other arrangements during this period. Adequate funds may not be available when needed or may not be available on terms favorable to us, or at all. If additional funds are raised by issuing equity securities, dilution to existing stockholders will result. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.
Summary Disclosures about Contractual Obligations and Commercial Commitments
      Our material capital commitments consist of obligations under facilities and operating leases. We anticipate that we will experience an increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel and additional resources devoted to building our brand name and marketing and sales force.
      We generally do not enter into binding purchase commitments. The following table summarizes our existing obligations as of December 31, 2005 with regards to payments due under operating leases and an equipment term loan (dollars in thousands):

	Payments Due By March 31,

Contractual Obligations(1)	Total	2006	2007	2008	2009	2010	Thereafter

Operating leases	$5,906	$683	$2,424	$2,136	$649	$14	$—

Equipment term loan	17	17	—	—	—	—	—

Total	$5,923	$700	$2,424	$2,136	$649	$14	$—

(1)	In connection with this offering, we intend to enter into a new $20 million term loan pursuant to which we intend to borrow $ million on or immediately prior to the closing date of this offering. We estimate the payments under this term loan will be $ million in fiscal 2007, $ million in fiscal 2008 and $ million in fiscal 2009. The term loan will mature in fiscal 2009.
      A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would (decrease) increase our borrowings under our new term loan on the closing date and would (decrease) increase the payments under this term loan in fiscal 2007 by $          , in fiscal 2008 by $          , and in fiscal 2009 by $          , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.
Off-Balance Sheet Arrangements
      As of December 31, 2005, we had no off-balance sheet arrangements.
Indemnifications
      Our software licensing agreements contain certain provisions that indemnify our customers from any claim, suit or proceeding arising from alleged or actual intellectual property infringement. These provisions continue in perpetuity along with our software licensing agreements. We have never incurred a liability relating to one of these indemnification provisions in the past and we believe that the likelihood of any future payout relating to these provisions is remote. Therefore, we have not recorded a liability during any period related to these indemnification provisions.
Recent Accounting Pronouncements
      In June 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 applies to all voluntary changes in accounting principles and changes the requirements for accounting for and reporting of a change in accounting principles.

SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made in fiscal years beginning after June 1, 2005. We do not expect the adoption of SFAS No. 154 to have a material impact on our financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options and restricted stock grants, to be recognized as a compensation cost based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. We will adopt SFAS No. 123(R) on April 1, 2006 using the modified prospective approach and expect that the adoption of SFAS No. 123(R) will have a material impact on our consolidated results of operations, although it will not impact our overall financial position. The future results will be impacted by the number and value of additional stock option grants subsequent to adoption and the rate of cancellation of unvested grants. We estimate that we will record additional stock-based compensation expense of approximately $4.1 million in fiscal 2007 and approximately $3.4 million in fiscal 2008 under SFAS No. 123(R) using the Black-Scholes option-pricing method based on existing unvested options as of April 1, 2006. Our stock-based compensation expenses will increase when additional stock option grants are awarded.
Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk
      As of December 31, 2005, our cash and cash equivalents balance consisted primarily of money market funds. Due to the short-term nature of these investments, we are not subject to any material interest rate risk on these balances.
Foreign Currency Risk
      As a global company, we face exposure to adverse movements in foreign currency exchange rates. Our international sales are generally denominated in foreign currencies, and this revenue could be materially affected by currency fluctuations. Approximately 28% of our sales were outside the United States in the nine months ended December 31, 2005. Our primary exposures are to fluctuations in exchange rates for the U.S. dollar versus the Euro and, to a lesser extent, the Australian dollar, British pound sterling, Canadian dollar and Chinese yuan. Changes in currency exchange rates could adversely affect our reported revenues and require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. Historically, we have periodically reviewed and revised the pricing of our products available to our customers in foreign countries and we have not maintained excess cash balances in foreign accounts. To date, we have not hedged our exposure to changes in foreign currency exchange rates and, as a result, could incur unanticipated gains or losses.
      We estimate that a 10% change in foreign exchange rates would impact our reported operating profit by less than $1.0 million annually. In addition, we have U.S. dollar denominated intercompany receivables due from our foreign subsidiaries that are subject to movements in foreign exchange rates and, as a result, could incur unanticipated transaction gains or losses. We anticipate that a 10% change in foreign exchange rates applied to such intercompany receivables would impact our reported operating profit by $2.0 million annually. This sensitivity analysis disregards the possibilities that rates can move in opposite directions and that losses from one geographic area may be offset by gains from another geographic area.

BUSINESS
Company Overview
      CommVault is a leading provider of data management software applications and related services in terms of product breadth and functionality and market penetration. We develop, market and sell a unified suite of data management software applications under the QiNetix (pronounced “kinetics”) brand. QiNetix is specifically designed to protect and manage data throughout its lifecycle in less time, at lower cost and with fewer resources than alternative solutions while minimizing the cost and complexity of managing that data. QiNetix provides our customers with:

•	high-performance data protection, including backup and recovery;

•	disaster recovery of data;

•	data migration and archiving;

•	global availability of data;

•	replication of data;
•	creation and management of copies of stored data;

•	storage resource discovery and usage tracking;

•	data classification; and

•	management and operational reports and troubleshooting tools.
Our products and capabilities enable our customers to deploy solutions for data protection, business continuance, corporate compliance and centralized management and reporting. We also provide our customers with a broad range of highly effective professional services that are delivered by our worldwide support and field operations.
      QiNetix enables our customers to simply and cost-effectively protect and manage their enterprise data throughout its lifecycle, from data center to remote office, covering the leading operating systems, relational databases and applications. In addition to addressing today’s data management challenges, our customers can realize lower capital costs through more efficient use of their enterprise-wide storage infrastructure assets, including the automated movement of data from higher cost to lower cost storage devices throughout its lifecycle and through sharing and better utilization of storage resources across the enterprise. QiNetix can also provide our customers with reduced operating costs through a variety of features, including fast application deployment, reduced training time, lower cost of storage media consumables, proactive monitoring and analysis, simplified troubleshooting and lower administrative costs.
      QiNetix is built upon a new innovative architecture and a single underlying code base that consists of:

•	an indexing engine that systematically identifies and organizes all data, users and devices accessible to our software products;

•	a cataloging engine that contains a global database describing the nature of all data, such as the users, applications and storage with which it is associated;

•	a policy engine that enables customers to set rules to automate the management of data;

•	a data movement engine that transports data using network communication protocols; and

•	a media management engine that controls and catalogs disk, tape and optical storage devices, as well as the data written to them.
      We refer to this single, unified code base underlying each of our QiNetix applications as our Common Technology Engine. Each data management software application within our QiNetix suite is designed to be best-in-class and is fully integrated into our Common Technology Engine. Our unified architectural design is unique and differentiates our products from those of our competitors, some of whom offer similar applications built upon disparate underlying software architectures, which we refer to as point products. We believe the disparate underlying software architectures of their products inhibit our competitors’ ability to match the seamless management, interoperability and scalability of our internally developed unified suite and common user interface.

      We have established a worldwide multi-channel distribution network to sell our software and services to large global enterprises, small and medium sized businesses and government agencies, both directly through our sales force and indirectly through our global network of value-added reseller partners, systems integrators, corporate resellers and original equipment manufacturers. Our original equipment manufacturer partners include Dell, Hitachi Data Systems and Incentra Solutions, Inc. As of December 31, 2005, we had licensed our data management software to more than 3,400 registered customers.
      CommVault’s executive management team has led the growth of our business, including the development and release of all our QiNetix software since its introduction in February 2000. Under the guidance of our management team, we have sustained technical leadership with the introduction of eight new data management applications and have garnered numerous industry awards and recognition for our innovative solutions.
Industry Background
      The driving forces for the growth of the data management software industry are the rapid growth of data and the need to protect and manage that data.
      Data is widely considered to be one of an organization’s most valued assets. The increasing reliance on critical enterprise software applications such as e-mail, relational databases, enterprise resource planning, customer relationship management and workgroup collaboration tools is resulting in the rapid growth of data across all enterprises. New government regulations, such as those issued under the Sarbanes-Oxley Act, the Health Insurance Portability and Accountability Act (HIPAA) and the Basel Committee on Banking Supervision (Basel II), as well as company policies requiring data preservation, are expanding the proportion of data that must be archived and easily accessible for future use. In addition, ensuring the security and integrity of the data has become a critical task as regulatory compliance and corporate governance objectives affecting many organizations mandate the creation of multiple copies of data with longer and more complex retention requirements. According to a 2005 report by International Data Corporation, an independent technology research organization, worldwide disk storage systems exceeded 1.2 million terabytes in 2004 and are forecasted to grow to nearly 10.6 million terabytes in 2009, representing an estimated annual growth rate of approximately 52%.
      In addition to rapid data growth, data storage has transitioned from being server-attached to becoming widely distributed across local and global networked storage systems. Data previously stored on primary disk and backed up on tape is increasingly being backed up, managed and stored on a broader array of storage tiers ranging from high-cost, high-performance disk systems to lower-cost mid-range and low-end disk systems to tape libraries. This transition has been driven by the growth of data, the pervasive use of distributed critical enterprise software applications, the decrease in disk cost and the demand for 24/7 business continuity.
      The recent innovations in storage and networking technologies, coupled with the rapid growth of data, have caused information technology managers to redesign their data and storage infrastructures to deliver greater efficiency, broaden access to data and reduce costs. The result has been the wide adoption of larger and more complex networked data and storage solutions, such as storage area networks (SANs) and network-attached storage (NAS). In addition to those trends, regulatory compliance and corporate governance objectives are creating larger data archives having much longer retention periods that require information technology managers of organizations affected by these objectives to ensure the integrity, security and availability of data.
      We believe that these trends are increasing the demand for software applications that can simplify data management, provide secure and reliable access to all data across a broad spectrum of tiered storage and computing systems and seamlessly scale to accommodate growth, while reducing the total cost of ownership to the customer. Gartner, Inc., an independent technology research organization, estimated in 2005 that the storage management software market will grow from $5.6 billion in 2004 to $9.4 billion in 2009.

Limitations of Competing Data Management Software Products and Solutions
      Many of our competitors’ products were initially designed to manage smaller quantities of data in server-attached storage environments. As a result, we believe they are not as effective managing data in today’s larger and more complex networked (SAN and NAS) environments. Given these limitations, we believe our competitors’ products cannot be scaled as easily as ours and are more costly to implement and manage than our solutions.
      Most data management software solutions are comprised of many individual point products built upon separate underlying architectures. This often requires the user to administer each individual point product using a separate, different user interface, and unique set of dedicated storage resources, such as disk and tape drives. The result can be a costly, difficult to manage environment that requires extensive administrative cross-training, offers little insight into storage resource use across the global enterprise, provides modest operational reporting and commands greater storage use. As a result, we believe competing data management software products do not fully address the following key requirements in today’s data management environment:

•	Effective Management of Widely Distributed and Networked Data. Most existing data management software products were designed to manage local server-attached storage environments, and do not as easily or effectively manage data in today’s heterogeneous, widely distributed and tiered storage architectures.

•	Ease of Data Management Application Integration. A number of vendors offering point products have attempted to address distributed and networked storage management requirements, but these disparate products are not easily integrated with other data management applications and can result in additional costs to the user, including storage infrastructure costs and higher implementation, training, administration, maintenance and support costs.

•	Global Scalability. Data management solutions consisting of combinations of point products initially designed to address server-attached storage environments have underlying software architectures that are both cumbersome to deploy and more difficult to scale across networked storage and geographic boundaries.

•	Centralized Data Management. Most data management solutions consisting of combinations of point products lack the ability to comprehensively manage all data management applications across the global enterprise from a single, unified point of control.

•	Ability to Effectively Prioritize Stored Data Across Applications. Several existing solutions include combinations of point products that attempt to manage data based on its assigned priority in a tiered storage environment. However, these offerings lack a specifically designed tiered storage management architecture that can seamlessly integrate the classification, indexing and cataloging of data with features that enable user-defined policies and automated migration of data across a tiered storage environment.

•	Lower Total Cost of Ownership. The inherent limitations of many data management software products can result in increased capital and operating costs. These costs are related to the increased use of storage hardware and media, additional infrastructure requirements (such as servers and storage network devices) and higher personnel costs, including implementation, training, administration, maintenance and support.
      We believe that there is and will continue to be significant demand for a unified, comprehensive and scalable suite of data management software applications specifically designed to centrally and cost-effectively manage increasingly complex enterprise data environments.
Our Solution
      We provide our customers with a unified, comprehensive and scalable suite of data management software applications that are fully integrated into our Common Technology Engine. Our software enables centralized protection and management of globally distributed data while reducing the total cost of managing, moving, storing and assuring secure access to that data from a single browser-based interface. QiNetix provides our customers with high-performance data protection, including backup and recovery, disaster recovery of data, data migration and archiving, global data availability, replication of data, creation and management of copies of stored data, storage resource discovery and usage tracking, data classification, management and operational reports and troubleshooting tools.
      QiNetix fully interoperates with a wide variety of operating systems, applications, network devices, protocols, storage arrays, storage formats and tiered storage infrastructures, providing our customers with the flexibility to purchase and deploy a combination of hardware and software from different vendors. As a result, our customers can purchase and use the optimal hardware and software for their needs, rather than being restricted to the offerings of a single vendor. Key benefits of our software and related services include:

•	Dynamic Management of Widely Distributed and Networked Data. QiNetix is specifically designed to optimize management of data on tiered storage and widely distributed data environments, including SAN and NAS. Our architecture enables the creation of policies that automate the movement of data based on business goals for availability, recoverability and disaster tolerance. User-defined policies determine the storage media on which data should reside based on its assigned value.

•	Unified Suite of Applications Built upon a Common Technology Engine. All QiNetix applications share common components of our underlying software code, which drives significant cost savings versus the point products or loosely integrated solutions offered by our competitors. In addition, we believe that each of the individual data management applications in our QiNetix suite delivers superior performance, functionality and total cost of ownership benefits. These solutions can be delivered to our customers either as part of our unified suite or as stand-alone applications. We also believe that our architecture will allow us to more rapidly introduce new applications that will enable us to expand beyond our current addressable market.

•	Global Scalability and Seamless Centralized Data Management. Our software is highly scalable, enabling our customers to keep pace with the growth of data and technologies deployed in their enterprises. We use the same underlying software architecture for large global enterprise, small and medium sized business and government agency deployments. We offer a centralized, browser-based management console from which policies automatically move data according to users’ needs for data access, availability and cost objectives. With QiNetix, our customers can automate the discovery, management and monitoring of enterprise-wide storage resources and applications.

•	State-of-the-Art Customer Support Services. We offer 24/7 global technical support. Our support operations center at our Oceanport, New Jersey headquarters is complemented by local support resources, including centers in Europe, Australia, India and China. Our worldwide customer support organization provides comprehensive local and remote customer care to effectively address issues in today’s complex storage networking infrastructures. Our customer support process includes the expertise of product development, field and customer support engineers. In addition, we incorporate into our software many self-diagnostic and troubleshooting capabilities and provide automated web-based support capabilities to our customers. Furthermore, we have implemented a voice-over-IP telephony system to tie our worldwide support centers together with an integrated call center messaging and trouble ticket management system.

•	Superior Professional Services. We are committed to providing high-value, superior professional services to our customers. Our Global Professional Services group provides complete business solutions that complement our software sales and improve the overall user experience. Our end-to-end services include assessment and design, implementation, post-deployment and training services. These services help our customers improve the protection, disaster recovery, availability, security and regulatory compliance of their global data assets while minimizing the overall cost and complexity of their data infrastructures.

•	Lower Total Cost of Ownership. Our software solutions built on our QiNetix architecture enable our customers to realize compelling total cost of ownership benefits, including reduced capital costs, operating expenses and support costs.
Our Strategy
      Our objective is to enhance our position as a leading supplier of data management software and services. Our key strategic initiatives are to continue:

•	Extending our Technology Leadership, Product Breadth and Addressable Markets. We intend to use our technology base, internal development capabilities and strategic industry relationships to extend our technology leadership in providing software to manage globally distributed data. Specifically, we plan to continuously enhance existing software applications and introduce new data management software applications that address emerging data and storage management trends, incorporate advances in hardware and software technologies as they become available and take advantage of market opportunities.

•	Enhancing and Expanding our Customer Support and Other Professional Services Offerings. We plan to continue investing in the people, partners, technologies, software and services enhancements necessary to provide our customers with the industry’s most comprehensive product support and professional services. We intend to continue creating and delivering innovative services offerings and product enhancements that result in faster deployment of our software, simpler system administration and rapid resolution of problems. We also intend to enhance our web-based support initiatives and broaden our global support infrastructure.

•	Expanding Distribution Channels and Geographic Markets Served. We plan to continue investing in the expansion of our distribution channels, both geographically and across all enterprises. We intend to maintain and grow our direct sales force as well as our distribution relationships, including those with value-added resellers, corporate resellers, systems integrators and original equipment manufacturers. We have made significant investments to extend our global reach, such as establishing sales and support offices in China and a development and support office in India. We intend to continue making investments to extend our global reach and increase our distribution throughout the Americas, Europe, Australia and Asia.

•	Broadening and Developing Strategic Relationships. We plan to broaden our distribution and technology partnerships to increase existing product sales and introduce new applications. Our unified platform simplifies integration with our partners’ solutions and the implementation of unique functionality to meet their needs. We also intend to broaden our existing relationships and develop new relationships with leading technology partners, including software application and infrastructure hardware vendors. We believe that these types of strategic relationships will allow us to package and distribute our data management software to our partners’ customers, increase sales of our software through joint-selling and marketing arrangements and increase our insight into future industry trends.

Products
      Our QiNetix suite is comprised of eight distinct data management software applications, all of which share our Common Technology Engine. Each application (other than Data Classification and QNet) can be used individually or in combination with other applications of our unified suite. The following table summarizes the components of our unified QiNetix suite:

QiNetix Suite of Data Management Applications	Functionality

• Galaxy Backup and Recovery	High-performance backup and restoration of enterprise data
• QuickRecovery	Recovery of files and applications by taking advantage of snapshot technologies
• ContinuousDataReplicator*	Continuous capture of changes to data and copying of those changes to a secondary location for disaster recovery and fast recovery of individual files
• DataMigrator	Active migration and archiving of data to less expensive secondary storage indexed for search and retrieval
• DataArchiver	Archiving and indexing of e-mail messages and attachments for compliance and legal discovery purposes
• Data Classification	Creation of a catalog of key attributes about primary data to enable intelligent, automated policy-based data movement and management
• StorageManager	Storage resource discovery and usage tracking of applications, files, organizations and individual users
• QNet	Consolidated management and reporting on data management service levels and data movement operations

* Beta only.

QiNetix Galaxy Backup and Recovery
      QiNetix Galaxy provides high-performance backup of enterprise applications and data for restoration when information is accidentally deleted, when disks fail, when servers need to be rebuilt or for disaster recovery of servers. Policies define when and how data is protected and stored, providing efficient use of storage devices and media, including drive and device sharing.

QiNetix QuickRecovery
      QiNetix QuickRecovery recovers application data and files from disks to minimize disruption of a customer’s operations. Using snapshot technologies to create one or more point-in-time recovery images, QuickRecovery offers users the ability to rapidly recover data from alternative points in time. The software incorporates block-level data movement and features a simple interface that creates, tracks, administers and manages point-in-time snapshots of data for testing, recovery and/or business continuance.

QiNetix ContinuousDataReplicator (beta only)
      QiNetix ContinuousDataReplicator (beta only) continuously captures file-level changes to data and copies those changes to a secondary system to protect from disk, server or site loss. The software retains multiple point-in-time copies of the data at the secondary location, offering flexible recovery options back to the primary location. ContinuousDataReplicator (beta only) reduces risk of lost data and can simplify a customer’s operations by centralizing data from many remote office locations into a single location, leveraging systems and personnel expertise rather than having to duplicate resources at every location.

QiNetix DataMigrator
      QiNetix DataMigrator actively moves less-used or older data from higher-cost primary storage to less expensive secondary storage and indexes it for search and retrieval purposes without disrupting how applications or end users access information. By shrinking the amount of data stored on primary storage, DataMigrator can also reduce the amount of time needed for backup and information technology administration, while improving computing system performance. A single, comprehensive capacity management solution for Windows, UNIX, Linux, Microsoft Exchange, Novell Netware and other environments, DataMigrator can help reduce capital expenditures on new primary storage.

QiNetix DataArchiver
      QiNetix DataArchiver archives and indexes e-mail messages and attachments to help organizations meet compliance, regulatory and legal discovery requirements. The software offers extensive search capabilities to rapidly locate and retrieve e-mail messages. Full-text indexing and keyword searching allows administrators and compliance officers to find and retrieve e-mail messages by searching e-mail header data along with message and attachment content.

QiNetix Data Classification
      QiNetix Data Classification creates a catalog of key attributes of unstructured data stored on primary computing systems, complementing the indexing of applications and data on secondary storage resources provided by other QiNetix applications. The software enhances how administrators can manage data by offering a broad set of attributes, instead of just its physical location. Data Classification helps enterprises more precisely organize and manage tiered classes of data throughout its lifecycle. Currently, Data Classification can only be used in combination with our other products.

QiNetix StorageManager
      QiNetix StorageManager discovers, tracks and reports on primary disk storage by users, enterprises, files and applications. Its comprehensive view of hosts, applications and storage resources provides detailed reports on disk storage assets, usage, trends and costs. The software also offers the ability to view links between logical entities (such as applications and files) and physical storage resources. StorageManager enables enterprises to better use storage resources that they already have, as well as plan ahead for future needs.

QiNetix QNet
      QiNetix QNet consolidates management and reporting of data management service levels and data movement operations within a single browser interface. QNet collects information from our data management applications and can correlate it to primary and secondary storage use, including data characteristics, giving an end-to-end lifecycle view of data. In addition, QNet can project secondary storage resource consumption, enabling users to determine if they have sufficient storage capacity and help plan for future needs. The software also provides operational reports detailing performance versus operation service level objectives.
      Our QiNetix suite includes intelligent operations management capabilities (iQ Ops) to simplify the management of complex data and network and storage information technology operations. iQ Ops provides proactive and reactive monitoring and reporting functions, alert notification and analysis enabling customers to quickly detect, troubleshoot and resolve potential problems. Combined with the reliability and resiliency features of our Common Technology Engine, iQ Ops enables our customers to improve overall operations with higher system availability.
      CommVault and our QiNetix applications have received numerous industry awards and recognition. In July 2005, CommVault was placed in the “Leaders Quadrant” of the Gartner Enterprise Backup/Recovery Software market Magic Quadrant. Also in 2005, our Galaxy software earned top rating over its direct competitors and was awarded the Diogenes Labs-Storage magazine Quality Award in the enterprise backup and recovery software category. In 2004, our QiNetix suite was voted an “Innovation Award Winner” and in 2005, the “best solution” by senior IT executives at the Midsize Enterprise Summit. Storage magazine and SearchStorage.com gave our QiNetix suite the 2003 “Gold Medal” for Backup and Disaster Recovery Software. Storage magazine and SearchStorage.com similarly gave our Galaxy software the 2002 “Gold Medal” for Backup and Disaster Recovery Software. In 2003, our software applications were named by Network Magazine as “Backup/Recovery Software Product of the Year” and by eWEEK and PC Magazine as “Best of Show Enterprise Storage” at the CeBit America trade show. In 2002, our Galaxy software was named by Microsoft Certified Professional Magazine as “Editor’s Choice: Products We Love” for backup. We believe that these awards increase our market recognition and enhance selling efforts.
Services
      A comprehensive global offering of customer support and other professional services is critical to the successful marketing, sale and deployment of our software. From planning to deployment to operations, we offer a complete set of technical services, training and support options that maximize the operational benefits of our QiNetix suite. Our commitment to superior customer support is reflected in the breadth and depth of our services offerings as well as in our ongoing initiatives to engineer resiliency, automation and serviceability features directly into our products.
      We have established a global customer support organization built specifically to handle our expanding customer base. We offer multiple levels of customer support that can be tailored to the customer’s response needs and business sensitivities. Our customer support services consist of:

•	Real-Time Support. Our support staff are available 24/7 by telephone to provide first response and manage the resolution of customer issues. In addition to phone support, our customers have access to an online product support database for help with troubleshooting and operational questions. Innovative use of web-based diagnostic tools provides problem analysis and resolution often without the need for onsite support personnel. Our software design is also an important element in our comprehensive customer support, including “root cause” problem analysis, intelligent alerting and troubleshooting assistance. Our software is directly linked to our online support database allowing customers to analyze problems without engaging our technical support personnel.

•	Significant Network and Hardware Expertise. Our support engineers have extensive knowledge of complex applications, servers and networks. We proactively take ownership of the customer’s problem, regardless of whether the issue is directly related to our products or to those of another vendor. We have also developed and maintain a knowledge library of storage systems and software products to further enable our support organization to quickly and effectively resolve customer problems.

•	Global Operations. We are enhancing our Oceanport, New Jersey support operations with a new state-of-the-art technical support center which will be operational in April 2006. We also have established key support operations in Hyderabad, India, Oberhausen, Germany and Shanghai, China, which are complemented by regional support centers in other worldwide locations. Furthermore, we have implemented a voice-over-IP telephony system to tie our worldwide support centers together with an integrated call center messaging and trouble ticket management system. We have designed our support infrastructure to be able to scale with the increasing globalization of our customers.
      We also provide a wide range of other professional services that consist of:

•	Assessment and Design Services. Our assessment and design services assist customers in determining data and storage management requirements, designing solutions to meet those requirements and planning for successful implementation and deployment.

•	Implementation and Post-deployment Services. Our professional services team helps customers efficiently configure, install and deploy our QiNetix suite based on specified business objectives. Our SystemCare Review Services assist our customers with assessing the post-deployment operational performance of our QiNetix suite.

•	Training Services. We provide global onsite and offsite training for our products. Packaged or customized customer training courses are available in instructor-led or computer-based formats. We offer in-depth training and certification for our resellers in pre- and post-sales support methodologies, including web access to customizable documentation and training materials.
Strategic Relationships
      An important element of our strategy is to establish relationships with third parties to assist us in developing, marketing, selling and implementing our software and services. We believe that strategic and technology-based relationships with industry leaders are fundamental to our success. We have forged numerous relationships with software application and hardware vendors to enhance our combined capabilities and to create the optimal combination of data management applications. This approach enhances our ability to expand our product offerings and customer base and to enter new markets. We have established the following types of strategic relationships:
      Product and Technology Relationships. We maintain strategic product and technology relationships with major industry leaders to ensure that our software applications are integrated with, supported by and add value to our partners’ hardware and software products. Collaboration with these market leaders allows us to provide applications that enable our customers to improve data management efficiency.
      Our significant strategic relationships include Dell, Hitachi Data Systems and Microsoft. In addition to these relationships, we maintain relationships with a broad range of industry vendors to verify and demonstrate the interoperability of our software applications with their equipment and technologies. These vendors include Brocade Communications Systems, Inc., Cisco Systems, Inc., EMC, Hewlett-Packard, IBM, Network Appliance, Inc., Novell, Inc., Oracle Corporation and SAP AG.
      Value-Added Reseller, Systems Integrator, Corporate Reseller and Original Equipment Manufacturer Relationships. Our corporate resellers bundle or sell our software applications together with their own products, and our value-added resellers resell our software applications independently. As of December 31, 2005, we had over 300 reseller partners and systems integrators distributing our software worldwide.
      In order to broaden our market coverage, we have original equipment manufacturer distribution agreements with Dell and Hitachi Data Systems. Under these agreements, the original equipment manufacturers sell, market and support our software applications and services independently and/or incorporate our software applications into their own hardware products. Our original equipment manufacturer agreements do not contain any minimum purchase or sale commitments. In addition to our original equipment manufacturer agreement with Dell, we also have a corporate reseller agreement with the Dell Software and Peripherals division.
Customers
      We sell our suite of data management software applications and related services directly to large global enterprises, small and medium sized businesses and government agencies, and indirectly through value-added resellers, systems integrators, corporate resellers and original equipment manufacturer partners. As of December 31, 2005, we had licensed our software applications to more than 3,400 registered customers in a broad range of industries, including banking, insurance and financial services, government, healthcare, pharmaceuticals and medical services, technology, legal, manufacturing, utilities and energy. A representative sample of well-known customers with a significant deployment of CommVault software includes Ace Hardware Corporation, Centex Homes, Clifford Chance LLP, Cozen O’Connor, Halcrow Group Ltd., Newell Rubbermaid Inc., North Fork Bank, Ricoh Company, Ltd., the United Kingdom’s Department of International Development and Welch Foods Inc.

      Sales through our original equipment manufacturer agreement with Dell accounted for approximately 2% of our revenues for the year ended March 31, 2005 and 7% of our total revenues for the nine months ended December 31, 2005. Sales through our reseller agreement with Dell accounted for approximately 11% of our total revenues for the year ended March 31, 2005 and the nine months ended December 31, 2005. Dell is an original equipment manufacturer and a reseller that purchases software from us for resale to its customers, but is not the end user of our software. Sales to the U.S. federal government accounted for approximately 9% of our total revenues for the year ended March 31, 2005 and 10% of our total revenues for the nine months ended December 31, 2005.
Technology
      Our Common Technology Engine serves as a major differentiator versus our competitors’ data management software products. Our Common Technology Engine’s unique indexing, cataloging, data movement, media management and policy technologies are the source of the performance, scale, management, cost of ownership benefits and seamless interoperability inherent in all of our data management software applications. Additional options enable content search, data encryption and auditing features to support data discovery and compliance requirements. Each of these applications shares a common architecture consisting of three core components: intelligent agent software, data movement software and command and control software. These components may be installed on a single host server, or each may be distributed over many servers in a global network. Additionally, the modularity of our software provides deployment flexibility. The ability to share storage resources across multiple data management applications provides easier data management and lower total cost of ownership. We participate in industry standards groups and activities that we believe will have a direct bearing on the data management software market.
      Our software architecture consists of integrated software components that are grouped together to form a CommCell. Components of a CommCell are as follows:

•	one CommServe;

•	one or more MediaAgents; and

•	one or more iDataAgents.
      Each highly scalable CommCell may be configured to reflect a customer’s geographic, organizational or application environment. Multiple CommCells can be aggregated into a single, centralized view for policy-based management across a customer’s local or global information technology environment.

•	CommServe. The CommServe acts as the command and control center of the CommCell and handles all requests for activity between MediaAgent and iDataAgent components. The CommServe contains the centralized event and job managers and the index catalog. This database includes information about where data resides, such as the library, media and content of data. The centralized event manager logs all events, providing unified notification of important events. The job manager automates and monitors all jobs across the CommCell.

•	MediaAgent. The MediaAgent is a media independent module that is responsible for managing the movement of data between the iDataAgents and the physical storage devices. Our MediaAgents communicate with a broad range of storage devices, generating an index for use by each of our QiNetix applications. The MediaAgent software supports most storage devices, including automated magnetic tape libraries, tape stackers and loaders, standalone tape drives and magnetic storage devices, magneto-optical libraries, virtual tape libraries, DVD-RAM and CD-RW devices.

•	iDataAgent. The iDataAgent is a software module that resides on the server or other computing device and controls the data being protected, replicated, migrated or archived, often referred to simply as the “client” software. iDataAgents communicate with most open and network file systems and enterprise relational databases and applications, such as Microsoft Exchange, Microsoft SharePoint, Notes Domino Server, GroupWise, Oracle, Informix, Sybase, DB2 and SAP, to

generate application aware indexes pertinent to granular recovery of application objects. The agent software contains the logic necessary to extract (or recover) data and send it to (or receive it from) the MediaAgent software.

Sales and Marketing
      We sell our data and storage management software applications and related services to large global enterprises, small and medium sized businesses and government agencies. We sell through our worldwide direct sales force and our global network of value-added resellers, systems integrators, corporate resellers and original equipment manufacturer partners. As of December 31, 2005, we had 136 employees in sales and marketing. These employees are located in the Americas, Europe, Australia and Asia.
      We have a variety of marketing programs designed to create brand recognition and market awareness for our product offerings and for sales lead generation. Our marketing efforts include active participation at trade shows, technical conferences and technology seminars; advertising; publication of technical and educational articles in industry journals; sales training; and preparation of competitive analyses. In addition, our strategic partners augment our marketing and sales campaigns through seminars, trade shows and joint advertising campaigns. Our customers and strategic partners provide references and recommendations that we often feature in our advertising and promotional activities.
Research and Development
      Our research and development organization is responsible for the design, development, testing and certification of our data management software applications. As of December 31, 2005, we had 167 employees in our research and development group, of which 22 are located at our Hyderabad, India development center. Our engineering efforts support product development across all major operating systems, databases, applications and network storage devices. A substantial amount of our development effort goes into certification, integration and support of our applications to ensure interoperability with our strategic partners’ hardware and software products. We have also made substantial investments in the automation of our product test and quality assurance laboratories. We spent $13.9 million on research and development activities for the nine months ended December 31, 2005, $17.2 million in fiscal 2005, $16.2 million in fiscal 2004 and $16.2 million in fiscal 2003.
Competition
      The data storage management market is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. We currently compete with other providers of data management software as well as large storage hardware manufacturers that have developed or acquired their own data management software products. These manufacturers have the resources and capabilities to develop their own data management software applications, and many have been making acquisitions and broadening their efforts to include broader data management and storage products. These manufacturers and/or our other current and potential competitors may establish cooperative relationships among themselves or with third parties, creating new competitors or alliances. Large operating system and application vendors, including Microsoft, have introduced products or functionality that include some of the same functions offered by our software applications. In the future, further development by these vendors could cause our software applications and services to become redundant.
      The following are our primary competitors in the data management software applications market, each of which has one or more products that compete with a part of or all of our software suite:

•	CA (formerly known as Computer Associates International, Inc.);

•	EMC;

•	Hewlett-Packard;

•	IBM; and

•	Symantec.

      The principal competitive factors in our industry include product functionality, product integration, platform coverage, ability to scale, price, worldwide sales infrastructure, global technical support, name recognition and reputation. The ability of major system vendors to bundle hardware and software solutions is also a significant competitive factor in our industry. Although many of our competitors have greater resources, a larger installed customer base and greater name recognition, we believe we compete favorably on the basis of these competitive factors.
Intellectual Property and Proprietary Rights
      Our success and ability to compete depend on our continued development and protection of our proprietary software and other technologies. We rely primarily on a combination of trade secret, patent, copyright and trademark laws, as well as contractual provisions, to establish and protect our intellectual property rights. We provide our software to customers pursuant to license agreements that impose restrictions on use. These license agreements are primarily in the form of shrink-wrap or click-wrap licenses, which are not negotiated with or signed by our end user customers. These measures may afford only limited protection of our intellectual property and proprietary rights associated with our software. We also enter into confidentiality agreements with employees and consultants involved in product development. We routinely require our employees, customers and potential business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our software, technology or business plans.
      As of February 22, 2006, we had eight issued patents and 64 pending patent applications in the United States and 13 issued patents and 65 pending patent applications in foreign countries. As of February 22, 2006, we also had 13 pending European Patent applications with the European Patent Office which, if allowed, may be converted into issued patents in various European Contracting States. Additionally, as of February 22, 2006, we had 14 pending patent applications under the Patent Cooperation Treaty, which we may convert into foreign patent applications in various Patent Cooperation Treaty Contracting States within the time periods specified in the treaty. Pending patent applications may receive unfavorable examination and are not guaranteed allowance as issued patents. We may elect to abandon or otherwise not pursue prosecution of certain pending patent applications due to patent examination results, economic considerations, strategic concerns or other factors. We will continue to assess appropriate occasions to seek patent and other intellectual property protection for innovative aspects of our technology that we believe provide us a significant competitive advantage.
      Despite our efforts to protect our trade secrets and proprietary rights through patents and license and confidentiality agreements, unauthorized parties may still attempt to copy or otherwise obtain and use our software and technology. In addition, we intend to expand our international operations and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries. If we fail to protect our intellectual property and other proprietary rights, our business could be harmed.
      We have entered into an original equipment manufacturer agreement with Critical Technologies, Inc. whereby we embed Critical Technologies’ indexing software in our software applications for sale, as an option, to our customers. Our agreement with Critical Technologies expires on May 31, 2007 unless prior thereto either party gives at least 90 days notice of termination. In addition to our agreement with Critical Technologies, we currently resell certain software from Microsoft, including Microsoft SQL Server, used in conjunction with our software applications pursuant to an independent software vendor royalty license and distribution agreement that we have and plan to continue renewing annually. We also currently resell certain other software from Microsoft, including Windows Preinstallation Environment software, used in conjunction with our software applications, pursuant to an agreement with Microsoft that expires August 31, 2006. We have entered into and expect to enter into agreements with additional third parties to license their technology for use with our software applications.
      Some of the products or technologies acquired, licensed or developed by us may incorporate so-called “open source” software and we may incorporate open source software into other products in the future. The use of such open source software may ultimately subject some products to unintended conditions which may negatively affect our business, financial condition, operating results, cash flow and ability to commercialize our products or technologies.
      From time to time, we are participants or members of various industry standard-setting organizations or other industry technical organizations. Our participation or membership in such organizations may, in some circumstances, require us to enter into royalty or licensing agreements with third parties regarding our intellectual property under terms established by those organizations, which we may find unfavorable.
      In the United States, we own or have common law trademark rights in the following marks: CommVault, CommVault Systems, CommVault Galaxy, QiNetix and Unified Data Management. We also have several other trademarks and are actively pursuing trademark registrations in several foreign jurisdictions.
Employees
      As of December 31, 2005, we had 575 employees worldwide, including 136 in sales and marketing, 167 in research and development, 76 in general administration and 196 in services. None of our employees are represented by a labor union. We have never experienced a work stoppage and believe our relationship with our employees is satisfactory.
Facilities
      Our principal administrative, sales, marketing, customer support and research and development facility is located at our headquarters in Oceanport, New Jersey. We currently occupy approximately 115,000 square feet of office space in the Oceanport facility under the terms of an operating lease expiring in July 2008. We believe that our current facility is adequate to meet our needs for at least the next 12 months. We believe that suitable additional facilities will be available as needed on commercially reasonable terms. In addition, we have offices in the United States in Arizona, California, Florida, Georgia, Illinois, Massachusetts, New York, Oregon, Texas, Virginia and Washington; Ottawa, Ontario; Mississauga, Ontario; Reading, United Kingdom; Oberhausen, Germany; Utrecht, Netherlands; Beijing, China; Shanghai, China; Sydney, Australia; Col. Marte, Mexico; and Hyderabad, India.
Legal Proceedings
      From time to time we are involved in litigation arising in the ordinary course of our business. We are not presently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT
Directors and Executive Officers
      The following table presents information with respect to our directors and executive officers as of March 1, 2006:

Name	Age	Position

N. Robert Hammer	64	Chairman, President and Chief Executive Officer
Alan G. Bunte	52	Executive Vice President and Chief Operating Officer
Louis F. Miceli	56	Vice President and Chief Financial Officer
Ron Miiller	38	Vice President of Sales, Americas
Anand Prahlad	38	Vice President, Product Development
Suresh P. Reddy	43	Vice President, Worldwide Technical Services & Support
David West	40	Vice President, Marketing and Business Development
Thomas Barry(1)(2)	48	Director
Frank J. Fanzilli, Jr.(3)	49	Director
Armando Geday	44	Director
Keith Geeslin(3)	52	Director
Edward A. Johnson	43	Director*
F. Robert Kurimsky(1)(2)	67	Director
Daniel Pulver(3)	37	Director
Gary B. Smith(2)	45	Director
David F. Walker(1)(2)	52	Director

*	Mr. Johnson will resign as a director immediately prior to the closing of the offering.

(1)	Member of the Audit Committee.

(2)	Member of the Nominations and Governance Committee.

(3)	Member of the Compensation Committee.
      N. Robert Hammer has served as our Chairman, President and Chief Executive Officer since March 1998. Mr. Hammer was also a venture partner from 1997 until December 2003 of the Sprout Group, the venture capital arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC, an underwriter in this offering. Prior to joining the Sprout Group, Mr. Hammer served as the chairman, president and chief executive officer of Norand Corporation, a portable computer systems manufacturer, from 1988 until its acquisition by Western Atlas, Inc. in 1997. Mr. Hammer led Norand following its leveraged buy-out from Pioneer Hi-Bred International, Inc. and through its initial public offering in 1993. Prior to joining Norand, Mr. Hammer also served as chairman, president and chief executive officer of publicly-held Telequest Corporation from 1987 until 1988 and of privately-held Material Progress Corporation from 1982 until 1987. Prior to joining Material Progress Corporation, Mr. Hammer spent 15 years in various sales, marketing and management positions with Celanese Corporation, rising to the level of vice president and general manager of the structural composites materials business. Mr. Hammer obtained his bachelor’s degree and master’s degree in business administration from Columbia University.
      Alan G. Bunte has served as our Executive Vice President and Chief Operating Officer since October 2003 and served as our senior vice president from December 1999 until October 2003. Prior to joining our company, Mr. Bunte served Norand Corporation from 1986 to January 1998, serving as its senior vice president of planning and business development from 1991 to January 1998. Mr. Bunte obtained his bachelor’s and master’s degrees in business administration from the University of Iowa.

      Louis F. Miceli has served as our Vice President and Chief Financial Officer since April 1997 and has over 30 years of experience in various finance capacities for several high-technology companies. Prior to joining our company, Mr. Miceli served as chief financial officer of University Hospital, part of the University of Medicine and Dentistry of New Jersey (UMDNJ), from 1994 until 1997 and as the corporate controller of UMDNJ from 1992 until 1994. Prior to joining UMDNJ, Mr. Miceli served as the chief financial officer of Syntrex, Inc., a word processing software and hardware manufacturer, from 1985 until 1992, and as its controller from 1980 until 1985. Mr. Miceli began his career as a staff auditor at Ernst & Young LLP, where he served five years. Mr. Miceli obtained his bachelor’s degree, cum laude, in accounting from Seton Hall University and is a certified public accountant in the State of New Jersey.
      Ron Miiller has served as our Vice President of Sales, Americas since January 2005. Prior to his current role, Mr. Miiller served as our Central Region Sales Manager from March 2000 to December 2004. Prior to joining our company, Mr. Miiller served as Director, Central Region Sales for Softworks, Inc., an EMC company, from March 1997 through March 2000, and prior to that Mr. Miiller was with Moore Corporation, a diversified print and electronic communications company from 1989 through March 1997 in various leadership roles. Mr. Miiller received his bachelor of science degree in marketing from Ball State University in 1989.
      Anand Prahlad has served as our Vice President, Product Development since May 2001 and has been with our company since 1994 as a software development and software developer manager and, from February 1999 to May 2001, as our senior director of product development. As a software developer, Mr. Prahlad oversaw the development of our QiNetix Galaxy software applications. Prior to joining our company, Mr. Prahlad was a software engineer with Mortgage Guaranty Insurance Corporation, a provider of private mortgage insurance coverage. Mr. Prahlad obtained his bachelor’s degree from Jawaharlal Nehru Technological University in India and his master’s degree in electrical and computer engineering from Marquette University.
      Suresh P. Reddy has served as our Vice President, Worldwide Technical Services & Technical Support since April 2005. Mr. Reddy also served our company from 1990 through March 2005, serving as our Vice President, Worldwide Technical Services from September 2001 through March 2005, as our Western Regional Manager, Technical Services from March 1994 through July 1995 and again from March 1998 until August 2001, as our Director of Technical Services, Europe, Middle East and Asia from August 1995 to February 1998 and as a Systems Engineer from February 1990 to February 1994. Mr. Reddy obtained his bachelor’s degree in mechanical engineering from Jawaharlal Nehru Technological University in India and his master’s degree in computer sciences from the New Jersey Institute of Technology.
      David West has served as our Vice President, Marketing and Business Development since September 2005 and our Vice President, Business Development from August 2000 to September 2005. Prior to joining our company, Mr. West served as a director of strategic alliances from April 1999 to July 2000 and vice president of storage solutions in July 2000 at Legato Systems, Inc., which was subsequently acquired by EMC Corporation. Prior to joining Legato Systems, Mr. West served as vice president of sales at Intelliguard Software, Inc., which was also subsequently acquired by EMC Corporation, from 1990 to April 1999. Mr. West obtained his bachelor’s degree in electrical engineering from Villanova University.
      Thomas Barry has served as a director of our company since our acquisition from Lucent in April 1996 and is chairman of our Nominations and Governance Committee. Mr. Barry periodically provides consulting services through T & M Barry Consulting LLC, which he formed in February 2002. Mr. Barry served as executive vice president of Glencoe Capital LLC from 1997 until 1998 and in several investment banking and corporate finance positions at Donaldson, Lufkin & Jenrette (now part of Credit Suisse Securities (USA) LLC) from 1980 through 1997. Mr. Barry obtained his bachelor’s degree in accounting from Pace University and received a master of science in computer science from Columbia University in February 2002.
      Frank J. Fanzilli, Jr. has served as a director of our company since July 2002. Prior to his retirement in March 2002, Mr. Fanzilli spent 17 years at Credit Suisse First Boston LLC (now Credit Suisse Securities (USA) LLC), holding a variety of positions in information technology and rising to the level of managing director and chief information officer. Prior to joining Credit Suisse First Boston, Mr. Fanzilli spent seven years at IBM, where he managed systems engineering and software development for Fortune 50 accounts. Mr. Fanzilli obtained his bachelor’s degree in management, cum laude, from Fairfield University and his master’s in business administration, with distinction, from New York University. Mr. Fanzilli also serves on the board of directors of Interwoven, Inc., MLayers Inc. and Sona Mobile, Inc.
      Armando Geday has served as a director of our company since July 2000. From April 1997 until February 2004, Mr. Geday served as president, chief executive officer and a director of GlobespanVirata, Inc., a digital subscriber line chipset design company. After GlobespanVirata was acquired by Conexant Systems, Inc. in 2004, Mr. Geday served as chief executive officer of Conexant from February 2004 until November 2004. Prior to joining GlobespanVirata, Mr. Geday served as vice president and general manager of the multimedia communications division of Rockwell Semiconductor Systems from 1986 to 1997. Prior to joining Rockwell, Mr. Geday held several other marketing and general management positions at Rockwell and Harris Semiconductor. Mr. Geday obtained his bachelor’s degree in electrical engineering from the Florida Institute of Technology. Mr. Geday also serves on the board of directors of MagnaChip Semiconductor.
      Keith Geeslin has served as a director of our company since May 1996 and is chairman of our Compensation Committee. Mr. Geeslin became a partner at Francisco Partners in January 2004, prior to which Mr. Geeslin spent 19 years with the Sprout Group, the venture capital arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC, an underwriter in this offering. Prior to joining the Sprout Group, Mr. Geeslin was the general manager of a division of Tymshare, Inc. and held various positions at its Tymnet subsidiary from 1980 to 1984. Mr. Geeslin obtained his bachelor’s degree in electrical engineering from Stanford University and master’s degrees from Stanford University and Oxford University. Mr. Geeslin also serves on the board of directors of Synaptics, Inc. and Yipes Enterprise Services, Inc.
      Edward A. Johnson has served as a director of our company since May 2005. Mr. Johnson has served as a managing director of Credit Suisse Securities (USA), LLC and a partner at DLJ Merchant Banking since the merger of Credit Suisse First Boston LLC (now Credit Suisse Securities (USA) LLC) with Donaldson, Lufkin & Jenrette in November 2000. Mr. Johnson initially joined Credit Suisse in September 1998. Credit Suisse Securities (USA) LLC is an underwriter in this offering. Prior to joining Credit Suisse, Mr. Johnson spent four years at Warburg Pincus, LLC in its private equity area, and spent two years as a consultant with the Boston Consulting Group. Prior to earning his master’s in business administration, Mr. Johnson served as a refinery planner for Chevron Corporation. Mr. Johnson obtained his bachelor of science degree in chemical engineering from Stevens Institute of Technology and master’s in business administration from the Wharton School of the University of Pennsylvania. Mr. Johnson also serves on the board of directors of Focus Diagnostics, Inc., Aircast Inc., Thompson Publishing Group and Wastequip, Inc. Mr. Johnson will resign his directorship immediately prior to the closing of this offering.
      F. Robert Kurimsky has served as a director of our company since February 2001. Mr. Kurimsky served as senior vice president of Technology Solutions Company, a systems integrator, from 1994 through 1998 and again from January 2002 through June 2003. Mr. Kurimsky served as senior vice president of The Concours Group, a consulting and executive education provider, from 1998 through December 2001. Prior to his service with Technology Solutions Company, Mr. Kurimsky spent 20 years in information systems and administration functions at the Philip Morris Companies, Inc. (now Altria Group, Inc.), rising to the level of vice president. Mr. Kurimsky obtained a bachelor of science at Fairfield University and a master of engineering degree from Yale University. Mr. Kurimsky also serves on the board of directors of The Advisory Council, a privately-held research and advisory services company.
      Daniel Pulver has served as a director of our company since October 1999. Mr. Pulver served as a director at Credit Suisse First Boston LLC from November 2000, when Credit Suisse First Boston LLC (now Credit Suisse Securities (USA) LLC) merged with Donaldson, Lufkin & Jenrette, until April 2005. Mr. Pulver obtained his bachelor’s degree from Stanford University and his master’s in business administration from Harvard Business School. Mr. Pulver also serves on the board of directors and the compensation committee of Nextpharma S.A.

      Gary B. Smith has served as a director of our company since May 2004. Mr. Smith is currently the president, chief executive officer and a director of Ciena Corporation. Mr. Smith began serving as chief executive officer of Ciena in May 2001, in addition to his existing responsibilities as president and director, positions he has held since October 2000. Prior to his current role, his positions with Ciena included chief operating officer and senior vice president, worldwide sales. Mr. Smith joined Ciena in November 1997 as vice president, international sales. From 1995 through 1997, Mr. Smith served as vice president of sales and marketing for INTELSAT. He also previously served as vice president of sales and marketing for Cray Communications, Inc. Mr. Smith received his master’s in business administration from Ashridge Management College, United Kingdom. Mr. Smith currently serves on the board of directors for the American Electronics Association, and also serves as a commissioner for the Global Information Infrastructure Commission.
      David F. Walker has served as a director of our company since February 2006 and is chairman of our Audit Committee. Mr. Walker is the Director of the Accountancy Program and the Program for Social Responsibility and Corporate Reporting at the University of South Florida St. Petersburg, where he has been employed since 2002. Prior to joining the University of South Florida, Mr. Walker was with Arthur Andersen LLP, having served as a partner in that firm from 1986 through 2002. Mr. Walker earned a master’s of business administration from the University of Chicago Graduate School of Business with concentration in accounting, finance and marketing, and a bachelor of arts degree from DePauw University with majors in economics and mathematics and a minor in business administration. Mr. Walker is a certified public accountant and a certified fraud examiner. Mr. Walker also serves on the board of directors of Chico’s FAS, Inc., First Advantage Corporation and Technology Research Corporation, participating on the executive, audit and corporate governance committees of Chico’s and chairing its audit committee; chairing the audit committee of First Advantage; and participating on the audit, compensation and nominating committees of Technology Research and chairing its audit committee.
      Upon the closing of the offering, the board of directors will be divided into three classes, with one class of directors elected at each annual meeting. The members of Class I, whose terms expire at the next annual meeting, will be Messrs. Kurimsky, Walker and Geday. The members of Class II, whose terms expire at the second annual meeting following this offering, will be Messrs. Pulver, Barry and Fanzilli. The members of Class III, whose terms expire at the third annual meeting following this offering, will be Messrs. Hammer, Geeslin and Smith.
Director Compensation
      Our compensation committee of the board of directors determines the amount of any fees, whether payable in cash, shares of common stock or options to purchase common stock, and expense reimbursement that directors receive for attending meetings of the board of directors or committees of the board. To date, other than to members of our Audit Committee, we have not paid any fees to our directors, but we have reimbursed them for their expenses incurred in connection with attending meetings.
      Following the completion of this offering, we intend to compensate non-employee directors for their service on our board. Each non-employee director will be eligible to receive an annual retainer of $          , with an additional stipend of $          for each board meeting, and $          for each committee meeting, attended in person. The chairperson of our audit committee will be eligible to receive an additional annual retainer of $          .
      Non-employee directors elected to the board of directors in the future will be eligible to receive an initial option grant of                      shares upon their election. In addition, non-employee directors will be eligible to receive annual option grants of                      shares beginning on           , except that some of our current non-employee directors will not be eligible to receive an annual grant until the options they currently hold have fully vested. Option grants to our non-employee directors will vest monthly over a four-year period, except that the shares that would otherwise vest over the first 12 months shall not vest until the first anniversary of the grant. All option grants to our non-employee directors will be pursuant to our 2006 Long-Term Stock Incentive Plan. See “— Employee Benefit Plans — 2006 Long-Term Stock

Incentive Plan” for more information about this plan. We will also continue to reimburse all of our directors for their reasonable expenses incurred in attending meetings of our board or committees.
Executive Compensation
      The following table sets forth information concerning the compensation received for services rendered to us by our Chief Executive Officer and each of our five most highly-compensated executive officers for the year ended March 31, 2005:

					Long-Term
		Annual Compensation			Compensation Awards

				Other Annual	Securities Underlying
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Options

N. Robert Hammer	2005	$348,076	$116,500	$83,427 (2)
Chairman, President and Chief Executive Officer
Alan G. Bunte	2005	242,538	115,500
Executive Vice President and Chief Operating Officer
Louis F. Miceli	2005	239,654	100,500
Vice President and Chief Financial Officer
David West	2005	201,630	71,000
Vice President, Marketing and Business Development
Ron Miiller	2005	148,366	185,563
Vice President of Sales, Americas
Scott Mercer(3)	2005	221,676	71,625
Vice President, Europe, Middle East and Asia

(1)	Other than Mr. Hammer, none of our six most highly-compensated executive officers received other annual compensation exceeding $50,000 for the year ended March 31, 2005.

(2)	Mr. Hammer’s other annual compensation for the year ended March 31, 2005 included our payment of $37,667 for airfare for Mr. Hammer between his residence in Florida and our headquarters in Oceanport, New Jersey and $22,200 related to housing costs for the rental of an apartment for Mr. Hammer in New Jersey. No other item of Mr. Hammer’s other annual compensation individually exceeded 25% of Mr. Hammer’s total other annual compensation for the year ended March 31, 2005.

(3)	Mr. Mercer passed away in January 2006.
Employment Agreements
      In February 2004, we entered into an employment agreement with N. Robert Hammer. The agreement has an initial term ending on March 31, 2005 and automatically extends for additional one-year terms unless either party elects, at least 30 days prior to the expiration of a term, to terminate the agreement. The agreement provides that Mr. Hammer’s annual salary shall be subject to annual review by our board of directors. The agreement also provides that Mr. Hammer shall be eligible for an annual cash bonus with a target bonus potential equal to a percentage of his base salary and that he shall be entitled to participate in the employee benefits plans in which our other executives may participate. If we terminate Mr. Hammer’s employment for any reason other than cause, death or upon a change in control of our company, the agreement provides that, for a one-year period, Mr. Hammer will be entitled to receive his then-current base salary (either in equal bi-weekly payments or a lump sum payment, at our discretion) and we will be required to continue paying the premiums for Mr. Hammer’s and his dependents’ health insurance coverage. The agreement provides that if a change in control of our company occurs, all options held by Mr. Hammer shall immediately become exercisable. If a change in control of our company occurs and Mr. Hammer’s employment is terminated for reasons other than for cause (other than a termination resulting from a disability) within two years of the change in control, or if Mr. Hammer terminates his employment within 60 days of a material diminution in his salary or duties or the relocation of his employment within two years following a change in control of our company, then he shall be entitled to (1) a lump sum severance payment equal to one and a half times his base salary at the time of the change in control plus an amount equal to Mr. Hammer’s target bonus at the time of the change in control, and (2) health insurance coverage for Mr. Hammer and his dependents for an 18 month period. The agreement provides that, during his term of employment with us and for a period of one year following any termination of employment with us, Mr. Hammer may not participate, directly or indirectly, in any capacity whatsoever, within the United States, in a business in competition with us, other than beneficial ownership of up to one percent of the outstanding stock of a publicly held company. In addition, Mr. Hammer may not solicit our employees or customers for a period of one year following any termination of his employment with us.
      In February 2004, we entered into employment agreements with Alan G. Bunte and Louis F. Miceli. Each of these agreements has an initial term ending on March 31, 2005 and automatically extends for additional one-year terms unless either party to the agreement elects, at least 30 days prior to the expiration of a term, to terminate the agreement. The agreements with Messrs. Bunte and Miceli provide that the annual salary of each shall be subject to annual review by our chief executive officer or his designee, and also provides that each shall be eligible for an annual cash bonus with a target bonus potential equal to a percentage of the officer’s base salary. The agreements with Messrs. Bunte and Miceli each provide that these officers shall be entitled to participate in the employee benefits plans in which our other executives may participate. If we terminate the employment of either of these officers for any reason other than for cause or death, each of the agreements provide that, for a one-year period, the terminated officer will be entitled to receive his then-current base salary (either in equal bi-weekly payments or a lump sum payment, at our discretion), and we will be required to continue paying the premiums for the officer’s and his dependents’ health insurance coverage. Each agreement provides that, during his term of employment with us and for a period of one year following any termination of employment with us, the officer may not participate, directly or indirectly, in any capacity whatsoever, within the United States, in a business in competition with us, other than beneficial ownership of up to one percent of the outstanding stock of a publicly held company. In addition, neither of these officers may solicit our employees or customers for a period of one year following any termination of employment with us.
Change of Control Agreements
      We have entered into change of control agreements with all of our executive officers, other than Mr. Hammer, whose employment agreement sets forth the protections upon a change of control described above. Each of these agreements provides that if a change in control of our company occurs and the employment of any of the officers is terminated for reasons other than for cause, or if the officer terminates his employment within 60 days of a material diminution in his salary or duties or the relocation of his employment following a change in control of our company, then all stock options held by the officer shall immediately become exercisable. In addition, the change of control agreements with Messrs. Bunte and Miceli provide that if a change in control of our company occurs and the employment of either of these officers is terminated for reasons other than for cause within two years of the change in control, or if the officer terminates his employment within 60 days of a material diminution in his salary or duties or the relocation of his employment within two years following a change in control of our company, then the officer shall be entitled to (1) a lump sum severance payment equal to one and a half times the sum of the officer’s annual base salary at the time of the change in control and all bonus payments made to the officer during the one-year period preceding the date of the change in control, and (2) health insurance coverage for the officer and his dependents for an 18 month period. The change of control agreements with Messrs. West, Miiller, Prahlad and Reddy have substantially identical provisions that provide for a lump sum severance payment equal to the officer’s annual base salary at the time of the change in control and health insurance coverage for the officer and his dependents for a 12 month period.
      The change of control agreements with Messrs. Bunte and Miceli provide that, for an 18 month period following the termination of employment, the officers may not engage in, or have any interest in, or manage or operate any company or other business (whether as a director, officer, employee, partner, equity holder, consultant or otherwise) that engages in any business which then competes with any of our businesses, other than beneficial ownership of up to five percent of the outstanding voting stock of a publicly traded company. The agreements also prohibit Messrs. Bunte and Miceli from inducing any of our employees to terminate their employment with us or to become employed by any of our competitors during the 18 month period. Messrs. West, Miiller, Prahlad and Reddy are subject to substantially identical non-competition and non-solicitation provisions for a one-year period following the termination of employment.
Stock Option Grants in Last Fiscal Year
      The following table sets forth information as to options granted to the named executive officers during the year ended March 31, 2006. We have not granted any stock appreciation rights.

	Individual Grants				Potential Realizable
Value at Assumed Annual
	Number of	Percent of			Rates of Stock Price
	Securities	Total Options			Appreciation for
	Underlying	Granted to	Exercise		Option Term(2)
	Options	Employees in	Price per	Expiration
Name	Granted	Fiscal Year(1)	Share	Date	5%	10%

N. Robert Hammer		%	$		$	$
Alan G. Bunte
Louis F. Miceli
David West
Ron Miiller
Scott Mercer(3)

(1)	Based on options to purchase an aggregate of shares of common stock granted by us during the year ended March 31, 2006.

(2)	Potential realizable values are net of exercise price, but before the payment of taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of the common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

(3)	Mr. Mercer passed away in January 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values
      The following table sets forth information with respect to unexercised options held by the named executive officers as of March 31, 2006. No options were exercised by the named executive officers during the fiscal year ended March 31, 2006.

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options
	Acquired		Options at March 31, 2005		at March 31, 2005(2)
	on	Value
Name	Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

N. Robert Hammer		$			$	$
Alan G. Bunte
Louis F. Miceli
David West
Ron Miiller
Scott Mercer(3)

(1)	Based on the fair market value of our common stock on the date of exercise of the options, as determined by the board of directors, less the applicable exercise price per share, multiplied by the number of shares issued upon exercise of the option.

(2)	There was no public trading market for our common stock as of March 31, 2006. Accordingly, these values have been calculated on the basis of an assumed initial offering price of $ per share (the midpoint of the estimated price range shown on the cover page of this prospectus), less the applicable exercise price per share, multiplied by the number of shares underlying such options.

(3)	Mr. Mercer passed away in January 2006.
Employee Benefit Plans

1996 Stock Option Plan
      We have reserved a total of                      shares of common stock for issuance under the 1996 Stock Option Plan. As of December 31, 2005, options to purchase                      shares of common stock were outstanding at a weighted average exercise price of $           per share,           shares had been issued upon the exercise of outstanding options and                      shares remain available for future grants. The 1996 Stock Option Plan provides for the grant of nonqualified stock options and other types of awards to our directors, officers, employees and consultants, and is administered by our compensation committee.
      The compensation committee determines the terms of options granted under the 1996 Stock Option Plan, including the number of shares subject to the grant, exercise price, term and exercisability, and has the authority to interpret the plan and the terms of the awards thereunder. The exercise price of stock options granted under the plan must be no less than the par value of our common stock, and payment of the exercise price may be made by cash or other consideration as determined by the compensation committee. Options granted under the plan may not have a term exceeding ten years, and generally vest over a four-year period. At any time after the grant of an option, the compensation committee may, in its sole discretion, accelerate the period during which the option vests.
      Generally, no option may be transferred by its holder other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code or Title I of the Employment Retirement Income Security Act of 1974, as amended, or the rules thereunder. If an employee leaves our company or is terminated, then any options held by such employee generally may be terminated, and any unexercised portion of the employee’s options, whether or not vested, may be forfeited.
      The number of shares of common stock authorized for issuance under the 1996 Stock Option Plan may be adjusted in the event of any dividend or other distribution, recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition or all or substantially all of the assets of our company, or exchange of common stock or other securities of our company, issuance of warrants or other rights to purchase common stock of our company, or other similar corporate transaction or event. In the event of the occurrence of any of these transactions or events, our compensation committee may adjust the number and kind of authorized shares of common stock under the plan, the number and kind of shares of common stock subject to outstanding options and the exercise price with respect to any option. Additionally, if any of these transactions or events occurs or any change in applicable laws, regulations or accounting principles is enacted, the compensation committee may purchase options from holders thereof or prohibit holders from exercising options. The compensation committee may also provide that, upon the occurrence of any of these events, options will be assumed by the successor or survivor corporation or be substituted by similar options, rights or awards covering the stock of the successor or survivor corporation.
      The 1996 Stock Option Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by our board of directors or our compensation committee. However, no action of our compensation committee or our board of directors that would require stockholder approval will be effective unless stockholder approval is obtained. No amendment, suspension or termination of the plan will, without the consent of the holder of options, alter or impair any rights or obligations under any options previously granted, unless the underlying option agreement expressly so provides. No options may be granted under the plan during any period of suspension or after its termination.

2006 Long-Term Stock Incentive Plan
      Under our Long-Term Stock Incentive Plan, we may grant stock options, stock appreciation rights, shares of common stock and performance units to our employees, consultants, directors and others persons providing services to our company. The maximum number of shares of our common stock that we may award annually under the Long-Term Stock Incentive Plan is                      shares, subject to annual adjustments. In addition, the number of shares and the price at which shares of our common stock may be purchased under the Long-Term Stock Incentive Plan may be adjusted under specified circumstances, such as a stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares. The maximum number of shares of common stock relating to stock options and stock appreciation rights that any individual participant may receive under the Long-Term Stock Incentive Plan is                      during the duration of the plan, which is ten years. In the case of any grant of any other type of award under the plan that is intended to be performance-based under Internal Revenue Code rules, the maximum number of shares of common stock relating to such awards that any individual participant may receive during the duration of the Plan is                     , and if such awards are settable in cash no more than $1,000,000 may be subject to such awards granted to any person in a calendar year.
      Our compensation committee administers our Long-Term Stock Incentive Plan. The Long-Term Stock Incentive Plan essentially gives the compensation committee sole discretion and authority to select those persons to whom awards will be made, to designate the number of shares covered by each award, to establish vesting schedules and terms of each award, to specify all other terms of awards and to interpret the Long-Term Stock Incentive Plan.
      Options awarded under the Long-Term Stock Incentive Plan may be either incentive stock options or nonqualified stock options, but incentive stock options may only be awarded to our employees. Incentive stock options are intended to satisfy the requirements of Section 422 of the Internal Revenue Code. Nonqualified stock options are not intended to satisfy Section 422 of the Internal Revenue Code. Stock appreciation rights may be granted in connection with options or as free-standing awards. Exercise of an option will result in the corresponding surrender of the attached stock appreciation right. The exercise price of an option or stock appreciation right must be at least equal to the par value of a share of common stock on the date of grant, and the exercise price of an incentive stock option must be at least equal to the fair market value of a share of common stock on the date of grant. Options and stock appreciation rights will be exercisable in accordance with the terms set by the compensation committee when granted and will expire on the date determined by the compensation committee, but in no event later than the tenth anniversary of the grant date. If a stock appreciation right is issued in connection with an option, the stock appreciation right will expire when the related option expires. Special rules and limitations apply to stock options which are intended to be incentive stock options.
      Under our Long-Term Stock Incentive Plan, our compensation committee may grant common stock to participants. In the discretion of the committee, stock issued pursuant to the plan may be subject to vesting or other restrictions. Participants may receive dividends relating to their shares issued pursuant to the plan, both before and after the common stock subject to an award is earned or vested.
      The compensation committee may award participants stock units which entitle the participant to receive value, either in stock or in cash, as specified by the compensation committee, for the units at the end of a specified period, based on the satisfaction of certain other terms and conditions or at a future date, all to the extent provided under the award. A participant may be granted the right to receive dividend equivalents with respect to an award of stock units by the compensation committee. Our compensation committee establishes the number of units, the form and timing of settlement, the performance criteria or other vesting terms and other terms and conditions of the award at the time the award is made.
      Unless our compensation committee determines otherwise, in the event of a change in control of our company that is a merger or consolidation where our company is the surviving corporation (other than a merger or consolidation where a majority of the outstanding shares of our stock are converted into securities of another entity or are exchanged for other consideration), all option awards under the Long-Term Stock Incentive Plan will continue in effect and pertain and apply to the securities which a holder of the number of shares of our stock then subject to the option would have been entitled to receive. In the event of a change of control of our company where we dissolve or liquidate, or a merger or consolidation where we are not the surviving corporation or where a majority of the outstanding shares of our stock is converted into securities of another entity or are exchanged for other consideration, all option awards under the Long-Term Stock Incentive Plan will terminate, and we will either (1) arrange for any corporation succeeding to our business or assets to issue participants replacement awards on such corporation’s stock, or (2) make any outstanding options granted under the plan fully exercisable at least 20 days before the change of control becomes effective.

THE CONCURRENT PRIVATE PLACEMENT
      The sale of                      shares of our common stock at the closing of this offering to Aman Ventures, Mark Francis, K. Flynn McDonald, Greg Reyes, Reyes Family Trust, Van Wagoner Capital Partners, L.P., Van Wagoner Crossover Fund, L.P. and Marc Weiss, each an existing stockholder, will each be done in a private placement in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 pursuant to preemptive rights granted to the holders of our preferred stock (other than individuals that own Series A, B, C, D or E preferred stock) at the time that they purchased the preferred stock. Holders of preemptive rights have the right to purchase a number of shares of common stock that would enable them to maintain their proportionate ownership interest in CommVault in connection with any offering of our common stock (including this offering) or securities convertible into or exchangeable for shares of our common stock. Holders of preemptive rights granted in connection with the purchase of Series CC preferred stock could exercise those rights for less than their proportionate interest, while all other holders could exercise only for the full amount of their preemptive right. Aman Ventures, a holder of shares of our Series CC preferred stock, exercised its rights for approximately 93% of the total number of shares that it could purchase in the concurrent private placement. Holders of preemptive rights do not have the right to subscribe for more than their proportionate share of the shares being offered. No holders of preemptive rights, other than those identified above, exercised those rights in connection with this offering. By their terms, all existing rights to subscribe for shares of our common stock and securities convertible into or exchangeable for shares of our common stock in future offerings will expire at the closing of this offering. This prospectus shall not be deemed to be an offer to sell or a solicitation of an offer to buy any securities offered in the concurrent private placement.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table shows the beneficial ownership of our common stock on                     , 2006 by:

•	each person who we know beneficially owns more than 5% of our common stock;

•	our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.
      Beneficial ownership, which is determined in accordance with the rules and regulations of the Securities and Exchange Commission, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of our common stock. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options and convertible securities held by the person which are exercisable or convertible within 60 days. The percentage of our common stock beneficially owned by a person assumes that the person has exercised all options, and converted all convertible securities, the person holds which are exercisable or convertible within 60 days, and that no other persons exercised any of their options or converted any of their convertible securities. Except as otherwise indicated, the business address for each of the following persons is 2 Crescent Place, Oceanport, New Jersey 07757. Except as otherwise indicated in the footnotes to the table or in cases where community property laws apply, we believe that each person identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the person. The column entitled “Number of Shares Beneficially Owned After the Offering” assumes the conversion of all outstanding shares of our preferred stock into a total of            shares of common stock upon the closing of this offering. Percentage of beneficial ownership before the offering is based on            shares of common stock outstanding as of                 2006 (on an as-converted basis). Percentage of beneficial ownership after the offering is based on            shares of common stock outstanding after the completion of this offering and the concurrent private placement.

Percentage
		Number of		Beneficially Owned
	Number of Shares	Shares Being	Number of Shares
	Beneficially Owned	Sold in the	Beneficially Owned	Before the	After the
Name and Address of Beneficial Owner	Before the Offering	Offering	After the Offering	Offering	Offering

N. Robert Hammer(1)
Alan G. Bunte(2)
Louis F. Miceli(3)
David West(4)
Ron Miiller(5)
Anand Prahlad(6)
Suresh P. Reddy(7)
Thomas Barry(8)
Frank J. Fanzilli, Jr.(9)
Armando Geday(10)
Keith Geeslin(11)
Edward A. Johnson
F. Robert Kurimsky(12)
Daniel Pulver
Gary B. Smith(13)
David F. Walker
Putnam OTC and Emerging Growth Fund(14)
TH Lee, Putnam Investment Trust(14)

Percentage
		Number of		Beneficially Owned
	Number of Shares	Shares Being	Number of Shares
	Beneficially Owned	Sold in the	Beneficially Owned	Before the	After the
Name and Address of Beneficial Owner	Before the Offering	Offering	After the Offering	Offering	Offering

Putnam Discovery Growth Fund(14)
Putnam World Trust II — Putnam Emerging Information Sciences Fund(14)
DLJ Capital Corporation(15)
DLJ ESC II, L.P.(15)
DLJ First ESC, L.P.(15)
DLJ International Partners, C.V.(15)
DLJMB Funding, Inc.(15)
DLJ Merchant Banking Partners, L.P.(15)
DLJ Offshore Partners, C.V.(15)
Sprout IX Plan Investors, L.P.(15)
Sprout Capital VII, L.P.(15)
Sprout Capital IX, L.P.(15)
Sprout CEO Fund, L.P.(15)
Sprout Entrepreneurs’ Fund, L.P.(15)
Sprout Growth II, L.P.(15)
All directors and named executive officers as a group(16)

*	Less than 1%.

(1)	Includes options to acquire shares of common stock which are exercisable within 60 days of , 2006.

(2)	Includes options to acquire shares of common stock which are exercisable within 60 days of , 2006.

(3)	Includes options to acquire shares of common stock which are exercisable within 60 days of , 2006.

(4)	Includes options to acquire shares of common stock which are exercisable within 60 days of , 2006.

(5)	Includes options to acquire shares of common stock which are exercisable within 60 days of , 2006.

(6)	Includes options to acquire shares of common stock which are exercisable within 60 days of , 2006.

(7)	Includes options to acquire shares of common stock which are exercisable within 60 days of , 2006.

(8)	Includes options to acquire shares of common stock which are exercisable within 60 days of , 2006.

(9)	Includes options to acquire shares of common stock which are exercisable within 60 days of , 2006.

(10)	Includes options to acquire shares of common stock which are exercisable within 60 days of , 2006.

(11)	Includes options to acquire shares of common stock which are exercisable within 60 days of , 2006.

(12)	Includes options to acquire shares of common stock which are exercisable within 60 days of , 2006.

(13)	Includes options to acquire shares of common stock which are exercisable within 60 days of , 2006.

(14)	These entities are affiliates of Putnam Investment Management, LLC, Two Liberty Square, Boston, Massachusetts 02109.

(15)	These entities are affiliates of Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010-3629. of these shares are subject to a voting trust agreement. The trustee of the voting trust is and its address is . See “Description of Capital Stock — Voting Trust Agreement” for more information regarding this agreement.

(16)	Includes options to acquire shares of common stock which are exercisable within 60 days of , 2006.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      In September 2003, we issued 4,790,802 shares of Series CC preferred stock to various purchasers as part of a private placement of our stock. DLJ Capital Corporation, Sprout Capital IX, L.P., Sprout Entrepreneurs’ Fund L.P. and Sprout IX Plan Investors, L.P., each of which is an affiliate of Credit Suisse Securities (USA) LLC, participated in the private placement, purchasing approximately 1.9 million shares of Series CC preferred stock for an aggregate purchase price of approximately $5.9 million. These stockholders, together with other affiliates of Credit Suisse Securities (USA) LLC, beneficially own approximately      % of our common stock on an as-converted basis.
      Putnam OTC and Emerging Growth Fund, Putnam World Trust II - Putnam Emerging Information Sciences Fund, TH Lee, Putnam Investment Trust and Putnam Discovery Growth Fund, each an affiliate of Putnam Investment Management, LLC, also participated in the September 2003 private placement of our Series CC preferred stock. These Putnam affiliates purchased approximately 800,000 shares for an aggregate purchase price of approximately $2.5 million. These stockholders beneficially own approximately      % of our common stock on an as-converted basis.
      Holders of our Series A, B, C, D and E preferred stock will receive $           million of the net proceeds to us from the offering, the concurrent private placement and borrowings under our new term loan in satisfaction of amounts due upon the conversion of the preferred stock (including accrued dividends, and assuming the offering is completed on                     , 2006).

•	Affiliates of Credit Suisse Securities (USA) LLC will receive approximately $ million in cash upon the completion of the offering.

•	Thomas Barry, one of our directors, holds directly 10,166 shares of our Series B preferred stock, which will be converted into shares of our common stock and the right to receive approximately $ million in cash upon the completion of the offering.

•	Edward A. Johnson, one of our directors, is currently a managing director of Credit Suisse Securities (USA) LLC and a partner at DLJ Merchant Banking, the corporate leveraged buyout arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. DLJ Merchant Banking funds hold 3,044,000 shares of our Series A, B, C, D and E preferred stock, which will be converted into shares of our common stock and the right to receive $ million in cash upon the completion of the offering. Mr. Johnson will resign his position as a director of our company immediately prior to the completion of the offering.

•	Frank J. Fanzilli, Jr., one of our directors, formerly served in several capacities at Credit Suisse Securities (USA) LLC. Affiliates of Credit Suisse Securities (USA) LLC hold 3,044,000 shares of our Series A, B, C, D and E preferred stock, which will be converted into shares of our common stock and the right to receive $ million in cash upon the completion of the offering.

•	Keith Geeslin, one of our directors, was formerly a managing partner of the Sprout Group, the venture capital arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. The Sprout Group, together with its affiliates, holds 3,044,000 shares of our Series A, B, C, D and E preferred stock, which will be converted into shares of our common stock and the right to receive $ million in cash upon the completion of the offering.

•	Daniel Pulver, one of our directors, was formerly a director of Credit Suisse Securities (USA) LLC and a principal at DLJ Merchant Banking, the corporate leveraged buyout arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. DLJ Merchant Banking funds hold 3,044,000 shares of our Series A, B, C, D and E preferred stock, which will be converted into shares of our common stock and the right to receive $ million in cash upon the completion of the offering.

•	N. Robert Hammer, our chairman, president and chief executive officer, was a partner of the Sprout Group until November 2003. The Sprout Group, together with its affiliates, holds

3,044,000 shares of our Series A, B, C, D and E preferred stock, which will be converted into shares of our common stock and the right to receive $ million in cash upon the completion of the offering. Mr. Hammer also holds directly 3,333 shares of our Series B preferred stock and beneficially owns 47,204 shares of our Series D preferred stock, which will collectively be converted into shares of our common stock and the right to receive $ million in cash upon the completion of the offering.

•	Louis F. Miceli, our vice president and chief financial officer, purchased and holds 1,667 shares of our Series B preferred stock as a direct investment, which will be converted into shares of our common stock and the right to receive approximately $ million in cash upon the completion of the offering.

•	Messrs. Barry, Fanzilli, Geeslin, Pulver, Hammer and Bunte also own limited partnership interests in certain investment funds associated with the Sprout Group and DLJ Merchant Banking, which investment funds collectively own shares of our common stock and preferred stock which will be converted into the right to receive shares of our common stock and $ million in cash upon completion of the offering. The ownership interests of Messrs. Barry, Fanzilli, Greeslin, Pulver, Hammer and Bunte in these funds in the aggregate is less than 10% of the total membership interests in these funds.

      In addition, we have entered into agreements to indemnify our directors and some of our officers in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements will, among other things, indemnify our directors and some of our officers for specified expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of our company, as a director or officer of any of our subsidiaries or as a director or officer of any other company or enterprise that the person provides services to at our request.

DESCRIPTION OF CAPITAL STOCK
      Upon the closing of this offering, we will be authorized to issue                      shares of common stock, par value $0.01 per share, and                      shares of undesignated preferred stock. The following is a summary description of the material terms of our capital stock. Our bylaws and our amended and restated certificate of incorporation, to be effective after the closing of this offering, provide further information about our capital stock.
Common Stock
      As of                     , 2006, there were                      shares of common stock outstanding on an as-converted basis held by approximately           stockholders of record. After giving effect to the sale to the public of the shares of common stock offered in this prospectus and the concurrent private placement, there will be                      shares of common stock outstanding.
      The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders, including elections of directors. No holder of common stock may cumulate votes in voting for our directors. Subject to the rights of any holders of any outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, that the board of directors may from time to time declare out of funds legally available. See the discussion under the heading “Dividend Policy” for more information regarding our dividend policy. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding.
      The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in connection with this offering will be fully paid and nonassessable.
      The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.
Preferred Stock
      The board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series. The issuance of preferred stock may delay, impede or prevent the completion of a merger, tender offer or other takeover attempt of our company without further action of our stockholders, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders may receive a premium for their stock over its then current market price. At present, we have no plans to issue any preferred stock following this offering.
Warrant
      In December 2003, we issued a warrant to purchase                      shares of common stock at $           per share to Dell Ventures, L.P. in connection with our entering into a software license agreement with Dell. The software license agreement is cancelable by Dell without cause at any time. The number of warrant shares and exercise price are subject to customary antidilution adjustments upon the occurrence of certain events. The warrant is exercisable at any time and expires on June 19, 2006.
Voting Trust Agreement
      Upon completion of the offering, Credit Suisse Securities (USA) LLC and certain of its affiliates will enter into a voting trust agreement with Wells Fargo Bank, N.A., an independent trustee, pursuant to which            million shares of our common stock, representing approximately      % of our common stock

then outstanding, will be deposited into a voting trust and will thereafter be voted by the voting trustee in accordance with the voting trust agreement. Subject to specified exceptions, the voting trust agreement also requires Credit Suisse Securities (USA) LLC and its affiliates to deliver to the trustee, and make subject to the voting trust agreement, any shares of our common stock owned by it or its affiliates that would cause the aggregate shares of our common stock held by them to exceed 5% of our common stock then outstanding. Credit Suisse Securities (USA) LLC and certain of its affiliates will enter into the voting trust agreement so that Credit Suisse Securities (USA) LLC and its affiliates will not have voting control of CommVault for purposes of the federal securities laws.
      The voting trust agreement requires that the voting trustee cause the shares subject to the voting trust to be represented at all stockholder meetings for purposes of determining a quorum, but the trustee is not required to vote the shares on any matter and any determination whether to vote the shares is required by the voting trust agreement to be made by the trustee without consultation with Credit Suisse Securities (USA) LLC and its affiliates. If, however, the trustee votes the trust shares on any matter subject to a stockholder vote, including proposals involving the election of directors, change of control and other significant corporate transactions, the shares will be voted in the same proportion as votes cast “for” or “against” those proposals by our other stockholders.
      The affiliates of Credit Suisse Securities (USA) LLC that will become party to the voting trust agreement are also party to agreements with our company that entitle them to specified rights relating to the registration of their shares for public resale. See “— Registration Rights” for more information regarding these registration rights. Holders of the shares of our common stock subject to the voting trust agreement will retain their registration rights and their rights to sell the shares of our common stock that are subject to the voting trust agreement. The holders will also retain the right to receive any dividends or distributions that we may pay on our common stock. In order for a holder to remove trust shares from the voting trust, the transfer must be deemed an “eligible transfer” under the agreement, or the removal must be in connection with a tender offer to purchase all of the outstanding shares of our common stock. Generally, an eligible transfer under the voting trust agreement is a transfer of trust shares that would not (i) cause the aggregate number of shares of our common stock held by Credit Suisse Securities (USA) LLC and its affiliates to exceed 5% of our common stock then outstanding or (ii) cause the entity receiving the shares to be an affiliate of the company within the meaning of Rule 144 of the Securities Act. The voting trust agreement will also permit the parties to the agreement to make distributions-in-kind of shares of our common stock subject to the voting trust agreement upon the satisfaction of specified requirements. The voting trust agreement will terminate upon:

•	the tenth anniversary of the agreement;

•	the written election of Credit Suisse First Boston Private Equity, Inc., an affiliate of Credit Suisse Securities (USA) LLC, Credit Suisse Securities (USA) LLC or the holders of the majority of the shares of common stock subject to the voting trust agreement and the satisfaction of specified requirements; or

•	the transfer of all of the shares of common stock subject to the voting trust agreement in a matter permitted thereunder.
      The voting trust agreement provides Credit Suisse First Boston Private Equity, Inc., Credit Suisse Securities (USA) LLC and the holders of a majority of the shares of common stock subject to the voting trust agreement with the right to terminate the voting trust agreement subject to the satisfaction of specified requirements, including that, immediately after giving effect to such termination, Credit Suisse First Boston Private Equity, Inc. and its affiliates will not be affiliates of CommVault within the meaning of Rule 144 of the Securities Act. The right to terminate the voting trust agreement facilitates its termination at a time prior to the tenth anniversary of the agreement if appropriate under the circumstances.

Registration Rights
      We have entered into registration rights agreements that provide some of our stockholders both demand registration rights and piggyback registration rights. We refer to shares of our common stock that are subject to registration rights agreements as “registrable securities.”
      Demand Registration Rights. The holders of                     registrable securities have rights, at their request, to have their shares registered for resale under the Securities Act. Four groups of holders of registrable securities may demand the registration of their shares on up to two occasions for each group. No demand registration rights may be exercised for 180 days after the date of this prospectus.
      Registration on Form S-3. In addition to the demand registrations discussed above, holders of registrable securities may require that we register their shares for public resale on Form S-3 or similar short-form registration provided the value of the securities to be registered is at least $1,000,000 and our company is Form S-3 eligible. These rights cannot be exercised in the 12-month period after the date of this prospectus, or more than once in any 12-month period with respect to shares held by certain holders of registrable securities.
      Piggyback Registration Rights. The holders of                     registrable securities have rights to have their shares registered for resale under the Securities Act if we register any of our securities, either for our own account or for the account of other stockholders, subject to the right of underwriters to limit the number of shares included in an underwritten offering.
      All holders with registrable securities have agreed not to exercise their demand registration rights until 180 days following the date of this prospectus without the consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. However, if the reported last sale price of our common stock on The NASDAQ National Market is at least 50% greater than the offering price per share for 20 of the 30 trading days ending on the last trading day before the 100th day after the date of this prospectus, then on the 101st day after the date of this prospectus holders with registerable securities could exercise their demand registration rights with respect to 20% of the registrable securities that they own that are subject to the 180-day restriction. We will bear one-half of all reasonable expenses of any demand registration, piggyback registration or registration on Form S-3 by our Series AA holders, including all registration fees and the fees and expenses of the holder’s counsel, but not including underwriting discounts, selling commissions and stock transfer taxes relating to the registrable securities. We will bear all reasonable expenses of any piggyback registration by our Series BB holders, including all registration fees, but not including the fees and expenses of the holder’s counsel or underwriting discounts, selling commissions and stock transfer taxes relating to the registrable securities. We will bear all reasonable expenses of any demand registration, piggyback registration or registration on Form S-3 by our Series CC holders, but not including the fees and expenses of the holder’s counsel or underwriting discounts, selling commission and stock transfer taxes relating to the registrable securities.
Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Board of Directors
      Our certificate of incorporation and bylaws to be effective on the closing of this offering provide:

•	that the board of directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

•	that directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3 % of the shares of our capital stock entitled to vote; and

•	that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.
      These provisions could make it more difficult for a third party to acquire us or discourage a third party from acquiring us.

Stockholder Actions and Special Meetings
      Our certificate of incorporation and bylaws also provide that:

•	any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

•	special meetings of the stockholders may only be called by the chairman of the board of directors, our chief executive officer, or by the board of directors.
      Our bylaws provide that in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay stockholder actions which are favored by the holders of a majority of our outstanding voting securities until the next stockholders meeting. These provisions may also discourage another person or entity from making a tender offer for our common stock because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting and not by written consent.

Board Consideration of Change of Control Transactions
      Our certificate of incorporation empowers our board of directors, when considering a tender offer or merger or acquisition proposal, to take into account, in addition to potential economic benefits to stockholders, factors such as:

•	a comparison of the proposed consideration to be received by stockholders in relation to the then current market price of our capital stock; and

•	the impact of the transaction on our employees, suppliers and customers and its effect on the communities in which we operate.

Amendment
      Delaware law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the shares of our capital stock entitled to vote to amend or repeal any of the foregoing provisions of our certificate of incorporation. Our bylaws may be amended or repealed by a majority vote of the board of directors or the holders of at least 66 2/3 % of the shares of our capital stock issued and outstanding and entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

Preferred Stock
      The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.
      These and other provisions may deter hostile takeovers or delay changes in control or management of our company.
Delaware Business Combination Statute
      Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.
      Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.
      Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board because the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.
Transfer Agent and Registrar
      The transfer agent and registrar for the common stock is Registrar and Transfer Company in Cranford, New Jersey.
NASDAQ National Market Listing
      We have applied to have our common stock approved for listing on The NASDAQ National Market under the symbol “CVLT.”

SHARES ELIGIBLE FOR FUTURE SALE
      Before this offering, there has not been any public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of equity securities.
      Upon completion of this offering and the concurrent private placement, we will have a total of                      shares of common stock outstanding, assuming no outstanding options or warrants are exercised after                     , 2006. Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be held or acquired by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                      shares of common stock outstanding will be deemed “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144, 144(k) and 701 promulgated under the Securities Act, summarized below.
      Under the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

Maximum Number
of Shares	Date

After the date of this prospectus
After 90 days from the date of this prospectus (subject, in some cases, to volume limitations and contractual vesting schedules)
After 100 days from the date of this prospectus (subject, in some cases, to volume limitations and contractual vesting schedules and subject to the conditions for early release from the lock-up agreements described below)
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations and contractual vesting schedules)
      In addition, as of                     , 2006, options to purchase a total of                      shares of common stock are outstanding, of which                     are vested and will be exercisable concurrent with this offering (without regard to the lock-up period described below), and                      shares of common stock will be issuable upon the exercise of the outstanding Dell warrant. See “Description of Capital Stock — Warrant” for more information regarding the Dell warrant.
Lock-up Agreements
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus, except for:

•	grants of employee stock options pursuant to our stock option plan or long term incentive plan;

•	issuances of common stock pursuant to the exercise of such options;

•	the delivery of common stock to holders of our Series A, B, C, D, E, AA, BB or CC preferred stock upon the conversion of the preferred stock into common stock; and

•	the delivery of common stock in effectuation of the reverse stock split.

      Further, in the event that (1) during the last 17 days of the 180-day “lock-up” period we release earnings results or (2) prior to the expiration of the 180-day “lock-up” period we announce that we will release earnings results during the 16-day period beginning on the last day of such “lock-up” period, then in either case such “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results, unless Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. waive, in writing, such extension.
      Our officers and directors and substantially all of our stockholders have agreed that they will not:

•	offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into a transaction which would have the same effect;

•	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement;
without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus.
      However, if the reported last sale price of our common stock on The NASDAQ National Market is at least 50% greater than the offering price per share for 20 of the 30 trading days ending on the last trading day before the 100th day after the date of this prospectus, then 20% of the shares of our common stock owned by the officers, directors and stockholders described above that are subject to the 180-day restrictions described above, or                      shares, will be released from these restrictions. Further, in the event that (1) during the last 17 days of either the initial 100-day “lock-up” period or the full 180-day “lock-up” period we release earnings results or (2) prior to the expiration of either the initial 100-day “lock-up” period or the full 180-day “lock-up” period we announce that we will release earnings results during the 16-day period beginning on the last day of each “lock-up” period, then in either case the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results, unless Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. waive, in writing, the extension. The foregoing “lock-up” provisions applicable to our officers, directors and substantially all of our stockholders do not prohibit the exercise of options held by them or the conversion of any shares of our Series A, B, C, D, E, AA, BB or CC preferred stock held by them into our common stock.
      Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.
Rule 144
      In general, under Rule 144 as currently in effect, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding (approximately shares immediately after this offering); or

•	the average weekly trading volume of our common stock on The NASDAQ National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

      Sales under Rule 144 are also subject to specified manner of sale provisions and notice requirements and to the availability of specified public information about our company.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate of us, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
      Shares of our common stock issued in reliance on Rule 701, such as those shares acquired upon exercise of options granted under our stock plans or other compensatory arrangement, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding requirement.
Options
      Shortly after the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register for resale all shares of common stock issued or issuable under our 1996 Stock Option Plan and our 2006 Long-Term Stock Incentive Plan and not otherwise freely transferable. Accordingly, shares covered by that registration statement will be eligible for sale in the public markets, unless those options are subject to vesting restrictions.
Registration Rights
      Following this offering and, in some cases, the expiration of the lock-up period described above, certain holders of shares of our outstanding common stock will have demand registration rights with respect to their shares of common stock that will enable them to require us to register their shares of common stock under the Securities Act, and they will also have rights to participate in any of our future registrations of securities by us. See “Description of Capital Stock — Registration Rights” for more information regarding these registration rights.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS
      This discussion describes the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a non-U.S. holder. When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that, for U.S. federal income tax purposes, is other than:

•	a citizen or resident of the United States;

•	a corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
      If a partnership (including for this purpose any other entity, either organized within or without the United States, treated as a partnership for U.S. federal income tax purposes) holds the shares, the tax treatment of a partner as a beneficial owner of the shares generally will depend upon the status of the partner and the activities of the partnership. Foreign partnerships also generally are subject to special U.S. tax documentation requirements.
      This discussion does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction, nor does it discuss special tax provisions which may apply to you if you relinquished United States citizenship or residence. This section is based on the tax laws of the United States, including the Internal Revenue Code, existing and proposed regulations and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This discussion is limited to non-U.S. holders who hold shares of common stock as capital assets. If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.
      You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.
Dividends
      We currently do not intend to pay dividends with respect to our common stock. However, if we were to pay dividends with respect to our common stock, dividends paid to a non-U.S. holder, except as described below, would be subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate (and the holder has furnished to us a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments).
      If dividends paid to a non-U.S. holder are “effectively connected” with such holder’s conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that the non-U.S. holder maintains in the United States, we generally are not required to withhold tax from the dividends, provided that the non-U.S. holder has furnished to us a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to this exemption from withholding. Instead, “effectively connected” dividends are taxed at rates applicable to United States persons. If a non-U.S. holder is a corporation, “effectively connected” dividends that it receives may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate.
      You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.
      If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
Gain on Disposition of Common Stock
      Non-U.S. holders generally will not be subject to United States federal income tax on gain that they recognize on a disposition of our common stock unless:

•	the holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with the holder’s conduct of a trade or business within the United States and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the holder (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	the holder is subject to the Internal Revenue Code provisions applicable to certain U.S. expatriates; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and, assuming that our common stock is deemed to be “regularly traded on an established securities market,” the holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock. We have not been, are not and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes.
      Special rules may apply to certain non-U.S. holders, such as “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
Federal Estate Taxes
      If our common stock is held by a non-U.S. holder at the time of death, such stock will be included in the holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting
      A non-U.S. holder generally will be exempt from backup withholding and information reporting with respect to dividend payments and the payment of the proceeds from the sale of our common stock effected at a United States office of a broker, as long as:

•	the income associated with such payments is otherwise exempt from U.S. federal income tax;

•	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person; and

•	you have furnished to the payor or broker a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations (or you otherwise establish an exemption).
      Payment of the proceeds from the sale of our common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations, unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person.
      In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified period; or

•	a foreign partnership, if at any time during its tax year one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the documentation requirements described above are met or a non-U.S. holder otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the holder is a United States person. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the holder is a U.S. person.
      A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its income tax liability by filing an appropriate refund claim with the Internal Revenue Service.
      In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on Internal Revenue Service Form 1042-S the entire amount of any distribution and the tax withheld, regardless of whether withholding was required. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2006, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
C.E. Unterberg, Towbin, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets Corporation
Thomas Weisel Partners LLC

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
      The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.
      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$
      The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.
      Affiliates of Credit Suisse Securities (USA) LLC own 10% or more of our common stock and 10% or more of the aggregate of all classes of our preferred stock and, upon consummation of the offering and related transactions, will own 10% or more of our common stock. The Company will also pay to affiliates of Credit Suisse Securities (USA) LLC $           million from the proceeds of this offering, the concurrent private placement and borrowings under our new term loan (or      % of the total proceeds) in satisfaction of the amounts due to the affiliates upon the conversion into common stock of their holdings of our

Series A, B, C, D and E preferred stock (including accrued dividends, and assuming the offering is completed on                2006). Thus, the underwriters may be deemed to have a “conflict of interest” under the applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter,” as defined by the National Association of Securities Dealers, Inc. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. has received $10,000 from us as compensation for such role.
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except for:

•	issuances of common stock pursuant to the exercise of warrants or options outstanding on the date of this prospectus;

•	grants of employee stock options pursuant to our stock option plan or long term incentive plan;

•	issuances of common stock pursuant to the exercise of such options;

•	the delivery of common stock to holders of our Series A, B, C, D, E, AA, BB or CC preferred stock upon the conversion of such preferred stock into common stock; and

•	the delivery of common stock in effectuation of the reverse stock split.
      Further, in the event that (1) during the last 17 days of the 180-day “lock-up” period we release earnings results or (2) prior to the expiration of the 180-day “lock-up” period we announce that we will release earnings results during the 16-day period beginning on the last day of such “lock-up” period, then in either case such “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results, unless the representatives waive, in writing, such extension.
      Our officers, directors and substantially all of our stockholders have agreed that they will not:

•	offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or enter into a transaction that would have the same effect;

•	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement;
without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus.
      However, if the reported last sale price of our common stock on The NASDAQ National Market is at least 50% greater than the offering price per share for 20 of the 30 trading days ending on the last trading day before the 100th day after the date of this prospectus, then 20% of the shares of our common stock owned by the officers, directors and stockholders described above that are subject to the 180-day restrictions described above, or                      shares, will be released from these restrictions. Further, in the event that (1) during the last 17 days of either the initial 100-day “lock-up” period or the full 180-day

“lock-up” period we release earnings results or (2) prior to the expiration of either the initial 100-day “lock-up” period or the full 180-day “lock-up” period we announce that we will release earnings results during the 16-day period beginning on the last day of each “lock-up” period, then in either case the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results, unless the representatives waive, in writing, the extension. The foregoing “lock-up” provisions applicable to our officers, directors and substantially all of our stockholders do not prohibit the exercise of options held by them or the conversion of any shares of our Series A, B, C, D, E, AA, BB or CC preferred stock held by them into our common stock.
      Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.
      We and the selling stockholders have agreed to indemnify the underwriters and Goldman, Sachs & Co. in its capacity as qualified independent underwriter against liabilities under the Securities Act, or contribute to payments that the underwriters or Goldman, Sachs & Co. in its capacity as qualified independent underwriter may be required to make in that respect.
      We have applied to list the shares of common stock on The NASDAQ National Market.
      Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees and expenses. In addition, we have the following relationships with certain of the underwriters and their affiliates:

•	Affiliates of Credit Suisse Securities (USA) LLC own approximately % of our common stock as of , 2006 (calculated without giving effect to this offering or the conversion of any shares of preferred stock into common stock), 98.1% of our Series A preferred stock, 89.8% of our Series B preferred stock, 100% of our Series C preferred stock, 80.9% of our Series D Preferred Stock, 100% of our Series E preferred stock, 13.4% of our Series AA preferred stock, 30.0% of our Series BB preferred stock and 15.4% of our Series CC preferred stock, and, upon completion of the offering and related transactions, will own approximately % of our common stock. See “Principal and Selling Stockholders.” Concurrently with the completion of the offering, affiliates of Credit Suisse Securities (USA) LLC will deposit all shares of our common stock held by them that exceed 5.0% of our then outstanding common stock into a voting trust under which the shares will be voted by an independent trustee. See “Principal and Selling Stockholders” and “Description of Capital Stock — Voting Trust Agreement” for more information regarding the voting trust agreement.

•	Mr. Thomas Barry, one of our directors, is a limited partner in an investment fund associated with DLJ Merchant Banking, the corporate leveraged buyout arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. See “Management” and “Certain Relationships and Related Party Transactions” for more information regarding Mr. Barry.

•	Mr. Edward A. Johnson, one of our directors, also serves as a managing director of Credit Suisse Securities (USA) LLC and a partner at DLJ Merchant Banking, the corporate leveraged buyout arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. Mr. Johnson will resign his position as a director of our company immediately prior to the completion of the offering. See “Management” and “Certain Relationships and Related Party Transactions” for more information regarding Mr. Johnson.

•	Mr. Frank J. Fanzilli, Jr., one of our directors, formerly served in several capacities at Credit Suisse Securities (USA) LLC. Currently, Mr. Fanzilli is a limited partner in an investment fund associated with the Sprout Group, the venture capital arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. See “Management” and “Certain Relationships and Related Party Transactions” for more information regarding Mr. Fanzilli.

•	Mr. Keith Geeslin, one of our directors, formerly served in several capacities at various affiliates of Credit Suisse Securities (USA) LLC, including as a managing partner of the Sprout Group, the venture capital arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. Currently, Mr. Geeslin is a limited partner in certain investment funds associated with DLJ Merchant Banking, the corporate leveraged buyout arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC, and the Sprout Group. See “Management” and “Certain Relationships and Related Party Transactions” for more information regarding Mr. Geeslin.

•	Mr. Daniel Pulver, one of our directors, formerly served as a director of Credit Suisse Securities (USA) LLC and a principal at DLJ Merchant Banking, the corporate leveraged buyout arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. Currently, Mr. Pulver is a limited partner in an investment fund associated with DLJ Merchant Banking. See “Management” and “Certain Relationships and Related Party Transactions” for more information regarding Mr. Pulver.

•	Mr. N. Robert Hammer, our chairman, chief executive officer and president, formerly served in several capacities at various affiliates of Credit Suisse Securities (USA) LLC, including as a venture partner of the Sprout Group, the venture capital arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. Currently, Mr. Hammer is a limited partner in certain investment funds associated with the Sprout Group. See “Management” and “Certain Relationships and Related Party Transactions” for more information regarding Mr. Hammer.

•	Mr. Alan G. Bunte, our executive vice president and chief operating officer, is a limited partner in an investment fund associated with the Sprout Group, the venture capital arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. See “Management” and “Certain Relationships and Related Party Transactions” for more information regarding Mr. Bunte.

•	An affiliate of RBC Capital Markets Corporation owns approximately 2.2% of our Series BB preferred Stock and 0.095% of our Series CC preferred stock, and upon completion of the offering and related transactions will own approximately % of our common stock.

•	Affiliates and related parties of C.E. Unterberg, Towbin, LLC own approximately 5.0% of our Series CC preferred stock, and upon completion of the offering and related transactions will own approximately % of our common stock.

•	Affiliates of Credit Suisse Securities (USA) LLC will receive $ million of the net proceeds to us from the offering, the concurrent private placement and borrowings under our new term loan in satisfaction of amounts due upon the conversion of their holdings of our Series A, B, C, D and E preferred stock (including accrued dividends, and assuming the offering is completed on 2006). See “Certain Relationships and Related Party Transactions” for more information regarding these payments.

      The decision of Credit Suisse Securities (USA) LLC, C.E. Unterberg, Towbin, LLC and RBC Capital Markets Corporation to distribute our common stock was not influenced by their affiliates who own shares of our common stock and preferred stock, and those affiliates had no involvement in determining whether or when to distribute the common stock under this offering or the terms of this offering. Credit Suisse Securities (USA) LLC, C.E. Unterberg, Towbin, LLC and RBC Capital Markets Corporation will not receive any benefit from this offering other than as described in this prospectus. See “Risk Factors – Risks Related to the Offering – Credit Suisse Securities (USA) LLC, an underwriter in this offering, has an interest in the successful completion of this offering beyond the discounts and commissions it will receive.”
      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by a negotiation between us, the underwriters and Goldman, Sachs & Co. in its capacity as qualified independent underwriter and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.
      We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.
      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.
      Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (“FSMA”), as amended, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by our Company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (“FSA”);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to our Company; and

(c) it has complied with, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by our Company of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
      The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
      Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
      The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
      Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our shares. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of our shares otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.
      Each underwriter has agreed that the shares are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the shares, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.
      Our shares may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, the prospectus and in any other documents or advertisements in which a forthcoming offering of our shares is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our shares, and this prospectus or any other offering material relating to our shares may not be considered an offer or the prospect of an offer to sell or exchange our shares.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
LEGAL MATTERS
      Certain legal matters in connection with the sale of the shares of common stock offered hereby will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at March 31, 2005 and March 31, 2004, and for each of the three years in the period ended March 31, 2005, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any agreement or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
      You may read and copy the registration statement, and the exhibits and schedules to the registration statement, at the public reference room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information regarding the public reference room. You may also obtain copies of all or part of the registration statement by mail from the Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.
      The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information about issuers, including CommVault, that file electronically with the Commission. The address of that site is http://www.sec.gov.
      Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the Securities and Exchange Commission.

CommVault Systems, Inc.
Consolidated Financial Statements
Years ended March 31, 2005, 2004, 2003 and
Nine months ended December 31, 2004 (unaudited) and 2005 (unaudited)
Index to Consolidated Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2004 and 2005 and December 31, 2005 (unaudited)	F-3
Consolidated Statements of Operations for the years ended March 31, 2003, 2004 and 2005 and the nine months ended December 31, 2004 (unaudited) and 2005 (unaudited)	F-4
Consolidated Statements of Stockholders’ Deficit for the years ended March 31, 2003, 2004 and 2005 and the nine months ended December 31, 2005 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended March 31, 2003, 2004 and 2005 and the nine months ended December 31, 2004 (unaudited) and 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Schedule II — Valuation and Qualifying Accounts	F-28

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
CommVault Systems, Inc.
      We have audited the accompanying consolidated balance sheets of CommVault Systems, Inc. and subsidiaries as of March 31, 2005 and 2004 and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended March 31, 2005. Our audits also include the financial statement schedule listed in the Index at page F-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CommVault Systems, Inc. and subsidiaries at March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
MetroPark, New Jersey
March 14, 2006

CommVault Systems, Inc.
Consolidated Balance Sheets
(In thousands, except per share data)

	March 31,			Pro Forma
			December 31,	December 31,
	2004	2005	2005	2005

			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$22,958	$24,795	$43,256	$
Trade accounts receivable, less allowance for doubtful accounts of $686 and $602 at March 31, 2004 and 2005, respectively, and $603 at December 31, 2005	15,546	18,305	17,185
Prepaid expenses and other current assets	1,397	1,986	1,279

Total current assets	39,901	45,086	61,720
Property and equipment, net	1,656	2,085	2,662
Other assets	222	342	372

Total assets	$41,779	$47,513	$64,754	$

Liabilities, cumulative redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$2,815	$1,755	$1,556	$
Accrued liabilities	7,833	10,451	12,373
Term loan	199	166	17
Deferred revenue	15,890	19,273	26,126

Total current liabilities	26,737	31,645	40,072
Deferred revenue, less current portion	2,939	3,281	2,868
Term loan, less current portion	167	—	—
Other liabilities	—	90	14
Commitments and contingencies
Cumulative redeemable convertible preferred stock:
Series A through E, at liquidation value	87,846	93,507	97,773
Stockholders’ deficit:
Convertible preferred stock, $.01 par value: 5,000 shares Series AA authorized, 4,362 issued and outstanding; 5,000 shares Series BB authorized, 2,758 issued and outstanding; 12,150 shares Series CC authorized, 12,132 issued and outstanding; liquidation value $96,339 at December 31, 2005	94,352	94,352	94,352
Common stock, $.01 par value, 120,850 shares authorized, 37,559, 37,617 and 37,650 shares issued and outstanding at March 31, 2004, March 31, 2005, and at December 31, 2005, respectively; shares issued and outstanding pro forma at December 31, 2005 (unaudited)	376	377	377
Deferred compensation	(82)	(61)	(859)
Accumulated deficit	(170,877)	(175,904)	(170,140)
Accumulated other comprehensive income	321	226	297

Total stockholders’ deficit	(75,910)	(81,010)	(75,973)

	$41,779	$47,513	$64,754	$

See accompanying notes.

CommVault Systems, Inc.
Consolidated Statements of Operations
(In thousands, except per share data)

					Nine Months Ended
	Year Ended March 31,				December 31,

	2003	2004	2005		2004	2005

					(Unaudited)	(Unaudited)
Revenues:
Software	$29,485	$39,474		$49,598	$35,317		$47,335
Services	14,840	21,772		33,031	23,702		33,351
Hardware, supplies and other	94	—		—	—		—

Total revenues	44,419	61,246		82,629	59,019		80,686
Cost of revenues:
Software	932	1,168		1,497	1,172		1,316
Services	6,095	8,049		9,975	7,328		9,278
Hardware, supplies and other	72	—		—	—		—

Total cost of revenues	7,099	9,217		11,472	8,500		10,594

Gross margin	37,320	52,029		71,157	50,519		70,092
Operating expenses:
Sales and marketing	29,842	37,592		43,248	31,475		37,185
Research and development	16,153	16,214		17,239	12,596		13,945
General and administrative	6,332	8,599		8,955	6,739		8,895
Depreciation and amortization	1,752	1,396		1,390	999		1,153

Income (loss) from operations	(16,759)	(11,772)		325	(1,290)		8,914
Interest expense	—	(60)		(14)	(12)		(7)
Interest income	297	134		346	218		812

Income (loss) before income taxes	(16,462)	(11,698)		657	(1,084)		9,719
Income tax (expense) benefit	52	—		(174)	(64)		(636)

Net income (loss)	(16,410)	(11,698)		483	(1,148)		9,083
Less: accretion of preferred stock dividends	(5,661)	(5,676)		(5,661)	(4,265)		(4,265)

Net income (loss) attributable to common stockholders	$(22,071)	$(17,374)		$(5,178)	$(5,413)		$4,818

Net income (loss) attributable to common stockholders per share:
Basic	$(0.60)	$(0.47)		$(0.14)	$(0.14)		$0.08

Diluted	$(0.60)	$(0.47)		$(0.14)	$(0.14)		$0.08

Weighted average shares used in computing per share amounts:
Basic	36,741	37,201		37,424	37,363		37,628

Diluted	36,741	37,201		37,424	37,363		38,373

Unaudited pro forma net income (loss) attributable to common stockholders per share:
Basic			$			$

Diluted			$			$

Unaudited pro forma weighted average shares used in computing per share amounts:
Basic

Diluted

See accompanying notes.

CommVault Systems, Inc.
Consolidated Statements of Stockholders’ Deficit
Years ended March 31, 2003, 2004 and 2005 and the nine months ended December 31, 2005 (Unaudited)
(In thousands)

								Accumulated
	Convertible							Other
	Preferred Stock		Common Stock		Additional			Comprehensive
					Paid-In	Deferred	Accumulated	Income
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	(Loss)	Total

Balance at March 31, 2002	14,461	$79,650	37,417	$374	$—	$—	$(133,594)	$16	$(53,554)
Stock options exercised			10	—	9				9
Repurchase and retirement of common stock			(28)	—					—
Comprehensive income (loss):
Net loss							(16,410)		(16,410)
Other comprehensive income:
Foreign currency translation adjustment								55	55

Total comprehensive income (loss)									(16,355)
Accretion of dividends on preferred stock					(9)		(5,652)		(5,661)

Balance at March 31, 2003	14,461	79,650	37,399	374	—	—	(155,656)	71	(75,561)
Stock options exercised			168	2	371				373
Repurchase and retirement of common stock			(8)	—					—
Issuance of shares in private placement	4,791	14,702							14,702
Issuance of common stock warrant to a customer					1,696				1,696
Comprehensive income (loss):
Net loss							(11,698)		(11,698)
Other comprehensive income (loss):
Foreign currency translation adjustment								250	250

Total comprehensive income (loss)									(11,448)
Deferred compensation related to stock options					86	(86)			—
Amortization of deferred compensation						4			4
Accretion of dividends on preferred stock					(2,153)		(3,523)		(5,676)

Balance at March 31, 2004	19,252	94,352	37,559	376	—	(82)	(170,877)	321	(75,910)
Stock options exercised			61	1	151				152
Repurchase and retirement of common stock			(3)	—					—
Comprehensive income (loss):
Net income							483		483
Other comprehensive income (loss):
Foreign currency translation adjustment								(95)	(95)

Total comprehensive income (loss)									388
Amortization of deferred compensation						21			21
Accretion of dividends on preferred stock					(151)		(5,510)		(5,661)

Balance at March 31, 2005	19,252	94,352	37,617	377	—	(61)	(175,904)	226	(81,010)
Stock options exercised			33	—	82				82
Comprehensive income:
Net income							9,083		9,083
Other comprehensive income:
Foreign currency translation adjustment								71	71

Total comprehensive income									9,154
Deferred compensation related to stock options					864	(864)			—
Amortization of deferred compensation						66			66
Accretion of dividends on preferred stock					(946)		(3,319)		(4,265)

Balance at December 31, 2005 (Unaudited)	19,252	$94,352	37,650	$377	$—	$(859)	$(170,140)	$297	$(75,973)

See accompanying notes.

CommVault Systems, Inc.
Consolidated Statements of Cash Flows
(In thousands)

				Nine Months Ended
	Year Ended March 31,			December 31,

	2003	2004	2005	2004	2005

				(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$(16,410)	$(11,698)	$483	$(1,148)	$9,083
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,791	1,425	1,431	1,028	1,188
Noncash stock compensation	—	4	21	16	66
Issuance of common stock warrants	—	1,696	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(9,414)	(352)	(2,759)	(574)	1,120
Prepaid expenses and other current assets	70	225	(588)	(242)	707
Other assets	(62)	3	(120)	(259)	(30)
Accounts payable	(736)	1,018	(1,060)	(1,299)	(199)
Accrued expenses	1,680	214	2,617	1,636	1,922
Deferred revenue and other liabilities	4,124	8,366	3,815	2,759	6,365

Net cash provided by (used in) operating activities	(18,957)	901	3,840	1,917	20,222
Cash flows from investing activities
Purchase of property and equipment	(1,166)	(1,244)	(1,860)	(1,323)	(1,765)

Net cash used in investing activities	(1,166)	(1,244)	(1,860)	(1,323)	(1,765)
Cash flows from financing activities
Proceeds from issuance of preferred stock	—	14,702	—	—	—
Repayments on line of credit	(34)	—	—	—	—
Proceeds from term loan	—	497	—	—	—
Repayments on term loan	—	(131)	(200)	(149)	(149)
Proceeds from issuance of common stock	9	372	152	108	82

Net cash provided by (used in) financing activities	(25)	15,440	(48)	(41)	(67)
Effects of exchange rate — changes in cash	55	250	(95)	(174)	71

Net increase (decrease) in cash and cash equivalents	(20,093)	15,347	1,837	379	18,461
Cash and cash equivalents at beginning of year	27,704	7,611	22,958	22,958	24,795

Cash and cash equivalents at end of year	$7,611	$22,958	$24,795	$23,337	$43,256

Supplemental disclosures of cash flow information
Interest paid	$—	$60	$14	$12	$7
Income taxes paid (received)	$(39)	$15	$48	$10	$328
See accompanying notes.

CommVault Systems Inc.
Notes to Consolidated Financial Statements
(In thousands, except per share data)

1.	Nature of Business
      CommVault Systems, Inc and its subsidiaries (“CommVault” or the “Company”) is a leading provider of data management software applications and related services in terms of product breadth and functionality and market penetration. The Company develops, markets and sells a suite of software applications and services, primarily in the United States, Europe, Canada, Mexico and Australia, that provides its customers with high-performance data protection, global data availability, disaster recovery of data for business continuance and archiving for regulatory compliance and other data management purposes. The Company’s unified suite of data management software applications, which is sold under the QiNetix brand, shares an underlying architecture that has been developed to minimize the cost and complexity of managing data on globally distributed and networked storage infrastructures. The Company also provides its customers with a broad range of professional and global support services.

2.	Summary of Significant Accounting Policies

Basis of Presentation
      The consolidated financial statements include the accounts of the Company. All intercompany transactions and balances have been eliminated.
      The accompanying consolidated financial statements as of December 31, 2005 and for the nine months ended December 31, 2004 and December 31, 2005 are unaudited. In the opinion of management, such information includes all adjustments consisting of normal recurring adjustments necessary for a fair presentation of this interim information when read in conjunction with the audited consolidated financial statements and notes hereto. Results for the nine months ended December 31, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2006.

Unaudited Pro Forma Information
      The unaudited pro forma balance sheet, unaudited pro forma net income (loss) attributable to common stockholders per share and unaudited pro forma weighted average shares used in computing per share amounts have been presented to give effect to the following events that will occur immediately before or upon the completion of the Company’s initial public offering:

•	the conversion of all outstanding shares of preferred stock into a total of shares of common stock;

•	the payment of $ in satisfaction of the cash amount due to holders of Series A, B, C, D and E preferred stock upon its conversion into common stock (including accrued dividends, and assuming the initial public offering is completed in 2006);

•	the borrowing of $ under a new term loan at an interest rate equal to 30-day LIBOR plus %, and assumed to be % per year in connection with the payments to the holders of Series A, B, C, D and E preferred stock (assuming that the initial public offering and the concurrent private placement are priced at $ per share, the midpoint of the estimated price range shown on the cover of the prospectus); and

•	the completion of the concurrent private placement of shares of the Company’s common stock at the public offering price and the application of the proceeds therefrom. Assuming an offering price of $ per share (the midpoint of the estimated price range shown on the cover page of the prospectus) the Company will raise $ in proceeds from the concurrent private placement.

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
      The unaudited pro forma balance sheet has been presented as if each event occurred at December 31, 2005, and the unaudited pro forma net income (loss) attributable to common stockholders per share and unaudited pro forma weighted average shares used in computing per share amounts have been presented as if each event occurred at April 1, 2004.
      The following table shows the adjustments to net income (loss) attributable to common stockholders for the periods shown to arrive at the corresponding pro forma net income (loss) attributable to common stockholders:

	Year Ended	Nine Months Ended
	March 31, 2005	December 31, 2005

Net income (loss) attributable to common stockholders	$(5,178)	$4,818
Plus:
Elimination of accretion of preferred stock dividends	5,661	4,265
Less:
Interest expense associated with term loan borrowings, net of taxes of $

Pro forma net income (loss) attributable to common stockholders	$	$

      The following tables show the adjustments to the basic and diluted weighted average number of shares used in computing pro forma per share amounts:

	Year Ended	Nine Months Ended
	March 31, 2005	December 31, 2005

Basic weighted average number of shares used in computing per share amounts
Plus:
Shares issued upon conversion of outstanding preferred stock
Shares issued in the concurrent private placement

Basic pro forma weighted average number of shares used in computing per share amounts

	Year Ended	Nine Months Ended
	March 31, 2005	December 31, 2005

Diluted weighted average number of shares used in computing per share amounts
Plus:
Shares issued upon conversion of outstanding preferred stock
Shares issued in the concurrent private placement

Diluted pro forma weighted average number of shares used in computing per share amounts

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

Use of Estimates
      The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make judgments, assumptions and estimates that affect the amounts reported in the Company’s combined and consolidated financial statements and the accompanying notes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. The amounts of assets and liabilities reported in the Company’s balance sheets and the amounts of revenues and expenses reported for each of its periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, allowance for doubtful accounts, allowance for sales returns, income taxes, stock-based compensation and accounting for research and development costs. Actual results could differ from those estimates.

Revenue Recognition
      The Company derives revenues from two primary sources, or elements: software licenses and services. Services include customer support, consulting, assessment and design services, installation services and training. A typical sales arrangement includes both of these elements. The Company applies the provisions of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9, and related interpretations to all transactions to determine the recognition of revenue.
      For software arrangements involving multiple elements, the Company recognizes revenue using the residual method as described in SOP 98-9. Under the residual method, the Company allocates and defers revenue for the undelivered elements based on relative fair value and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. The determination of fair value of the undelivered elements in multiple element arrangements is based on the price charged when such elements are sold separately, which is commonly referred to as vendor-specific objective-evidence, or VSOE.
      The Company’s software licenses typically provide for a perpetual right to use the Company’s software and are sold on a per-copy basis or as site licenses. Site licenses give the customer the additional right to deploy the software on a limited basis during a specified term. The Company recognizes software revenue through direct sales channels upon receipt of a purchase order or other persuasive evidence and when all other basic revenue recognition criteria are met as described below. The Company recognizes software revenue through all indirect sales channels on a sell-through model. A sell-through model requires that the Company recognize revenue when the basic revenue recognition criteria are met as described below and these channels complete the sale of the Company’s software products to the end user. Revenue from software licenses sold through an original equipment manufacturer partner is recognized upon the receipt of a royalty report or purchase order from that original equipment manufacturer partner.
      Services revenue includes revenue from customer support and other professional services. Customer support includes software updates (including unspecified product upgrades and enhancements) on a when-and-if-available basis, telephone support and bug fixes or patches. Customer support revenue is recognized ratably over the term of the customer support agreement, which is typically one year. To determine the price for the customer support element when sold separately, the Company primarily uses historical renewal rates and, in certain cases, it uses stated renewal rates. Historical renewal rates are supported by performing an analysis in which the Company segregates its customer support renewal contracts into different classes based on specific criteria including, but not limited to, the dollar amount of the software purchased, the level of customer support being provided and the distribution channel. As a result of this analysis, the Company has concluded that it has sufficient VSOE for the different classes of customer support when the support is sold as part of a multiple-element arrangement.

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
      Other professional services such as consulting and installation services provided by the Company are not mandatory and can also be performed by the customer or a third party. Revenues from consulting, assessment and design services and installation services are based upon a daily or weekly rate and are recognized when the services are completed. Training includes courses taught by the Company’s instructors or third party contractors either at one of the Company’s facilities or at the customer’s site. Training fees are recognized after the training course has been provided. Based on the Company’s analysis of such other professional services transactions sold on a stand-alone basis, the Company has concluded it has established VSOE for such other professional services when sold in connection with a multiple-element software arrangement. The Company generally performs its other professional services within 60 to 90 days of entering into an agreement. The price for other professional services has not materially changed for the periods presented.
      The Company has analyzed all of the undelivered elements included in its multiple-element arrangements and determined that VSOE of fair value exists to allocate revenues to services. Accordingly, assuming all basic revenue recognition criteria are met, software revenue is recognized upon delivery of the software license using the residual method in accordance with SOP 98-9.
      The Company considers the four basic revenue recognition criteria for each of the elements as follows:

•	Persuasive evidence of an arrangement with the customer exists. The Company’s customary practice is to require a purchase order and, in some cases, a written contract signed by both the customer and the Company, or other persuasive evidence that an arrangement exists prior to recognizing revenue on an arrangement.

•	Delivery or performance has occurred. The Company’s software applications are usually physically delivered to customers with standard transfer terms such as FOB shipping point. Software and/or software license keys for add-on orders or software updates are typically delivered via email. If products that are essential to the functionality of the delivered software in an arrangement have not been delivered, the Company does not consider delivery to have occurred. Services revenue is recognized when the services are completed, except for customer support, which is recognized ratably over the term of the customer support agreement, which is typically one year.

•	Vendor’s fee is fixed or determinable. The fee customers pay for software applications, customer support and other professional services is negotiated at the outset of an arrangement. The fees are therefore considered to be fixed or determinable at the inception of the arrangement.

•	Collection is probable. Probability of collection is assessed on a customer-by-customer basis. Each new customer undergoes a credit review process to evaluate its financial position and ability to pay. If the Company determines from the outset of an arrangement that collection is not probable based upon the review process, revenue is recognized on a cash-collected basis.
      The Company’s arrangements do not generally include acceptance clauses. However, if an arrangement does include an acceptance clause, revenue for such an arrangement is deferred and recognized upon acceptance. Acceptance occurs upon the earliest of receipt of a written customer acceptance, waiver of customer acceptance or expiration of the acceptance period.
      The Company has offered limited price protection under certain original equipment manufacturer agreements. Any right to a future refund from such price protection is entirely within the Company’s control. It is estimated that the likelihood of a future payout due to price protection is remote.

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

Cost of Revenue
      Cost of software revenue consists primarily of third party royalties and other costs such as media, manuals, translation and distribution costs. Cost of services revenue consists primarily of salary and employee benefit costs in providing customer support and other professional services.

Accounting for Income Taxes
      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences reverse. In addition, in accordance with SFAS No. 109, a valuation allowance is required to be recognized if it is not believed to be “more likely than not” that a deferred tax asset will be realized.

Net Income (Loss) Attributable to Common Stockholders per Share
      The Company applies the provisions of EITF Issue No. 03-6, Participating Securities and the Two — Class Method under FASB Statement 128 (“EITF No. 03-6”), which established standards regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF No. 03-6 requires net income (loss) attributable to common stockholders for the period to be allocated between the common and convertible preferred stockholders based on their respective rights to receive dividends. As a result, basic net income (loss) attributable to common stockholders per share is calculated by dividing undistributed net income (loss) allocated to common stockholders by the weighted average number of shares outstanding during the period. Diluted net income (loss) attributable to common stockholders per share is first calculated under the if-converted method unless the conversion of the convertible preferred stock is anti-dilutive to the earnings per share calculation. To the extent convertible preferred stock is anti-dilutive, the Company calculates diluted net income (loss) attributable to common stockholders per share under the two-class method to include the effect of potential common shares. EITF No. 03-6 does not require the presentation of basic and diluted earning per share information for securities other than common stock; therefore, the Company has only disclosed earnings per share amounts pertaining to its common stock. In compliance with EITF No. 03-6, the Company’s convertible preferred stock does not participate in losses, and therefore they are not included in the computation of net loss attributable to common stockholders per share.

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
      The information required to compute basic and diluted net income (loss) attributable to common stockholders per share is as follows:

				Nine Months Ended
	Year Ended March 31,			December 31,

	2003	2004	2005	2004	2005

				(Unaudited)	(Unaudited)
Reconciliation of net income (loss) attributable to common stockholders for the basic and diluted computation:
Net income (loss) attributable to common stockholders	$(22,071)	$(17,374)	$(5,178)	$(5,413)	$4,818
Undistributed net income allocated to Series AA, BB and CC convertible preferred stock	—	—	—	—	(1,638)

Undistributed net income (loss) allocated to common stockholders	$(22,071)	$(17,374)	$(5,178)	$(5,413)	$3,180

Basic net income (loss) attributable to common stockholders per share:
Basic weighted average shares outstanding	36,741	37,201	37,424	37,363	37,628

Basic net income (loss) attributable to common stockholders per share	$(0.60)	$(0.47)	$(0.14)	$(0.14)	$0.08

Diluted net income (loss) attributable to common stockholders per share:
Basic weighted average shares outstanding	36,741	37,201	37,424	37,363	37,628
Dilutive effect of stock options	—	—	—	—	745

Diluted weighted average shares outstanding	36,741	37,201	37,424	37,363	38,373

Diluted net income (loss) attributable to common stockholders per share	$(0.60)	$(0.47)	$(0.14)	$(0.14)	$0.08

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
      The following table summarizes the potential outstanding common stock of the Company at the end of each period, which has been excluded from the computation of diluted net income (loss) attributable to common stockholders per share, as their effect is anti-dilutive or their exercise price exceeded the average market price of the Company’s common stock.

				Nine Months Ended
	Year Ended March 31,			December 31,

	2003	2004	2005	2004	2005

				(Unaudited)	(Unaudited)
Stock options	7,348	9,529	11,357	11,007	2,030
Convertible preferred stock	32,039	32,039	32,039	32,039	32,039
Common stock warrants	4,615	4,615	4,615	4,615	4,615

Total options, preferred stock and warrants exercisable or convertible into common stock	44,002	46,183	48,011	47,661	38,684

Software Development Costs
      Research and development expenditures are charged to operations as incurred. SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release historically have been immaterial.

Cash and Cash Equivalents
      The Company considers all highly liquid debt instruments purchased with maturity of three months or less at the date of acquisition to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
      Accounts receivable consist of amounts due to the Company from normal business activities. The Company maintains an allowance for estimated losses resulting from the inability of its customers to make required payments. The Company estimates uncollectible amounts based upon historical bad debts, evaluation of current customer receivable balances, age of customer receivable balances, the customer’s financial condition and current economic trends.

Concentration of Credit Risk
      The Company grants credit to customers in a wide variety of industries worldwide and generally does not require collateral. Credit losses relating to these customers have been minimal.
      The Company had revenues from the U.S. Federal government which represented 14%, 13%, 9%, 9% and 10% of total revenues for the years ended March 31, 2003, 2004, 2005 and the nine months ended December 31, 2004 (unaudited) and 2005 (unaudited), respectively. With the exception of certain annual customer support contracts, the Company generally does not sell directly to the U.S. Federal government but rather uses several federal resellers who, individually, do not represent more than 10% of total revenues for the respective periods.

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
      One customer accounted for approximately 12%, 13% and 18% of total revenues for the year ended March 31, 2005 and the nine months ended December 31, 2004 (unaudited) and 2005 (unaudited), respectively. No one customer accounted for more than 10% of total revenues for the years ended March 31, 2003 and 2004. One customer accounted for 17% of accounts receivable as of December 31, 2005. No one customer accounted for more than 10% of accounts receivable as of March 31, 2003, 2004 and 2005.

Fair Value of Financial Instruments
      The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and the term loan approximate their fair values due to the short-term maturity of these instruments.

Property and Equipment
      Property and equipment are stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation on property and equipment on a straight-line basis over the estimated useful lives of the assets, generally eighteen months to three years. Leasehold improvements are amortized over the shorter of the useful life of the improvement or the term of the related lease.

Long-Lived Assets
      The Company reviews its long-lived assets for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine the recoverability of its long-lived assets, the Company evaluates the estimated future undiscounted cash flows that are directly associated with, and that are expected to arise as a direct result of, the use and eventual disposition of the long-lived asset. If the estimated future undiscounted cash flows demonstrate that recoverability is not probable, an impairment loss would be recognized. An impairment loss would be calculated based on the excess carrying amount of the long-lived asset over the long-lived asset’s fair value. The fair value is determined based on valuation techniques such as a comparison to fair values of similar assets. There were no impairment charges recognized during the years ended March 31, 2003, 2004 and 2005 and the nine months ended December 31, 2005.

Deferred Revenue
      Deferred revenues represent amounts collected from, or invoiced to, customers in excess of revenues recognized. This results primarily from the billing of annual customer support agreements, as well as billings for other professional services fees that have not yet been performed by the Company and billings for license fees that are deferred due to one or more of the basic revenue recognition criteria not being met. The value of deferred revenues will increase or decrease based on the timing of invoices and recognition of software revenue. The Company expenses internal direct and incremental costs related to contract acquisition and origination as incurred.

Accounting for Stock-Based Compensation
      The Company accounts for its stock-based employee compensation plans using the intrinsic value method under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The Company recognized $4, $21, $16 and $66 of compensation expense during the fiscal year ended March 31, 2004, fiscal year ended March 31, 2005 and the nine months ended December 31, 2004 (unaudited) 2005 (unaudited), respectively, related to the issuance of options with an exercise price below the fair market value of the common stock at the date of

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
issuance. For the year ended March 31, 2003, no stock-based employee compensation cost is reflected in net income (loss) attributable to common stockholders, as options were granted with an exercise price equal to or above the market value of the underlying common stock on the date of grant.
      In accordance with SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123, the following table illustrates the effect on net income (loss) attributable to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

				Nine Months Ended
	Year Ended March 31,			December 31,

	2003	2004	2005	2004	2005

				(Unaudited)	(Unaudited)
Net income (loss) attributable to common stockholders, as reported	$(22,071)	$(17,374)	$(5,178)	$(5,413)	$4,818
Less: Undistributed net income allocated to Series AA, BB and CC convertible preferred stock	—	—	—	—	(1,638)
Add: Stock based compensation recorded under APB 25	—	4	21	16	66
Less: Stock-based compensation expense determined under fair value method for all awards	(3,978)	(4,321)	(4,438)	(3,313)	(3,102)

Pro forma undistributed net income (loss) allocated to common stockholders	$(26,049)	$(21,691)	$(9,595)	$(8,710)	$144
Net income (loss) attributable to common stockholders per share, as reported:
Basic	$(0.60)	$(0.47)	$(0.14)	$(0.14)	$0.08

Diluted	$(0.60)	$(0.47)	$(0.14)	$(0.14)	$0.08

Pro forma net income (loss) attributable to common stockholders per share:
Basic	$(0.71)	$(0.58)	$(0.26)	$(0.23)	$0.00

Diluted	$(0.71)	$(0.58)	$(0.26)	$(0.23)	$0.00

      The pro forma information presented above has been determined as if employee stock options were accounted for under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model.
      The weighted average assumptions that were used for option grants in the respective periods are as follows:

				Nine Months Ended
	Year Ended March 31,			December 31,

	2003	2004	2005	2004	2005

				(Unaudited)	(Unaudited)
Dividend yield	None	None	None	None	None
Expected volatility	87%	65%	54%	55%	49%
Risk-free interest rate	4.21%	3.69%	4.08%	4.10%	4.16%
Expected life (in years)	7.00	7.00	7.00	7.00	7.00

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
      Option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of its employee stock options.

Advertising Costs
      The Company expenses advertising costs as incurred. Advertising expenses were $801, $868, $1,268, $921 and $1,116 for the years ended March 31, 2003, 2004, 2005 and the nine months ended December 31, 2004 (unaudited) and 2005 (unaudited), respectively.

Foreign Currency Translation
      The functional currency of the Company’s foreign operations are deemed to be the local country’s currency. In accordance with SFAS No. 52, Foreign Currency Translation, the assets and liabilities of the Company’s international subsidiaries are translated at their respective year-end exchange rates, and revenues and expenses are translated at average currency exchange rates for the period. The resulting balance sheet translation adjustments are included in “Other comprehensive income (loss)” and are reflected as a separate component of stockholders’ deficit. Foreign currency transaction gains and losses are immaterial in each year. To date, the Company has not hedged its exposure to changes in foreign currency exchange rates.

Comprehensive Income (Loss)
      The Company applies the provisions of SFAS No. 130, Reporting Comprehensive Income. Comprehensive income (loss) is defined to include all changes in equity, except those resulting from investments by stockholders and distribution to stockholders, and is reported in the statement of stockholders’ deficit. Included in the Company’s comprehensive income (loss) are the net income (loss) and foreign currency translation adjustments.

Recent Accounting Pronouncements
      In June 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made in fiscal years beginning after June 1, 2005. The Company does not expect the adoption of this new standard to have a material impact on its financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options and restricted stock grants, to be recognized as a compensation cost based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The Company will adopt

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
SFAS No. 123(R) on April 1, 2006 using the modified prospective approach and expects that the adoption of SFAS No. 123(R) will have a material impact on its consolidated results of operations, although it will not impact the Company’s overall financial position. The future results will be impacted by the number and value of additional stock option grants subsequent to adoption and the rate of cancellation of unvested grants. The Company estimates that it will record additional stock-based compensation expense of approximately $4.1 million in fiscal 2007 under SFAS No. 123(R) using the Black-Scholes option-pricing method based on existing unvested options as of April 1, 2006. The stock-based compensation expense will increase when additional stock option grants are awarded.

3.	Property and Equipment
      Property and equipment consist of the following:

	March 31,	March 31,	December 31,
	2004	2005	2005

			(Unaudited)
Computer equipment	$12,155	$11,316	$12,350
Furniture and fixtures	1,229	1,276	1,324
Purchased software	452	760	712
Other machinery and equipment	1,223	1,787	2,142
Leasehold improvements	391	599	709

	15,450	15,738	17,237
Less accumulated depreciation and amortization	(13,794)	(13,653)	(14,575)

	$1,656	$2,085	$2,662

      The Company recorded depreciation expenses of $1,791, $1,425, $1,431, $1,028 and $1,188 for the years ended March 31, 2003, 2004, 2005 and the nine months ended December 31, 2004 (unaudited) and 2005 (unaudited), respectively.

4.	Accrued Liabilities
      Accrued liabilities consist of the following:

	March 31,	March 31,	December 31,
	2004	2005	2005

			(Unaudited)
Compensation and related payroll taxes	$4,343	$5,493	$5,892
State and foreign sales taxes	276	897	885
Accrued professional services	711	919	749
Due to customers	329	712	608
Other	2,174	2,430	4,239

	$7,833	$10,451	$12,373

5.	Line of Credit
      In January 2003, the Company entered into an agreement for a revolving credit facility (the “credit facility”) of up to $5,000 including an optional term loan of up to $500 for existing and new equipment purchases. In March 2005, the Company renewed the credit facility, which now expires in March 2006, under essentially the same terms and conditions as the existing facility.

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
      The amounts outstanding under the credit facility and term loan are as follows:

	March 31,	March 31,	December 31,
	2004	2005	2005

			(Unaudited)
Credit Facility	$—	$—	$—
Term Loan — Long Term	167	—	—
Term Loan — Short Term	199	166	17

	$366	$166	$17

      Borrowings under the credit facility bear interest at a rate equal to the lender’s prime interest rate plus 0.5%. The credit facility is secured by substantially all of the Company’s assets and requires the Company to maintain certain financial and non-financial covenants and restrictions. As of March 31, 2005 and December 31, 2005 the Company is compliant with such covenants and restrictions. The term loan accrues interest at the lender’s prime rate plus 1% and is repayable in declining monthly amounts over a 30 month period from July 2003 through January 2006.

6.	Commitments and Contingencies
      The Company leases various office and warehouse facilities under noncancelable leases which expire on various dates through May 1, 2009. Future minimum lease payments under all operating leases at December 31, 2005 are as follows (unaudited):

Year ending March 31:
2006	$683
2007	2,424
2008	2,136
2009	649
2010	14

$5,906

      Rental expenses were $2,088, $2,427, $2,618, $1,927 and $2,071 for the years ended March 31, 2003, 2004, 2005 and nine months ended December 31, 2004 (unaudited) and 2005 (unaudited), respectively.
      The Company offers a 90-day limited product warranty for its software. To date, costs related to this product warranty have not been material.
      In the normal course of its business, the Company may be involved in various claims, negotiations and legal actions; however, at March 31, 2003, 2004, 2005 and December 31, 2005, the Company is not party to any litigation which will have a material effect on the Company’s financial position, results of operations or cash flows.
      The Company provides certain provisions within its software licensing agreements to indemnify its customers from any claim, suit or proceeding arising from alleged or actual intellectual property infringement. These provisions continue in perpetuity, along with the Company’s software licensing agreements. The Company has never incurred a liability relating to one of these indemnification provisions in the past, and management believes that the likelihood of any future payout relating to these provisions is remote. Therefore, the Company has not recorded a liability during any period for these indemnification provisions.

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

7.	Cumulative Redeemable Convertible Preferred Stock: Series A through E
      The Company has 7,000 authorized shares and has issued 3,166 shares of Series A through E Cumulative Redeemable Convertible Preferred Stock, par value of $.01 per share (“Series A through E” Stock). The Series A through E Stock is entitled to annual cumulative dividends of $1.788 per share. The consideration paid for each share of Series A through E stock was $14.90 and resulted in aggregate proceeds of approximately $47,177. The numbers of Series A through E shares authorized, issued and outstanding at December 31, 2005 (unaudited) are as follows:

			Shares	Undeclared	Total
		Shares	Issued and	Dividends	Unpaid
	Date of Issuance	Authorized	Outstanding	Per Share	Dividends

Series A	May 1996	3,000	2,040	$17.18	$35,040
Series B	July 1997	1,000	346	15.11	5,229
Series C	December 1997	1,000	333	14.39	4,797
Series D	October 1998	1,000	247	12.54	3,101
Series E	March 1999	1,000	200	12.17	2,433
      Subject to approval by the holders of a majority of the Series A through E Stock (voting as a single class) and any anti-dilution adjustments, the Series A through E Preferred Stock shall be convertible, in whole or in part, into: (i) four shares of Common Stock and (ii) a cash payment of $14.85 per share plus all accrued but unpaid dividends of $1.788 per share per year. Any election by the holders of the Series A through E Stock, made before a qualified initial public offering, to convert any share of Series A through E Preferred Stock, as described above, shall require the approval of a majority of Series AA and Series CC Preferred Stock, each voting as a separate class. The Company also has a right of first refusal to purchase the Series A through E Stock from any holder who intends to sell their shares.
      Upon a liquidation event (including a sale of substantially all assets, merger, reorganization or other transaction in which more than 50% of the outstanding securities of the Company are transferred) or a qualified initial public offering, the Company is obligated to pay the aggregate cash amount of $14.85 per share plus the aggregate amount of unpaid dividends. A qualified initial public offering is an initial public offering of the Company’s stock at a price of at least $6.26 per share, subject to adjustment, and resulting in net proceeds of at least $40,000. The Company has the option to pay the cash amount and accrued dividends to predominantly all the holders of Series A through E Stock in cash, by means of a note payable or any combination thereof. The aggregate amount of accrued dividends, the cash liquidation amount of $14.85 per share plus the par value of common shares is $93,350 and $97,619 at March 31, 2005 and December 31, 2005 (unaudited), respectively.

8.	Stockholders’ Deficit
      The Common Stock, the Series A through E Stock, the Series AA Preferred Stock (“Series AA Stock”), the Series BB Preferred Stock (“Series BB Stock”) and the Series CC Preferred Stock (“Series CC Stock”) will vote together as a single class on all matters submitted for stockholder consent or approval, with holders of the Series A through E Preferred Stock having 40 votes for each share of Series A through E Preferred Stock held. The Series A through E Stock, the Series AA Stock, the Series BB Stock and the Series CC Stock will also each vote separately as a class on certain matters.

Series AA Convertible Preferred Stock
      In April 2000, the Company issued 4,362 shares of Series AA Convertible Preferred Stock at $5.73 per share. The Series AA Stock will automatically convert into Common Stock at the then

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
applicable conversion ratio at the closing of an initial public offering of the Company’s stock at a price of at least $6.26 per share, subject to adjustment, and resulting in net proceeds of at least $40,000. The Series AA stockholders also have anti-dilution protection on a weighted-average basis, subject to customary exclusions. The conversion ratio for Series AA holders is 1.028:1.
      In the event of any liquidation or winding up of the Company (including a sale of substantially all assets, merger, reorganization or other transaction in which more than 50% of the outstanding securities of the Company are transferred), the holders of the Series AA Stock shall be entitled to receive, in preference to the holders of the Series A through E Stock, the Series BB Stock and the Common Stock, and on parity with the holders of the Series CC Stock, an amount equal to $5.73, which is the amount of the original purchase price, plus all declared but unpaid dividends on such shares. The balance of the proceeds shall be paid to the holders of the Common Stock and other series of preferred stock in accordance with the Company’s certificate of incorporation.

Series BB Convertible Preferred Stock
      In November 2000, the Company issued 2,758 shares of Series BB Convertible Preferred Stock at $12.10 per share. The Series BB stockholders have the option to convert all or a portion of their shares into Common Stock on a 1:1 basis, subject to anti-dilution adjustments as described in the purchase agreement. The Series BB Stock will automatically convert into common shares at the then applicable conversion ratio at the closing of an initial public offering of the Company’s stock at a price of at least $6.26 per share, subject to adjustment, and resulting in net proceeds of at least $40,000. The Series BB stockholders have no anti-dilution protections.
      In the event of any liquidation or winding up of the Company (including a sale of substantially all assets, merger, reorganization or other transaction in which more than 50% of the outstanding securities of the Company are transferred), the holders of the Series BB Stock shall be entitled to receive, in preference to the holders of the Series A through E Stock and the Common Stock, an amount equal to $12.10, which is the amount of the original purchase price, plus all declared but unpaid dividends on such shares. The balance of the proceeds shall be paid to the holders of the Common Stock and other series of preferred stock in accordance with the Company’s certificate of incorporation.

Series CC Convertible Preferred Stock
      In February 2002 and September 2003, the Company issued 7,341 and 4,791 shares, respectively, totaling 12,132 shares of Series CC Convertible Preferred Stock at $3.13 (“Series CC Stock”) per share. The Series CC stockholders have the option to convert all or a portion of their shares into Common Stock on a 1:1 basis, subject to anti-dilution adjustments as described in the purchase agreement. The Series CC Preferred Stock will automatically convert into common shares at the then applicable conversion ratio at the closing of an initial public offering of the Company’s stock at a price of at least $6.26 per share, subject to adjustment, and resulting in net proceeds of at least $40,000. The Series CC stockholders have anti-dilution protection on a weighted-average basis, subject to customary exclusions.
      In the event of any liquidation or winding up of the Company (including a sale of substantially all assets, merger, reorganization or other transaction in which more than 50% of the outstanding securities of the Company are transferred), the stockholders of the Series CC Preferred Stock shall be entitled to receive, in preference to the stockholders of the Series A through E Preferred Stock, the Series BB Preferred Stock and the Common Stock, and on parity with the holders of the Series AA Preferred Stock, an amount equal to $3.13, which is the amount of the original purchase price, plus all declared but unpaid dividends on such shares. The balance of the proceeds shall be paid to the holders of the Common Stock and other series of preferred stock in accordance with the Company’s certificate of incorporation. In

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
addition, so long as any shares of Series CC Preferred Stock are outstanding, the Company may not, without the approval of at least a majority of the Series CC Preferred Stock, (i) sell all or substantially all of its assets, (ii) approve any merger or consolidation of the Company whereby (1) the Company is not the surviving entity and (2) more than 50% of voting power of the surviving entity is not held by the Company’s stockholders, unless the consideration to be paid is at least $6.26 per share, or (iii) conduct an initial public offering that has an offering price of at least $6.26 per share, on an as adjusted basis.

Common Stock Warrants
      In connection with the issuance of Series BB Stock in November 2000, one investor who is also a customer received a fully vested warrant to purchase 4,465 shares of common stock at an exercise price of $13.57. In July 2003, the warrant was cancelled and replaced with a fully vested warrant to purchase up to 3,000 shares of common stock at an exercise price of $6.27 per share. The new warrant had an aggregate fair value of approximately $30 and expires no later than 15 days after the Company gives notice to the holder of the warrant of its intention to file a registration statement relating to an initial public offering. If the Company does not file a registration statement within 90 days of notice, the Company shall provide another notice at least 30 days prior to the filing and the holder will have another 15 days from receipt of subsequent notice to exercise the warrant. As of December 31, 2005, no warrants have been exercised.
      In December 2003, the Company issued a warrant to purchase up to 1,615 shares of common stock at an exercise price of $5.25 per share to a customer at about the same time the Company signed a Software License Agreement with this customer. The Software License Agreement is cancelable by the customer without cause at any time. The warrant becomes exercisable in equal quarterly installments, commencing on the last day of the quarter ending March 31, 2004 and ending on the last day of the quarter ending December 31, 2005. The warrant has an aggregate fair value of $1,696 and expires on June 19, 2006. The Company recorded $1,696 as a non-cash reduction of revenue during the year ended March 31, 2004 in connection with this transaction. As of December 31, 2005, no warrants have been exercised.

Shares Reserved for Issuance
      The Company has reserved a sufficient number of shares to allow for the conversion of convertible preferred stock and cumulative redeemable convertible preferred stock and for the exercise of all available options and common stock warrants at December 31, 2005 (unaudited) as follows:

Exercise of common stock options	14,830
Conversion of Series A Stock	8,159
Conversion of Series B Stock	1,384
Conversion of Series C Stock	1,333
Conversion of Series D Stock	989
Conversion of Series E Stock	800
Conversion of Series AA Stock	4,484
Conversion of Series BB Stock	2,758
Conversion of Series CC Stock	12,132
Exercise of warrants	4,615

51,484

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

9.	Stock Options
      The Company maintains a stock option plan (the “Plan”) pursuant to which the Company may grant options to purchase 22,410 shares of common stock to certain officers and employees.
      The following summarizes the Plan’s activity from March 31, 2002 to December 31, 2005:

		Weighted-
	Number	Average
	of	Exercise
	Options	Price

Options outstanding at March 31, 2002	5,792	$3.11
Options granted	2,055	3.00
Options exercised	(10)	2.40
Options canceled	(489)	3.54

Options outstanding at March 31, 2003	7,348	2.33
Options granted	3,022	2.40
Options exercised	(168)	.97
Options canceled	(673)	2.93

Options outstanding at March 31, 2004	9,529	2.31
Options granted	2,349	2.83
Options exercised	(62)	2.46
Options canceled	(459)	2.90

Options outstanding at March 31, 2005	11,357	2.77
Options granted	3,991	2.52
Options exercised	(32)	2.52
Options canceled	(486)	2.78

Options outstanding at December 31, 2005 (unaudited)	14,830	2.70

      The weighted average fair value of the options granted at fair value was $1.88, $1.51 and $1.67 per share for grants in fiscal 2003, 2004 and 2005, respectively, and $1.72 and $1.47 for grants in the nine months ended December 31, 2004 (unaudited) and 2005 (unaudited), respectively. The weighted average fair value of the options granted below fair value was $2.19 per share in fiscal 2004 and $1.75 per share in the nine months ended December 31, 2005 (unaudited).

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
      The following table summarizes information on stock options outstanding under the Plan at December 31, 2005 (unaudited):

		Weighted-Average		Number of
	Outstanding			Options	Weighted-
	Options at	Remaining		Exercisable at	Average
	December 31,	Contractual	Exercise	December 31,	Exercise
Range of Exercise Prices	2005	Life	Price	2005	Price

$0.0125	19	3.42	$0.0125	19	$0.0125
2.00	2,049	7.14	2.00	1,391	2.00
2.25	698	9.34	2.25	0	0.00
2.35	2,488	9.67	2.35	0	0.00
2.40	116	8.58	2.40	39	2.40
2.50	2,327	5.65	2.50	1,932	2.50
2.65	774	8.97	2.65	163	2.65
3.00	4,329	6.52	3.00	3,429	3.00
3.35	728	9.84	3.35	0	0.00
3.60	655	8.08	3.60	290	3.60
4.00	647	5.02	4.00	647	4.00

$0.0125-4.00	14,830	7.44	$2.70	7,910	$2.79

      Stock options are granted at the discretion of the Board and expire 10 years from the date of the grant. Options generally vest over a four-year period. At March 31, 2004, 2005 and December 31, 2005 (unaudited), there were 1,005, 1,121 and 616 options available for future grant under the Plan, respectively.
      During the twelve month period ended December 31, 2005, the Company granted stock options with exercise prices as follows:

			Fair Market
	Number of	Exercise	Value per	Intrinsic
Grants Made During the Month Ended	Options Granted	Price	Common Share	Value

January 31, 2005	470	$2.65	$2.65	$—
May 31, 2005 (unaudited)	719	2.25	2.25	—
July 31, 2005 (unaudited)	923	2.35	2.35	—
September 30, 2005 (unaudited)	1,600	2.35	2.89	0.54
November 30, 2005 (unaudited)	749	3.35	3.35	—
      The intrinsic value per share is being recognized as compensation expense over the four-year vesting period. The estimated fair value of the Company’s common stock was determined by the Board of Directors on a contemporaneous basis. The following is a discussion of the significant factors, assumptions and methodologies used in the Company’s internal valuation model.
      1. Revenues and/or earnings multiples of comparable companies. The Company used a consistent formula based on its 12-month projected revenues in periods where it was not profitable and 12-month projected earnings when it started to achieve profitability on a regular basis in recent fiscal quarters. The Company based its valuation on revenues or earnings multiples of a comparable group of public data storage/management software companies.
      2. Marketability discount. The Company applied a discount to the multiples discussed above based on the significant risks related to, and market acceptance associated with, its products, the difficulty of competing as a smaller private company in a market that has been historically dominated by larger public

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
companies and the preferential rights of the outstanding convertible preferred stock with respect to liquidation preferences, voting control and anti-dilution rights.
      3. Accumulated principal and dividends payable to holders of Series A, B, C, D and E preferred stock. The Company reduced its valuation by the accumulated principal and dividends payable to holders of its Series A, B, C, D and E preferred stock because of the preferential nature of these series of preferred stock and the cash payout required at the time of an initial public offering.
      4. Fully diluted shares. In order to arrive at a per share value of the Company’s common stock, it used a fully diluted number of shares, which is the sum of all common stock outstanding, the assumed conversion of all preferred shares into common stock and the assumed conversion of all outstanding stock options and warrants expected to be exercised. The Company took into consideration the proceeds to be received from the exercise of such options and warrants in its valuation model.

10.	Income Taxes
      The components of income (loss) before income taxes were as follows:

				Nine Months Ended
	Year Ended March 31,			December 31,

	2003	2004	2005	2004	2005

				(Unaudited)	(Unaudited)
Domestic	$(13,857)	$(6,585)	$3,778	$1,170	$10,997
Foreign	(2,605)	(5,113)	(3,121)	(2,254)	(1,278)

	$(16,462)	$(11,698)	$657	$(1,084)	$9,719

      The components of current income tax expense (benefit) were as follows:

				Nine Months Ended
	Year Ended March 31,			December 31,

	2003	2004	2005	2004	2005

				(Unaudited)	(Unaudited)
Federal	$—	$—	$83	$28	$223
State	(52)	—	89	36	389
Foreign	—	—	2	—	24

	$(52)	$—	$174	$64	$636

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
      The state income tax benefit of $52 for the year ended March 31, 2003 relates to the sale of state net operating losses. The income tax expense for the year ended March 31, 2005 and the nine months ended December 31, 2005 primarily represents alternative minimum taxes due to the U.S. federal government as well as various state income taxes.

				Nine Months Ended
	Year Ended March 31,			December 31,

	2003	2004	2005	2004	2005

				(Unaudited)	(Unaudited)
Statutory federal income tax expense (benefit) rate	(34.0)%	(34.0)%	34.0%	(34.0)%	34.0%
State and local income tax expense (benefit), net of federal income tax effect	(4.1)%	(2.4)%	13.5%	15.7%	(6.2)%
Foreign earnings taxed at different rates	0.6%	1.5%	12.6%	4.2%	0.3%
Certain non-deductible expenses	2.9%	4.2%	21.5%	9.5%	1.4%
Research credits	(10.3)%	(14.3)%	(111.3)%	(47.7)%	(4.9)%
Other differences, net	(0.1)%	0.1%	11.2%	0.3%	—
Change in valuation allowance	44.7%	44.9%	45.0%	57.9%	(18.1)%

Effective income tax expense (benefit) rate	(0.3)%	0.0%	26.5%	5.9%	6.5%

      Deferred tax assets arise due to the recognition of income and expense items for tax purposes, which differ from those used for financial statement purposes. The significant components of the Company’s deferred tax assets are as follows:

	March 31,
			December 31,
	2004	2005	2005

			(Unaudited)
Deferred tax assets:
Net operating losses	$42,921	$42,566	$39,009
Depreciation and amortization	4,227	3,579	3,522
Accrued expenses	246	170	499
Deferred revenue	831	436	979
Allowance for doubtful accounts and other reserves	147	134	253
Tax credits	8,015	9,799	10,673

Total deferred tax assets	56,387	56,684	54,935
Less valuation allowance	(56,387)	(56,684)	(54,935)

Net deferred tax assets	$—	$—	$—

      In the nine months ended December 31, 2005, the Company reduced its valuation allowance by $1,749 (unaudited). Due to the uncertainty of future profitability, the Company has recorded a valuation allowance equal to the deferred tax asset.
      At March 31, 2005 and December 31, 2005, the Company has federal net operating loss (“NOL”) carryforwards of approximately $96,464 and $83,273 (unaudited), respectively, and state NOL carryforwards of approximately $73,228 and $66,878 (unaudited), respectively. The federal NOL carryforwards expire from 2018 through 2024, and the state NOL carryforwards expire from 2016 through 2020. At March 31, 2005 and December 31, 2005, the Company also has NOL carryforwards for foreign tax purposes of approximately $19,598 and $20,646 (unaudited), respectively, which begin to expire in 2007.

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
      At March 31, 2005 and December 31, 2005, the Company has federal research tax credit carryforwards of approximately $6,498 and $7,011 (unaudited), respectively, and state research tax credit carryforwards of approximately $3,218 and $3,337 (unaudited), respectively. The federal research tax credit carryforwards expire from 2018 through 2024, and the state research tax credit carryforwards expire from 2016 through 2020. At March 31, 2005 and December 31, 2005, the Company has federal Alternative Minimum Tax credit carryforwards of $83 and $324 (unaudited), respectively.

11.	Employee Benefit Plan
      The Company has a defined contribution plan, as allowed under Section 401(k) of the Internal Revenue Code, covering substantially all employees. The Company may make contributions equal to a discretionary percentage of the employee’s contributions determined by the Company. The Company has not made any contributions to the defined contribution plan.

12.	Segment Information
      The Company operates in one reportable segment, storage software solutions. The Company’s products and services are sold throughout the world, through direct and indirect sales channels. The Company’s chief operating decision maker, the chief executive officer, evaluates the performance of the Company based upon stand-alone revenue of product channels and the two geographic regions of the segment discussed below and does not receive discrete financial information about asset allocation, expense allocation or profitability from the Company’s storage products or services.
      The Company is organized into two geographic regions: the United States and all other countries. All transfers between geographic regions have been eliminated from consolidated revenues. This data is presented in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information.

				Nine Months Ended
	Year Ended March 31,			December 31,

	2003	2004	2005	2004	2005

				(Unaudited)	(Unaudited)
Revenue:
United States	$30,968	$43,227	$60,562	$43,281	$58,455
Other	13,451	18,019	22,067	15,738	22,231

Total	$44,419	$61,246	$82,629	$59,019	$80,686

      No individual country other than the United States accounts for 10% or more of revenues in fiscal 2003, 2004, 2005 or the nine months ended December 31, 2004 and 2005. Revenue included in the “Other” caption above primarily relates to the Company’s operations in Europe, Australia and Canada.

	March 31,	March 31,	December 31,
	2004	2005	2005

			(Unaudited)
Long-lived assets:
United States	$1,449	$1,789	$1,998
Other	429	638	1,036

Total	$1,878	$2,427	$3,034

CommVault Systems Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)
      At December 31, 2005, Germany had long-lived assets of $526 (unaudited). At March 31, 2004 and 2005, the Netherlands had long-lived assets of $341 and $310, respectively. No other individual country other than the United States accounts for 10% or more of long-lived assets as of March 31, 2004, March 31, 2005 or December 31, 2005.

13.	Subsequent Events
      At the January 26, 2006 Board of Directors’ meeting, the number of shares available for grant under the Plan increased by 1,000 shares. During this same meeting, the Board of Directors authorized the creation of the Long-Term Stock Incentive Plan (“LTIP”). The LTIP will become effective upon an initial public offering at which time the authorized shares will be determined.

CommVault Systems Inc.
Schedule II — Valuation and Qualifying Accounts
(In thousands)

		Additions —
	Balance at	Charged to	Deductions —	Balance at
	Beginning of	Costs and	See Notes	End of
	Period	Expenses	Below	Period

Year Ended March 31, 2003:
Allowance for doubtful accounts(1)	$159	$151	$7	$303
Valuation allowance for deferred taxes(2)	$43,603	$7,527	$—	$51,130
Year Ended March 31, 2004:
Allowance for doubtful accounts(1)	$303	$482	$99	$686
Valuation allowance for deferred taxes(2)	$51,130	$5,257	$—	$56,387
Year Ended March 31, 2005:
Allowance for doubtful accounts(1)	$686	$107	$191	$602
Valuation allowance for deferred taxes(2)	$56,387	$297	$—	$56,684
Nine Months Ended December 31, 2005:
Allowance for doubtful accounts(1)	$602	$39	$38	$603
Valuation allowance for deferred taxes(2)	$56,684	$—	$1,749	$54,935

(1)	Deductions from provisions represent losses or expenses for which the respective provisions were created. In the case of the provision for doubtful accounts, such deductions are reduced by recoveries of amount previously written-off.

(2)	Adjustments associated with the Company’s assessment of its deferred tax assets (principally related to federal and state net operating loss carryforwards).

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table shows the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and the NASDAQ listing fee.

SEC registration fee		$16,050
NASD filing fee		15,500
NASDAQ listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent’s fees		*
Blue sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.
      Section 102 of the Delaware General Corporation Law (“DGCL”), as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit.
      Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agents or employee of the corporation or is or was serving at the corporation’s request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred in the defense or settlement of such action and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of duties to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.
      Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, shall be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered on the books containing the minutes of the meetings of the board of directors at the time such actions occurred or immediately after such absent director receives notice of the unlawful acts.
      Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.
      Our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and require us to advance litigation expenses upon our receipt of an undertaking by or on behalf of a director or officer to repay such advances if it is ultimately determined that such director or officer is not entitled to indemnification. The indemnification provisions contained in our bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. We intend to obtain directors’ and officers’ liability insurance in connection with this offering.
      In addition, we have entered or, concurrently with this offering, will enter, into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements will, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of CommVault or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.
      The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.	Recent Sales of Unregistered Securities.
      Since January 1, 2003, the registrant has sold the following securities without registration under the Securities Act of 1933:

•	In July 2003, the registrant issued an amended and restated warrant to purchase shares of its common stock at an exercise price of $ per share to EMC Investment Corporation, an accredited investor. The warrant expired without being exercised on February 2, 2006. The amended and restated warrant was issued to replace a warrant to purchase shares of the registrant’s common stock at an exercise price of $ per share, subject to certain adjustments, that had been issued by the registrant to the holder in November 2000. The original warrant was issued to the holder in connection with the holder’s purchase of shares of the registrant’s Series BB preferred stock. The issuance of the warrant was exempt from registration pursuant to Section 4(2) of the Securities Act.

•	In September 2003, the registrant sold 4,790,802 shares of registrant’s Series CC preferred stock to four individuals and 21 investment funds and other investment entities for approximately $15 million. Each of the investors was an accredited investor. The offer and sale was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

•	In December 2003, the registrant issued a warrant to purchase shares of our common stock at an exercise price of $ per share to Dell Ventures, L.P., an accredited investor, in connection with the registrant’s entering into a software licensing agreement with Dell Products, L.P. as an original equipment manufacturer. The number of warrant shares and exercise price are subject to customary antidilution adjustments upon the occurrence of certain events. The issuance of the warrant was exempt from registration pursuant to Section 4(2) of the Securities Act.

      From January 1, 2003 to the date of this filing, the registrant granted options to purchase approximately                      shares of common stock under the registrant’s 1996 Stock Option Plan. Approximately                      shares of common stock have been issued upon exercise of these options. All options were granted under Rule 701 promulgated under the Securities Act or, in the case of employees who are officers or directors of the registrant or are accredited investors, Section 4(2) of the Securities Act.
      There were no underwriters employed in connection with any of the transactions set forth in this Item 15. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to any distribution thereof. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients were given the opportunity to ask questions and receive answers from representatives of the registrant concerning the business and financial affairs of the registrant. Each investor represented and acknowledged to CommVault in writing that it had this opportunity. Each of the recipients that were employees of the registrant had access to such information through their employment with the registrant.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits
      See the exhibit index, which is incorporated herein by reference.
      (b) Financial Statement Schedules
      Schedule II — Valuation and Qualifying Accounts for the years ended March 31, 2003, 2004 and 2005 and the nine months ended December 31, 2005 (included on page F-26).

Item 17.	Undertakings.
      (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Oceanport, State of New Jersey, on May 3, 2006.

COMMVAULT SYSTEMS, INC.

By:	/s/ N. ROBERT HAMMER

N. Robert Hammer
Chairman, President and Chief Executive Officer
POWER OF ATTORNEY
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 3, 2006.

Signature	Title

/s/ N. ROBERT HAMMER* N. Robert Hammer	Chairman, President and Chief Executive Officer

/s/ LOUIS F. MICELI* Louis F. Miceli	Vice President, Chief Financial Officer

/s/ BRIAN CAROLAN* Brian Carolan	Controller

/s/ THOMAS BARRY* Thomas Barry	Director

/s/ FRANK J. FANZILLI, JR.* Frank J. Fanzilli, Jr.	Director

/s/ EDWARD A. JOHNSON* Edward A. Johnson	Director

/s/ ARMANDO GEDAY* Armando Geday	Director

/s/ KEITH GEESLIN* Keith Geeslin	Director

/s/ F. ROBERT KURIMSKY* F. Robert Kurimsky	Director

/s/ DANIEL PULVER* Daniel Pulver	Director

Signature	Title

/s/ GARY SMITH* Gary Smith	Director

/s/ DAVID F. WALKER* David F. Walker	Director

*By: /s/ N. ROBERT HAMMER N. Robert Hammer Attorney-in-fact

INDEX TO EXHIBITS

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of CommVault Systems, Inc., dated as of August 29, 2003
3	.2*	Amended and Restated Certificate of Incorporation of CommVault Systems, Inc., dated as of , 2006
3	.3*	Amended and Restated Bylaws of CommVault Systems, Inc.
4	.1*	Form of Common Stock Certificate
5	.1*	Opinion of Mayer, Brown, Rowe & Maw LLP
9	.1*	Voting Trust Agreement
10	.1*	Loan and Security Agreement, dated , 2006, between Silicon Valley Bank and CommVault Systems, Inc.
10	.2*	CommVault Systems, Inc. 1996 Stock Option Plan, as amended
10	.3*	CommVault Systems, Inc. 2006 Long-Term Stock Incentive Plan
10	.4*	Form of Non-Qualified Stock Option Agreement
10	.5**	Employment Agreement, dated as of February 1, 2004, between CommVault Systems, Inc. and N. Robert Hammer
10	.6**	Form of Employment Agreement between CommVault Systems, Inc. and Alan G. Bunte and Louis F. Miceli
10	.7**	Form of Corporate Change of Control Agreement between CommVault Systems, Inc. and Alan G. Bunte and Louis F. Miceli
10	.8**	Form of Corporate Change of Control Agreement between CommVault Systems, Inc. and David West, Ron Miiller and Scott Mercer
10	.9**	Form of Indemnity Agreement between CommVault Systems, Inc. and each of its current officers and directors
10.10		Amended and Restated Registration Rights Agreement, dated as of September 2, 2003, by and among CommVault Systems, Inc. and the Series AA investors
10.11		Amended and Restated Registration Rights Agreement, dated as of September 2, 2003, by and among CommVault Systems, Inc. and the Series BB investors
10.12		Amended and Restated Registration Rights Agreement, dated as of September 2, 2003, by and among CommVault Systems, Inc. and the Series CC investors
10	.13*	Registration Rights Agreement, dated , 2006 by and between CommVault Systems, Inc. and certain holders of Series A, B, C, D and E preferred stock
10	.14*	Warrant held by Dell Ventures, L.P. to purchase common stock of CommVault Systems, Inc.
21	.1**	List of Subsidiaries of CommVault Systems, Inc.
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1)
24	.1**	Powers of Attorney (included on the signature page to the original registration statement)

*	To be filed by amendment.

**	Previously filed.